40-33

811-09253
Branch 22

WELLS FARGO | ADVANTAGE FUNDS

Wells Fargo Funds Management, LLC
525 Market Street, 12th Floor
San Francisco, CA 94105
Direct dial: (415) 9474805

January 9, 2009

VIA OVERNIGHT DELIVERY

SEC Mail Processing
Section

JAN 21 2009

Washington, DC
111

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Form 40-33 Paper Filing

Re: Wells Fargo Funds Trust
CIK 0001081400
Form 40-33 Filing - Litigation Material Filed Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

On behalf of Wells Fargo Funds Trust, CIK 0001081400 enclosed please find (one) copy of litigation material filed herein as Form 40-33 under Section 33 of the Investment Company Act of 1940.

Sincerely,

Lawrence S. Hing
Senior Counsel

Encl: as stated

PROCESSED
FEB 03 2009
THOMSON REUTERS

09005357

REESE RICHMAN LLP
Michael R. Reese (Cal. State Bar No. 206773)
875 Avenue of the Americas, 18th Floor
New York, New York 10001
Telephone: (212) 579-4625
Facsimile: (212) 253-4272
Email: michael@reeserichman.com

- and -

WHATLEY DRAKE & KALLAS, LLC
Deborah Clark-Weintraub
Elizabeth Rosenberg
1540 Broadway, 37th Floor
New York, New York 10036
Telephone: (212) 447-7070
Facsimile: (212) 447-7077
Email: dweintraub@wdklaw.com
erosenberg@wdklaw.com

Court Appointed Lead Counsel

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

EDWARD LEE, EDWARD ARSENAULT, EMIL DE BACCO, RICHARD HINTON, ARNOLD KREEK, and MARGRET MACHT, Individually And On Behalf Of All Others Similarly Situated, Plaintiffs, vs. WELLS FARGO & COMPANY, WELLS FARGO FUNDS MANAGEMENT, LLC, and WELLS FARGO FUNDS TRUST, Defendants.	Case No. 08-cv-1830 WHA **AMENDED CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS** **JURY TRIAL DEMANDED**

Lead Plaintiff Edward Lee and plaintiffs Edward Arsenault, Emil De Bacco, Richard Hinton, Arnold Kreek and Margret Macht (collectively "Plaintiffs") by and through their counsel, allege the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, and media reports about Wells Fargo & Company and its related entities also named herein as defendants (collectively "Defendants" or "Wells Fargo"). Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

INTRODUCTION

1. This is a federal class action arising out of Defendants' failure to disclose their unlawful and deceitful course of conduct that was designed to improperly enrich Defendants to the detriment of Plaintiffs and other members of the Class. This action is brought by Plaintiffs against Wells Fargo on behalf of a Class (defined below) consisting of all persons or entities who purchased one or more of the Wells Fargo Funds (except the Wells Fargo Diversified Equity Fund, Montgomery Emerging Markets Fund and Small Cap Growth Fund), from November 4, 2000 through April 11, 2006, inclusive (the "Class Period").

2. This case is premised upon the allegations in the Third Amended Complaint in the matter of *Siemers v. Wells Fargo & Co., et al.*, case no. 05-cv-4518 that the Court in its April 17, 2007 Order held stated a claim for violation of the federal securities law. *See Siemers v. Wells Fargo*, case no. 05-cv-04518 WHA, 2007 U.S. Dist. LEXIS 31287 (N.D. Cal. April 17, 2007). This case is intended to provide relief for all Wells Fargo mutual fund investors not covered by the class certification order and subsequent settlement in *Siemers.*

3. Defendants created undisclosed material conflicts of interest with members of the Class by entering into revenue-sharing agreements with brokerages and selling agents who sold the Wells Fargo Funds. Defendants financed these arrangements by illegally charging excessive and improper fees to the Wells Fargo Funds and their investors that should have been invested in the underlying portfolio. Defendants did not disclose to investors, at the time of purchase, their pre-existing and ongoing revenue sharing arrangements, but rather knowingly hid such

information by way of material omissions and half-truths in the prospectuses and other offering documents.

4. Wells Fargo Investments, LLC ("Wells Fargo Investments"), a Wells Fargo broker/dealer, solicited investments in the Wells Fargo Funds and recommended such investments to its clients, without disclosing that it was a recipient of such kickbacks. The NASD has fined and censured Wells Fargo Investments millions of dollars for its conduct accepting such kickbacks, which included its role in this scheme. Likewise, the NASD and SEC have fined and censured broker-dealers such as American Express for failure to disclose the kickbacks paid to the broker-dealers by Defendants.

5. Defendants' sales practices created a material insurmountable conflict of interest between themselves and their clients by using investor assets to provide monetary incentives to broker/dealers to sell Wells Fargo Funds, sales of which increased Defendants' overall profits, but improperly diminished investors' returns. Defendants failed to disclose its kickback scheme, knowing that if the truth were revealed, no reasonable investor would invest in the Wells Fargo Funds. This conflict of interest created by Defendants' failure to disclose these incentives violates federal securities laws. Furthermore, Plaintiffs and other members of the Class paid fees that they would not have paid otherwise had the kickback scheme been disclosed, and, as result, received lower returns from their investments.

6. In engaging in this conduct, Defendants violated the Securities Exchange Act of 1934.

JURISDICTION AND VENUE

7. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. § 78aa; and 28 U.S.C. §§ 1331, 1337 and 1367(a).

8. Venue is proper in this District pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1391. Substantial acts in furtherance of the alleged fraud, including the preparation and dissemination of materially false and misleading information, occurred within this District. Defendant Wells Fargo is headquartered in San Francisco.

9. In connection with the acts alleged herein, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

PLAINTIFFS

10. Court appointed Lead Plaintiff Edward Lee purchased shares of the Wells Fargo Funds during the Class Period and was thereby damaged. The Wells Fargo Funds acquired by Mr. Lee are included in Mr. Lee's certification attached hereto as Exhibit A.

11. Edward Arsenault purchased shares of the Wells Fargo Funds during the Class Period and was thereby damaged. The Wells Fargo Funds acquired by Mr. Arsenault are included in Mr. Arsenault's certification attached hereto as Exhibit A.

12. Emil De Bacco purchased shares of the Wells Fargo Funds during the Class Period and was thereby damaged. The Wells Fargo Funds acquired by Mr. De Bacco are included in Mr. De Bacco's certification attached hereto as Exhibit A.

13. Richard Hinton purchased shares of the Wells Fargo Funds during the Class Period and was thereby damaged. The Wells Fargo Funds acquired by Mr. Hinton are included in Mr. Hinton's certification attached hereto as Exhibit A.

14. Arnold Kreek purchased shares of the Wells Fargo Funds during the Class Period and was thereby damaged. The Wells Fargo Funds acquired by Mr. Kreek are included in Mr. Kreek's certification attached hereto as Exhibit A.

15. Margaret Macht purchased shares of the Wells Fargo Funds during the Class Period and was thereby damaged. The Wells Fargo Funds acquired by Ms. Macht are included in Ms. Macht's certification attached hereto as Exhibit A.

DEFENDANTS

The Parent Company

16. Wells Fargo & Company is the ultimate parent of all Defendants named in this Complaint and is incorporated in Delaware. Wells Fargo & Company is a diversified financial services company providing banking, insurance, investments, mortgage and consumer finance

services. Through its subsidiaries, Wells Fargo & Company also markets, sponsors, and provides investment advisory, distribution, and administrative services to mutual funds, including the Wells Fargo Funds. Defendant Wells Fargo & Company is headquartered at 420 Montgomery Street, San Francisco, California 94104. It was the ultimate beneficiary of the secret plan and scheme to drive new investors into the Wells Fargo Funds through the kickback scheme alleged herein. Defendant Wells Fargo & Company is herein referred to as the "Control Person Defendant."

The Investment Adviser

17. Defendant Wells Fargo Funds Management, LLC ("the Investment Adviser Defendant" or "WFFM") is a Delaware corporation registered as an investment adviser under the Investment Advisers Act. Its offices are located at 525 Market St., San Francisco, California 94105. It is an indirect, wholly-owned subsidiary of Wells Fargo & Company. Prior to March 1, 2001, WFFM existed as a division or department of Wells Fargo Bank, N.A., rather than as a separate legal entity, but at all times it has acted in the capacities described herein. For example, in the prospectuses dated February 1, 2001, WFFM stated that it had been created in "early 2001" but referenced its existence as a fund manager (under the ownership of Wells Fargo & Company) prior to that date, stating, "As of September 30, 2000, Funds Management and its affiliates managed over $514 billion in assets."

18. The Investment Adviser Defendant is responsible for implementing the investment policies and guidelines for the Wells Fargo Funds and for supervising the sub-adviser responsible for their day-to-day management, including the placing of orders for the purchase and sale of portfolio securities. In return, the Investment Adviser Defendant receives fees calculated as percentage of net assets under management.

19. As of June 30, 2004, the Investment Adviser Defendant managed over $75 billion in Wells Fargo Funds mutual fund assets. In breach of its fiduciary duties, the Investment Adviser Defendant provided self-serving information to the Funds' Board of Trustees and created a secret plan with broker/dealers to promote the Wells Fargo Funds which resulted in the Funds' investors footing the bill.

The Registrant

20. Defendant Wells Fargo Funds Trust is the Registrant of all the Wells Fargo Funds for the purposes of filing financials with the SEC, under which the Wells Fargo Funds are organized as several portfolios/series. Defendant Wells Fargo Funds Trust is an open-ended management company incorporated in Delaware and is registered with the SEC under the Investment Company Act. Wells Fargo Funds Trust has its principal executive offices at 525 Market Street, San Francisco, California 94105. Defendant Wells Fargo Funds Trust is herein referred to as the "Registrant Defendant."

SUBSTANTIVE ALLEGATIONS

Background

21. Wells Fargo provides banking, insurance, investments, mortgage and consumer finance services to more than 23 million customers through an international network of over 6,160 financial services offices, the internet and other distribution channels. Wells Fargo has $435 billion in assets and over 150,000 employees. Wells Fargo calls its financial consultants "team members" and states on its website that the "team members" will "provide sound financial advice for customers ... and create new wealth for them." *WellsFargo.com, Vision and Values: What is Wells Fargo*, http://www.wellsfargo.com/ invest_relations/vision_values/4.

22. Investors often turn to financial consultants for guidance on savings and retirement vehicles that will maximize the growth of their assets. Brokers, such as those at Wells Fargo Investments, refer to themselves as financial consultants. Wells Fargo states on its website that among its core values are that its employees "[v]alue and reward open, honest, two-way communication...[a]void any actual or perceived conflict of interest...[and] [c]omply with the letter and the spirit of the law." *WellsFargo.com, Vision and Values: What Are Our Values,* http://www.wellsfargo.com/invest_relations/vision_values/11. Indeed, the "Wells Fargo Team Members Code of Ethics and Business Conduct" states that team members must avoid conflicts of interest or the appearance of conflicts of interest, and also notes that it is unlawful for team members to accept anything of value from any person intending to be influenced or rewarded in connection with any business or transaction of Wells Fargo. *WellsFargo.com, Wells Fargo*

Team Members Code of Ethics and Business Conduct, June 1, 2004, at 6, http://www.wellsfargo.com/ pages/about/corporate/ethics/team_member_code_of_ethics_2004.pdf. These internally-published prohibitions on conflicts of interest are, of course, in addition to the matrix of market regulations governing broker/dealers and mutual fund companies that prohibit such conduct.

23. However, Defendants' mutual funds sales practices clearly contradict their statements made to investors. Undisclosed conflict of interests were rampant in the relationships between Defendants and mutual fund investors who are members of the Class.

24. The kickbacks paid by the Wells Fargo Funds were in the form of "revenue sharing." Revenue sharing occurs when a mutual fund's investment adviser or its affiliate makes cash payments to a broker/dealer in exchange for the broker/dealer pushing shares of that fund over other funds. Revenue sharing arrangements are problematic because they reduce the assets of the funds for a purpose that is not disclosed to investors. In addition, broker/dealers cannot uphold their fiduciary responsibilities when they choose to include or exclude a fund based on the fund's participation in a revenue sharing arrangement rather than based on the benefit to the investor. The SEC has stated that "[r]evenue sharing arrangements not only pose potential conflicts of interest, but also may have the indirect effect of reducing investors' returns by increasing the distribution-related costs incurred by funds." 69 Fed. Reg. 6438, 6441 n.21 (Feb.10, 2004)

25. According to internal Wells Fargo documents, payments from the Wells Fargo Funds were based upon the amount of assets of the Wells Fargo Fund held under management, as well as on the amount of sales of the Wells Fargo Funds.

THE WELLS FARGO FUNDS' PROSPECTUSES, THEIR STATEMENTS OF ADDITIONAL INFORMATION AND DEFENDANTS' PUBLIC STATEMENTS WERE MATERIALLY FALSE AND MISLEADING REGARDING THE KICKBACK ARRANGEMENTS

26. The kickback activities engaged in by Defendants as described herein created conflicts of interest with respect to the financial consultants' investment advice given to their clients and the management of their client accounts. These conflicts of interest were not

disclosed to Plaintiffs and the Class, and were actively concealed from investors. Disclosure of these sales incentives and compensation structures were necessary for Wells Fargo's clients to make informed investment decisions.

27. Wells Fargo disclosed information to its customers concerning mutual fund purchases primarily through supplying customers with the prospectuses and if requested, the statements of additional information ("SAIs") issued by the mutual funds.

28. A mutual fund's prospectus and its SAIs are required to disclose all material facts in order to provide investors with information that will assist them in making an informed decision about whether to invest in a mutual fund. The law requires that such disclosures be in straightforward and easy to understand language such that it is readily comprehensible to the average investor. *See Plain English Disclosure*, SEC Release Nos. 33-7497, 34-39593 (Oct. 1, 1998) (to be codified at 17 C.F.R. pts. 228, 229, 230, 239 and 274).

29. Prior to investing in any of the Wells Fargo Funds, Plaintiffs and each member of the Class were entitled to receive the appropriate prospectuses. The SAIs are not distributed to investors, but are available to them on request. The prospectuses and SAIs were deceptive and misleading as they failed to disclose Defendants' practice of steering investors into Wells Fargo Funds.

30. Each of the Wells Fargo Funds prospectuses and their SAIs issued during the Class Period failed to adequately disclose to investors material information about the mutual funds and the fees and costs associated with them. As seen below, each of the prospectuses and their SAIs contained the same materially false and misleading statements and omissions regarding revenue sharing.

31. Wells Fargo issued prospectuses annually for its Wells Fargo Funds. These prospectuses were written by the Investment Adviser Defendant. Accordingly to sworn deposition testimony in the *Siemers* action by a WFFM F.R.C.P. 30(b)(6) corporate representative (Karla Rabusch – President of Defendant WFFM during the Class Period) – the prospectuses were created using a common template such that the language contained in the various prospectuses was consistent. Moreover, during the Class Period, the Investment Adviser

Defendant often issued a single annual prospectus that pertained to a number of different Wells Fargo Funds.

Exemplar Prospectus: February 1, 2000 Stock Funds

32. On or about February 1, 2000 Wells Fargo issued a single prospectus that covered the following Wells Fargo Funds: Wells Fargo Diversified Equity Fund, Diversified Small Cap Fund, Equity Income Fund, Equity Index Fund, Equity Value Fund, Growth Fund, Growth Equity Fund, International Fund, International Equity Fund, Large Company Growth Fund, Small Cap Growth Fund, and Small Cap Opportunities Fund (collectively "Stock Funds"). The February 1, 2000 Stock Fund Prospectus provided in relevant part as follows:

33. First, the prospectus discussed the funds' "Fund—Objective— Principal Strategy" and stated:

> Diversified Equity Fund. Seeks long-term capital appreciation with moderate annual return volatility. The Fund is a Gateway fund that invests in five different equity investment styles--an index style, an equity income style, a large company style, a diversified small cap style and an international style to minimize the volatility and risk of investing in a single equity investment style. The Fund currently invests in 10 core portfolios.
>
> Diversified Small Cap Fund. Seeks long-term capital appreciation with moderate annual return volatility. The Fund is a Gateway fund that invests in several different small capitalization equity styles in order to reduce the risk of price and return volatility associated with reliance on a single style. The Fund currently invests in 4 core portfolios.
>
> Equity Income Fund. Seeks long-term capital appreciation and above-average dividend income. The Fund is a Gateway fund that invests in the common stocks of large, high-quality domestic companies with above-average return potential and above-average dividend income. We consider "large" companies to be those whose market capitalization is greater than the median of the Russell 1000 Index, which is considered a mid- to large-capitalization index.
>
> Equity Index Fund. Seeks to approximate the total rate of return of substantially all common stock comprising the S&P 500 Index. The Fund invests in common stocks to replicate the S&P 500 Index. We invest in each company comprising the S&P 500 Index in proportion to its weighting in the S&P 500 Index. Regardless of market conditions, the Fund attempts to achieve a 95% correlation between the performance of the S&P 500 Index and the Fund's investment results.
>
> Equity Value Fund. Seeks long-term capital appreciation. We invest in equity securities that we believe are undervalued in relation to the overall stock markets.

Growth Fund. Seeks long-term capital appreciation. We invest in common stocks and other equity securities of domestic and foreign companies whose market capitalization falls within the range of the Russell 1000 Index, which is considered a mid- to large-capitalization index. We buy stocks of companies that have a strong earnings growth trend and above-average prospects for future growth, or that we believe are undervalued.

Growth Equity Fund. Seeks long-term capital appreciation with moderate annual return volatility. The Fund is a Gateway fund that invests in three different equity investment styles--a large company growth style, a diversified small cap style, and an international style to minimize the volatility and risk of investing in a single equity investment style. The Fund currently invests in 7 core portfolios.

International Fund. Seeks long-term capital appreciation. The Fund is a Gateway fund that invests in an international equity investment style. The Fund invests in common stock of high-quality companies based outside of the United States.

International Equity Fund. Seeks total return, with an emphasis on capital appreciation over the long-term. We invest in equity securities of companies based in developed non-U.S. countries and in emerging markets of the world. We expect that the securities held by the Fund will be traded on a stock exchange or other market in the country in which the issuer is based, but they also may be traded in other countries, including the U.S. We apply a fundamentals-driven, value-oriented analysis to identify companies with above-average potential for long-term growth and total return capabilities.

Large Company Growth Fund. Seeks long-term capital appreciation. The Fund is a Gateway fund that invests in the common stock of large, high- quality domestic companies that have superior growth potential. We consider "large" companies to be those whose market capitalization is greater than the median of the Russell 1000 Index, which is considered a mid- to large- capitalization index.

Small Cap Growth Fund. Seeks long-term capital appreciation. We invest in common stocks issued by companies whose market capitalization falls within the range of the Russell 2000 Index, which is considered a small capitalization index. We invest in the common stocks of domestic and foreign issuers we believe have above-average prospects for capital growth, or that may be involved in new or innovative products, services and processes.

Small Cap Opportunities Fund. Seeks long-term capital appreciation. The Fund invests in equity securities of U.S. companies that, at the time of purchase, have market capitalizations of $1.5 billion or less. We buy stocks of companies we believe can generate above-average earnings growth and sell at favorable prices in relation to book values and earnings.

34. This discussion of the funds' objectives and principal strategies is false and misleading in that it does not disclose that an additional objective to increase investments in the fund by use of a strategy of paying revenue-sharing kickbacks of fund assets to selling agents to incentivize new investments.

35. Next, the prospectus discusses "Shareholder Fees" and "Annual Fund Operating Expenses." *See* Exhibit B attached hereto for a copy of this section of the Prospectus.

36. The table setting forth "Shareholder Fees" and "Annual Fund Operating Expenses" is false and misleading because it fails to state that portions of the "Annual Fund Operating Expenses" are in fact paid as kickbacks to selling agents as described in this complaint and because it implies that the only compensation to selling agents paid by shareholders' fees are the "sales charges."

37. The prospectus next discusses "Organization and Management of the Funds" as follows:

> A number of different entities provide services to the Funds. This section shows how the Funds are organized, lists the entities that perform different services, and explains how these service providers are compensated. Further information is available in the Statement of Additional Information for the Funds.
>
> **About Wells Fargo Funds Trust**
>
> Wells Fargo Funds Trust (the "Trust") was organized as a Delaware business trust on March 10, 1999. The Board of Trustees of the Trust supervises each Fund's activities, monitors its contractual arrangements with various service providers and decides upon matters of general policy.
>
> * * *
>
> The Board of Trustees of the Trust supervises the Funds' activities and approves the selection of various companies hired to manage the Funds' operation. The major service providers are described in the diagram below. Except for the advisors, which require shareholder vote to change, if the Board believes that it is in the best interest of the shareholders it may make a change in one of these companies.
>
> * * *
>
> **The Investment Advisor**
>
> Wells Fargo Bank provides portfolio management and fundamental security analysis services as the advisor for the Funds. Wells Fargo Bank, founded in 1852, is the oldest bank in the western United States and is one of the largest banks in the United States. Wells Fargo Bank is a wholly owned subsidiary of Wells Fargo & Company, a national bank holding company. As of September 30, 1999, Wells Fargo Bank and its affiliates managed over $129 billion in assets. For providing these services, Wells Fargo Bank is entitled to receive fees as described in the "Summary of Expenses" section at the front of this Prospectus.
>
> The Diversified Equity, Diversified Small Cap and Growth Equity are Gateway funds that invest in various core portfolios. Wells Fargo Bank is entitled to receive an investment advisory fee of 0.25% of each Fund's average annual net assets for providing

services to each Fund including the determination of the asset allocations of each Fund's investments in the various core portfolios. Wells Fargo Bank also acts as the Advisor to, and is entitled to receive a fee from, each core portfolio. The total amount of investment advisory fees paid to Wells Fargo Bank as a result of a Fund's investments varies depending on the Fund's allocation of assets among the various core portfolios.

Dormant Investment Advisory Arrangements

Under the existing investment advisory contract for the Funds, Wells Fargo Bank has been retained as an investment advisor for Gateway Fund assets redeemed from a core portfolio and invested directly in a portfolio of securities. Wells Fargo Bank does not receive any compensation under this arrangement as long as a Gateway Fund invests substantially all of its assets in one or more core portfolios. If a Gateway Fund redeems assets from a core portfolio and invests them directly, Wells Fargo Bank receives an investment advisory fee from the Gateway Fund for the management of those assets.

The Sub-Advisors

Wells Capital Management Incorporated ("WCM"), a wholly owned subsidiary of Wells Fargo Bank, N.A., is the sub-advisor for the Equity Income, Equity Index, Equity Value, Growth, International Equity and Small Cap Growth Funds. In this capacity, it is responsible for the day-to-day investment management activities of these Funds. As of June 30, 1999, WCM provided advisory services for over $71 billion in assets.

Peregrine Capital Management, Inc. ("Peregrine"), a wholly owned subsidiary of Norwest Bank Minnesota, N.A., is the sub-advisor for the Large Company Growth Fund. Peregrine, which is located at LaSalle Plaza, 800 LaSalle Avenue, Suite 1850, Minneapolis, Minnesota 55402, is an investment advisor subsidiary of Norwest Bank Minnesota, N.A. Peregrine provides investment advisory services to corporate and public pension plans, profit sharing plans, savings investment plans and 401(k) plans. As of December 31, 1999, Peregrine managed approximately $8.1 billion in assets.

Schroder Investment Management North America, Inc. ("Schroder"), is the sub-advisor for the International Core Portfolio. Schroder, whose principal business address is 787 7/th/ Avenue, New York, NY 10019, is a registered investment adviser. Schroder provides investment management services to company retirement plans, foundations, endowments, trust companies and high net worth individuals. As of September 30, 1999, Schroder managed $ 36.1 billion in assets.

Smith Asset Management Group, LP ("Smith Group"), whose principal business address is 300 Crescent Court, Suite 750, Dallas, Texas 75201 is a registered investment adviser. Smith Group provides investment management services to company retirement plans, foundations, endowments, trust companies, and high net worth individuals using a disciplined equity style. As of December 31, 1999, the Smith Group managed over $1 billion in assets.

WCM, Peregrine, Schroders and Smith Group are each sub-advisors to certain of the core portfolios in which the Diversified Equity, Diversified Small Cap, and Growth Equity Funds invest.

The Administrator

Wells Fargo Bank provides the Funds with administration services, including general supervision of each Fund's operation, coordination of the other services provided to each Fund, compilation of information for reports to the SEC and the state securities commissions, preparation of proxy statements and shareholder reports, and general supervision of data compilation in connection with preparing periodic reports to the Trust's Trustees and officers. Wells Fargo Bank also furnishes office space and certain facilities to conduct each Fund's business. For providing these services, Wells Fargo Bank is entitled to receive a fee of 0.15% of the average annual net assets of each Fund.

Shareholder Servicing Plan

We have a shareholder servicing plan for each Fund class. We have agreements with various shareholder servicing agents to process purchase and redemption requests, to service shareholder accounts, and to provide other related services. For these services, each Fund pays 0.25% of its average net assets, except the Asset Allocation Fund which pays 0.10%.

The Transfer Agent

Boston Financial Data Services, Inc. ("BFDS") provides transfer agency and dividend disbursing services to the Funds. For providing these services, BFDS receives an annual fee, certain transaction-related fees, and is reimbursed for out-of-pocket expenses incurred on behalf of the Funds.

38. The section discussing Organization and Management of the Funds is false and misleading in at least the following respects: (1) It states that the fee paid to the investment advisor is for "providing [investment advisory] services" when in fact a portion of that fee is not for such services at all, but rather used to market the funds by way of kickbacks to selling agents; (2) It states that the Fund pays a set percentage of assets for "shareholder servicing" when in fact the amounts paid, including the kickbacks, were much larger; (3) It states that the transfer agent receives fees for its services; in fact a portion of these fees were not for such services but were redirected to selling agents as kickbacks; (4) It fails to disclose the existence of agreements with selling agents by which a portion of fees paid by the funds were sent to those selling agents as kickbacks or to state the amount of the kickbacks; (5) It states that the Board supervises the activities of the Advisers when in fact it did not supervise or put a stop to revenue sharing practices; and (6) It implies that the Board is an independent entity when in fact it acts as an arm of the Investment Adviser Defendant.

39. Finally, the prospectus discusses the "Distribution Plan" as follows:

Distribution Plan

We have adopted a Distribution Plan ("Plan") pursuant to Rule 12b-1 of the 1940 Act for the Class B and Class C shares of the Funds. The Plan authorizes the payment of all or part of the cost of preparing and distributing prospectuses and distribution-related services, including ongoing compensation to *selling agents*. The Plan also provides that, if and to the extent any shareholder servicing payments are recharacterized as payments for distribution-related services, they are approved and payable under the Plan. The fees paid under this Plan are as follows:

FUND	CLASS B	CLASS C
Diversified Equity	0.75%	0.75%
Diversified Small Cap	0.75%	N/A
Equity Income	0.75%	0.75%
Equity Index	0.75%	N/A
Equity Value	0.75%	0.75%
Growth Fund	0.75%	N/A
Growth Equity	0.75%	0.75%
International	0.75%	N/A
International Equity	0.75%	0.75%
Large Company Growth	0.75%	0.75%
Small Cap Growth	0.75%	0.75%
Small Cap Opportunities	0.75%	N/A

[In later prospectuses discussed *infra* in this Complaint, this chart was replaced with the simple sentence: "For these services, the Class B and Class C shares of the Funds pay 0.75% of their average daily net assets on an annual basis."]

These fees are paid out of the Funds' assets on an ongoing basis. Over time, these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

This passage was false and misleading in the following respects: (1) By mentioning only Class B and C shares, it implies that no ongoing fees were being paid for distribution-related services by Class A shareholders, when in fact all shareholders were footing the bill for such services through revenue sharing kickbacks; (2) It states that improperly paid shareholder servicing fees will be subject to the rule 12b-1 cap, when in fact they were not, because they were paid along with other revenue sharing kickbacks to the same selling agents; and (3) Defendants did not comply with rule 12b-1 because they paid revenue sharing kickbacks without following the requirements of that rule for Board approval, findings of benefit to investors, and full investor disclosure.

Additional Prospectuses

February 1, 2001 Stock Funds

40. The February 1, 2001 prospectus for the Stock Funds is substantially identical to the 2000 prospectus and is false and misleading for the same reasons stated above.

February 1, 2002 Stock Funds

41. The February 1, 2002 prospectus for the Stock Funds is substantially identical to the 2000 prospectus and is false and misleading for the same reasons stated above.

42. Additionally, the February 1, 2002 Prospectus adds a brief statement about "additional payments" as follows:

> In addition to payments received from the Funds, selling or shareholder servicing agents may receive significant additional payments directly from the Adviser, the Distributor, or their affiliates in connection with the sale of Fund shares.

This additional disclosure is false and misleading in the following respects. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus. The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees is materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees, as set forth *infra*. Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the investment advisor, or that the investment advisor's only source of income was fees earned from the funds. Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased. Sixth, the statement does not disclose that the payments were made in exchange for preferential marketing treatment by the selling agents.

February 1, 2003 Stock Funds

43. The February 1, 2003 prospectus for the Wells Fargo Stock Funds is substantially identical to the February 1, 2002 prospectus and is false and misleading for the same reasons.

June 9, 2003 Stock Funds

44. The June 9, 2003 prospectus for the Wells Fargo Stock Funds is substantially identical to the February 1, 2002 prospectus and is false and misleading for the same reasons.

February 1, 2004 Stock Funds

45. The February 1, 2004 prospectus for the Wells Fargo Stock Funds is substantially identical to the February 1, 2002 prospectus and is false and misleading for the same reasons.

46. Additionally, the February 1, 2004 prospectus adds a brief statement about "additional payments" which is slightly longer than the February 1, 2002 prospectus. It provides as follows:

> In addition to payments received from the Funds, selling or shareholder servicing agents may receive significant additional payments directly from the adviser, the distributor, or their affiliates in connection with the sale of Fund shares. These amounts may be fixed dollar amounts or a percentage of sales or both, and may be up-front or ongoing payments or both. Agents may agree to provide a marketing or servicing advantages to the Funds in return for the payments. Selling or shareholder servicing agents, in turn, may pay some or all of these amounts to their employees who recommend or sell Fund shares or make investment decisions on behalf of clients. Payments made with respect to the Funds may differ from those made with respect to other mutual funds available through the agent and could influence the agent's recommendations or decisions. Prospective investors should consult with their selling or shareholder servicing agent if they wish to request further information regarding these matters.

This additional disclosure is false and misleading in nearly all the same respects as the shorter disclosure used between February 1, 2002 and January 31, 2004. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus. The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees is materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees, as set forth *infra*. Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the investment advisor, or that the investment advisor's only source of income was fees earned from the funds. Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased.

February 1, 2005 Stock Funds

47. The February 1, 2005 prospectus for the Wells Fargo Stock Funds is substantially identical to the February 1, 2004 prospectus and is false and misleading for the same reasons.

April 11, 2005 Stock Funds[1]

48. The April 11, 2005 Stock Funds prospectus is substantially identical to the February 1, 2004 prospectus and is false and misleading for the same reasons.

49. Finally, the April 11, 2005 Stock Funds prospectus discusses "additional payments" with a slightly longer passage than the February 1, 2004 Stock Funds prospectus, as follows:

> In addition to payments received from the Funds for distribution and shareholder servicing, the Adviser, the Funds' distributor or their affiliates, may pay out of their own assets, and at no cost to the Funds, significant amounts to selling or shareholder servicing agents in connection with the sale and distribution of shares of the Funds or for

[1] Beginning with the April 11, 2005 prospectus, the Stock Funds prospectus was broken into five categories: the Large Cap Stock Funds, the Small and Mid Cap Stock Funds, the International Stock Funds, the Specialty Funds and the Equity Gateway Funds. All five prospectuses are substantially identical and are referred to herein as the "April 11, 2005 Stock Funds prospectus."

> services to the Funds and their shareholders.
>
> In return for these payments, the Funds may receive certain marketing or servicing advantages including, without limitation, inclusion of the Funds on a selling agent's "preferred list"; providing "shelf space" for the placement of the funds on a list of mutual funds offered as investment options to its clients; granting access to a selling agent's registered representatives; providing assistance in training and educating the selling agent's registered representatives and furnishing marketing support and other related services. Additionally, the Funds and their shareholders may receive certain services including, but not limited to, establishing and maintaining accounts and records; answering inquiries regarding purchases, exchanges and redemptions; processing and verifying purchase, redemption and exchange transactions; furnishing account statements and confirmations of transactions; processing and mailing monthly statements, prospectuses, shareholder reports and other SEC-required communications, and providing services that might typically be provided by a Fund's transfer agent (e.g., the maintenance of omnibus or omnibus-like accounts, the use of the National Securities Clearing Corporation for the transmission of transaction information and the transmission of shareholder mailings).
>
> Payments made by the Funds' Adviser, distributor or their affiliates, for the advantages and services described above, may be fixed dollar amounts, may be based on a percentage of sales and/or assets under management or a combination of the above, and may be up-front or ongoing payments or both. Such payments may be based on the number of customer accounts maintained by the selling or shareholder servicing agent, or based on a percentage of the value of shares sold to, or held by, customers of the selling or shareholder servicing agent, and may differ among selling and shareholder servicing agents.
>
> In addition, representatives of the Funds' distributor visit selling agents on a regular basis to educate their registered representatives and to encourage the sale of Fund shares. The costs associated with such visits and any arrangement, such as sponsoring various contests and promotions to encourage the sale of Fund shares, may be paid for by the Adviser, the Funds' distributor or its affiliates, subject to applicable NASD regulations.

This additional disclosure is false and misleading in the nearly all the same respects as the shorter disclosures used between February 1, 2002 and April 10, 2005. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus. The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees is materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees, as set forth *infra*. Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the investment advisor, or that the investment advisor's only source of income was fees earned from the funds. Instead it states falsely that the provision of these payments are at "no cost to the Funds." Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased.

February 1, 2006 Stock Funds

50. The February 1, 2006 prospectus for the Wells Fargo Stock Funds is substantially identical to the April 11, 2005 prospectus and is false and misleading for the same reasons.

Exemplar Prospectus: February 1, 2000 Asset Allocation Funds

51. On or about February 1, 2000, Wells Fargo issued a single prospectus that covered the following Wells Fargo Funds: Wells Fargo Asset Allocation Fund, Growth Balanced Fund, and Index Allocation Fund (collectively "Asset Allocation Funds"). The February 1, 2000 Asset Allocation Fund Prospectus provided in relevant part as follows:

52. First, the prospectus discussed the funds' "Fund—Objective— Principal Strategy" and stated:

> Asset Allocation Fund. Seeks long-term total return, consistent with reasonable risk. We do not select individual securities for investment, rather, we buy substantially all of the securities of various indexes to replicate the total return of the index. We use an asset allocation model to allocate and reallocate assets among common stocks (S&P 500 Index), U.S. Treasury bonds (Lehman Brothers 20+ Bond Index) and money market instruments, operating from a target allocation of 60% stocks and 40% bonds. We invest in asset classes that we believe are undervalued in order to achieve better long-term, risk-adjusted returns.
>
> Growth Balanced Fund. Seeks a combination of current income and capital appreciation by diversified investments in stocks and bonds. The Fund is a Gateway fund that invests 65% in equity securities and 35% in fixed-income securities by investing in selected core portfolios representing various investment styles. We invest the equity portion of the

> Fund with an emphasis in large company, income equity and S&P 500 Index securities, and also invest in small cap and international portfolios. We invest the fixed-income portion of the Fund with an emphasis on investment grade securities with intermediate (3-5 years) maturities.
>
> Index Allocation Fund. Seeks to earn a high level of total return, consistent with the assumption of reasonable risk. We do not select individual securities for investment, rather, we buy substantially all of the securities of various indexes to replicate the total return of the index. We use an asset allocation model to allocate and reallocate assets among common stocks (S&P 500 Index), U.S. Treasury bonds (Lehman Brothers 20+ Bond Index) and money market instruments, operating from a target allocation of 100% stocks. We invest in asset classes that we believe are undervalued in order to achieve better long-term, risk-adjusted returns.

53. This discussion of the funds' objectives and principal strategies is false and misleading in that it does not disclose that an additional objective to increase investments in the fund by use of a strategy of paying revenue-sharing kickbacks of fund assets to selling agents to incentivize new investments.

54. Next, the prospectus discusses "Shareholder Fees" and "Annual Fund Operating Expenses." *See* Exhibit B attached hereto.

55. The table setting forth "Shareholder Fees" and "Annual Fund Operating Expenses" is false and misleading because it fails to state that portions of the "Annual Fund Operating Expenses" are in fact paid as kickbacks to selling agents as described in this complaint and because it implies that the only compensation to selling agents paid by shareholders' fees are the "sales charges."

56. The prospectus next discusses "Organization and Management of the Funds" as follows:

> A number of different entities provide services to the Funds. This section shows how the Funds are organized, lists the entities that perform different services, and explains how these service providers are compensated. Further information is available in the Statement of Additional Information for the Funds.
>
> **About Wells Fargo Funds Trust**
>
> Each Fund is one of over 60 Funds of Wells Fargo Funds Trust (the "Trust"), an open-end management investment company. The Trust was organized as a Delaware business trust on March 10, 1999. The Board of Trustees of the Trust supervises each Fund's activities, monitors its contractual arrangements with various service providers and decides upon matters of general policy.

* * *

The Board of Trustees of the Trust supervises the Funds' activities and approves the selection of various companies hired to manage the Funds' operation. The major service providers are described in the diagram below. Except for the advisors, which require shareholder vote to change, if the Board believes that it is in the best interests of the shareholders it may make a change in one of these companies.

* * *

The Investment Advisor

Wells Fargo Bank provides portfolio management and fundamental security analysis services as the Advisor for the Funds. Wells Fargo Bank, founded in 1852, is the oldest bank in the western United States and is one of the largest banks in the United States. Wells Fargo Bank is a wholly owned subsidiary of Wells Fargo & Company, a national bank holding company. As of September 30, 1999, Wells Fargo Bank and its affiliates managed over $129 billion in assets. For providing investment advisory services to the Asset Allocation and Index Allocation Funds, Wells Fargo is entitled to receive a fee of 0.80% of each Fund's average annual net assets.

The Growth Balanced Fund is a Gateway Fund that invests in various core portfolios. Wells Fargo Bank is entitled to receive an investment advisory fee of 0.25% of the Fund's average annual net assets for providing advisory services, including the determination of the asset allocations of the Fund's investments in various core portfolios. Wells Fargo Bank also acts as the Advisor to, and is entitled to receive a fee from, the core portfolios. The total amount of investment advisory fees paid to Wells Fargo Bank as a result of the Fund's investments varies depending on the Fund's allocation of assets among the various core portfolios.

Dormant Investment Advisory Arrangements

Under the existing investment advisory contract for the Funds, Wells Fargo Bank has been retained as an investment advisor for Gateway Fund assets redeemed from a core portfolio and invested directly in a portfolio of securities. Wells Fargo Bank does not receive any compensation under this arrangement as long as a Gateway Fund invests substantially all of its assets in one or more core portfolios. If a Gateway Fund redeems assets from a core portfolio and invests them directly, Wells Fargo Bank receives an investment advisory fee from the Gateway Fund for the management of those assets.

The Sub-Advisors

Barclays Global Fund Advisors ("BGFA"), a wholly owned subsidiary of Barclays Global Investors, N.A. ("BGI"), is the sub-advisor for the Asset Allocation and Index Allocation Funds. In this capacity, it is responsible for the model that is used to manage the investment portfolio and the selection of securities for the portfolio. As of November 30, 1999, BGI managed or provided investment advice for assets aggregating in excess of $738 billion.

Wells Capital Management Incorporated ("WCM"), Galliard Capital Management, Inc. ("Galliard"), Peregrine Capital Management, Inc. ("Peregrine"), wholly-owned subsidiaries of Norwest Bank Minnesota, N.A., Smith Asset Management Group, LP ("Smith Group") and Schroder Investment Management North America, Inc. ("Schroder") are each sub-advisors to certain core portfolios in which the Growth Balanced Fund invests.

WCM, which is located at 525 Market Street, 10th Floor, San Francisco, California 94163, is a wholly owned investment advisor subsidiary of Wells Fargo Bank, N.A. WCM provides advisory services for registered mutual funds, company retirement plans, foundations, endowments, trust companies, and high net worth individuals. As of December 31, 1999, WCM provided advisory services for over $71 billion in assets.

Peregrine, which is located at LaSalle Plaza, 800 LaSalle Avenue, Suite 1850, Minneapolis, Minnesota 55402, is an investment adviser subsidiary of Norwest Bank Minnesota, N.A. Peregrine provides investment advisory services to corporate and public pension plans, profit sharing plans, savings investment plans and 401(k) plans. As of December 31, 1999, Peregrine managed approximately $8.1 billion in assets.

Galliard, which is located at LaSalle Plaza, 800 LaSalle Avenue, Suite 2060, Minneapolis, Minnesota 55479, is an investment adviser subsidiary of Norwest Bank Minnesota, N.A. Galliard provides investment advisory services to bank and thrift institutions, pension and profit sharing plans, trusts and charitable organizations and corporate and other business entities. As of December 31, 1999, Galliard managed approximately $6.1 billion in assets.

Smith Group, whose principal business address is 300 Crescent Court, Suite 750, Dallas, Texas 75201 is a registered investment adviser. Smith Group provides investment management services to company retirement plans, foundations, endowments, trust companies, and high net worth individuals using a disciplined equity style. As of December 31, 1999, the Smith Group managed over $1 billion in assets.

Schroder is the sub-advisor for the International Core Portfolio. Schroder, whose principal business address is 787 7th Avenue, New York, NY 10019, is a registered investment adviser. Schroder provides investment management services to company retirement plans, foundations, endowments, trust companies and high net worth individuals. As of September 30, 1999, Schroder managed $36.1 billion in assets.

The Administrator

Wells Fargo Bank provides the Funds with administration services, including general supervision of each Fund's operation, coordination of the other services provided to each Fund, compilation of information for reports to the SEC and the state securities commissions, preparation of proxy statements and shareholder reports, and general supervision of data compilation in connection with preparing periodic reports to the Trust's Trustees and officers. Wells Fargo Bank also furnishes office space and certain facilities to conduct each Fund's business. For providing these services, Wells Fargo Bank is entitled to receive a fee of 0.15% of the average annual net assets of each Fund.

Shareholder Servicing Plan

We have a shareholder servicing plan for each Fund class. We have agreements with various shareholder servicing agents to process purchase and redemption requests, to service shareholder accounts, and to provide other related services. For these services, each Fund pays 0.25% of its average net assets, except the Asset Allocation Fund which pays 0.10%.

The Transfer Agent

Boston Financial Data Services, Inc. ("BFDS") provides transfer agency and dividend disbursing services to the Funds. For providing these services, BFDS receives an annual fee, certain transaction-related fees, and is reimbursed for out-of-pocket expenses incurred on behalf of the Funds.

57. The section discussing Organization and Management of the Funds is false and misleading in at least the following respects: (1) It states that the fee paid to the investment advisor is for "providing investment advisory services" when in fact a portion of that fee is not for such services at all, but rather used to market the funds by way of kickbacks to selling agents; (2) It states that the Fund pays a set percentage of assets for "shareholder servicing" when in fact the amounts paid, including the kickbacks, were much larger; (3) It states that the transfer agent receives fees for its services; in fact a portion of these fees were not for such services but were redirected to selling agents as kickbacks; (4) It fails to disclose the existence of agreements with selling agents by which a portion of fees paid by the funds were sent to those selling agents as kickbacks or to state the amount of the kickbacks; (5) It states that the Board supervises the activities of the Advisers when in fact it did not supervise or put a stop to revenue sharing practices; and (6) It implies that the Board is an independent entity when in fact it acts as an arm of the Investment Adviser Defendant.

58. Finally, the prospectus discusses the "Distribution Plan" as follows:

Distribution Plan

We have adopted a Distribution Plan ("Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940 for the Class B and Class C shares of the Funds. The Plan authorizes the payment of all or part of the cost of preparing and distributing Prospectuses and distribution-related services, including ongoing compensation to selling agents. The Plan also provides that, if and to the extent any shareholder servicing payments are recharacterized as payments for distribution-related services, they are approved and payable under the Plan. For these services, the Class B and Class C shares of the Funds pay 0.75% of their average daily net assets on an annual basis.

> These fees are paid out of the Funds' assets on an ongoing basis. Over time, these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

This passage was false and misleading in the following respects: (1) By mentioning only Class B and C shares, it implies that no ongoing fees were being paid for distribution-related services by Class A shareholders, when in fact all shareholders were footing the bill for such services through revenue sharing kickbacks; (2) It states that improperly paid shareholder servicing fees will be subject to the rule 12b-1 cap, when in fact they were not, because they were paid along with other revenue sharing kickbacks to the same selling agents; and (3) Defendants did not comply with rule 12b-1 because they paid revenue sharing kickbacks without following the requirements of that rule for Board approval, findings of benefit to investors, and full investor disclosure.

Additional Prospectuses

February 1, 2001 Asset Allocation Funds

59. The February 1, 2001 prospectus for the Asset Allocation Funds is substantially identical to the 2000 prospectus and is false and misleading for the same reasons stated above.

February 1, 2002 Asset Allocation Funds

60. The February 1, 2002 prospectus for the Asset Allocation Funds is substantially identical to the 2000 prospectus and is false and misleading for the same reasons stated above.

61. Additionally, the February 1, 2002 prospectus adds a brief statement about "additional payments" as follows:

> In addition to payments received from the Funds, selling or shareholder servicing agents may receive significant additional payments directly from the Adviser, the Distributor, or their affiliates in connection with the sale of Fund shares.

This additional disclosure is false and misleading in the following respects. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus. The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees are materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees, as set forth *infra*. Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the investment advisor, or that the investment advisor's only source of income was fees earned from the funds. Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased. Sixth, the statement does not disclose that the payments were made in exchange for preferential marketing treatment by the selling agents.

February 1, 2003 Asset Allocation Funds

62. The February 1, 2003 prospectus for the Wells Fargo Asset Allocation Funds is substantially identical to the February 1, 2002 prospectus and is false and misleading for the same reasons.

February 1, 2004 Asset Allocation Funds

63. The February 1, 2004 prospectus for the Wells Fargo Asset Allocation Funds is substantially identical to the February 1, 2002 prospectus and is false and misleading for the same reasons.

64. Additionally, the February 1, 2004 prospectus for the Wells Fargo Asset Allocation Funds adds a brief statement about "additional payments" which is slightly longer than the February 1, 2002 prospectus. It provides as follows:

> In addition to payments received from the Funds, selling or shareholder servicing agents may receive significant additional payments directly from the adviser, the distributor, or their affiliates in connection with the sale of Fund shares. These amounts may be fixed dollar amounts or a percentage of sales or both, and may be up-front or ongoing payments or both. Agents may agree to provide a marketing or servicing advantages to the Funds in return for the payments. Selling or shareholder servicing agents, in turn, may pay some or all of these amounts to their employees who recommend or sell Fund shares

> or make investment decisions on behalf of clients. Payments made with respect to the Funds may differ from those made with respect to other mutual funds available through the agent and could influence the agent's recommendations or decisions. Prospective investors should consult with their selling or shareholder servicing agent if they wish to request further information regarding these matters.

This additional disclosure is false and misleading in the nearly all the same respects as the shorter disclosure used between February 1, 2002 and January 31, 2004. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus. The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees are materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees, as set forth *infra*. Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the investment advisor or that the investment advisor's only source of income was fees earned from the funds. Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased.

February 1, 2005 Asset Allocation Funds

65. The February 1, 2005 prospectus for the Wells Fargo Asset Allocation Funds is substantially identical to the February 1, 2004 prospectus and is false and misleading for the same reasons.

April 11, 2005 Asset Allocation Funds

66. The April 11, 2005 prospectus for the Wells Fargo Asset Allocation Funds is substantially identical to the February 1, 2004 prospectus and is false and misleading for the same reasons.

67. Finally, the April 11, 2005 Asset Allocation Funds prospectus discusses "additional payments" with a slightly longer passage than the February 1, 2004 Asset Allocation Funds prospectus, as follows:

> In addition to payments received from the Funds for distribution and shareholder servicing, the Adviser, the Funds' distributor or their affiliates, may pay out of their own assets, and at no cost to the Funds, significant amounts to selling or shareholder servicing agents in connection with the sale and distribution of shares of the Funds or for services to the Funds and their shareholders.
>
> In return for these payments, the Funds may receive certain marketing or servicing advantages including, without limitation, inclusion of the Funds on a selling agent's "preferred list"; providing "shelf space" for the placement of the funds on a list of mutual funds offered as investment options to its clients; granting access to a selling agent's registered representatives; providing assistance in training and educating the selling agent's registered representatives and furnishing marketing support and other related services. Additionally, the Funds and their shareholders may receive certain services including, but not limited to, establishing and maintaining accounts and records; answering inquiries regarding purchases, exchanges and redemptions; processing and verifying purchase, redemption and exchange transactions; furnishing account statements and confirmations of transactions; processing and mailing monthly statements, prospectuses, shareholder reports and other SEC-required communications, and providing services that might typically be provided by a Fund's transfer agent (e.g., the maintenance of omnibus or omnibus-like accounts, the use of the National Securities Clearing Corporation for the transmission of transaction information and the transmission of shareholder mailings).
>
> Payments made by the Funds' Adviser, distributor or their affiliates, for the advantages and services described above, may be fixed dollar amounts, may be based on a percentage of sales and/or assets under management or a combination of the above, and may be up-front or ongoing payments or both. Such payments may be based on the number of customer accounts maintained by the selling or shareholder servicing agent, or based on a percentage of the value of shares sold to, or held by, customers of the selling or shareholder servicing agent, and may differ among selling and shareholder servicing agents.
>
> In addition, representatives of the Funds' distributor visit selling agents on a regular basis to educate their registered representatives and to encourage the sale of Fund shares. The costs associated with such visits and any arrangement, such as sponsoring various contests and promotions to encourage the sale of Fund shares, may be paid for by the Adviser, the Funds' distributor or its affiliates, subject to applicable NASD regulations.

This additional disclosure is false and misleading in the nearly all the same respects as the shorter disclosures used between February 1, 2002 and April 10, 2005. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus. The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees is materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees, as set forth *infra*. Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the investment advisor, or that the investment advisor's only source of income was fees earned from the funds. Instead it states falsely that the provision of these payments are at "no cost to the Funds." Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased.

February 1, 2006 Asset Allocation Funds

68. The February 1, 2006 prospectus for the Wells Fargo Asset Allocation Funds is substantially identical to the April 11, 2005 prospectus and is false and misleading for the same reasons.

Exemplar Prospectus: August 1, 2000 Money Market Funds

69. On or about August 1, 2000 Wells Fargo issued a single prospectus that covered the following Wells Fargo Funds: Wells Fargo California Tax-Free Money Market Fund, Government Money Market Fund, Minnesota Money Market Fund, Money Market Fund, National Tax-Free Money Market Fund, Treasury Plus Money Market Fund, and 100% Treasury Money Market Fund (collectively "Money Market Funds"). The August 1, 2000 Money Market Fund Prospectus provided in relevant part as follows:

70. First, the prospectus discussed the funds' "Fund—Objective— Principal Strategy" and stated:

California Tax-Free Money Market Fund. Seeks current income exempt from federal income tax and California personal income tax, while preserving capital and liquidity. We invest primarily in high-quality, short-term California municipal securities.

Government Money Market Fund. Seeks current income, while preserving capital and liquidity. We invest in short-term U.S. Government obligations, including repurchase agreements.

Minnesota Money Market Fund. Seeks current income exempt from federal income tax and Minnesota personal income tax, while preserving capital and liquidity. We invest primarily in high quality, short-term Minnesota municipal securities.

Money Market Fund. Seeks current income, while preserving capital and liquidity. We invest primarily in high-quality money market instruments.

National Tax-Free Money Market Fund. Seeks current income exempt from federal income taxes, while preserving capital and liquidity. We invest primarily in high quality, short-term municipal securities.

Treasury Plus Money Market Fund. Seeks current income, while preserving capital and liquidity. We invest primarily in obligations issued or guaranteed by the U.S. Treasury, including repurchase agreements.

100% Treasury Money Market Fund. Seeks current income that is exempt from most state and local personal income taxes, while preserving capital and liquidity. We invest only in obligations issued or guaranteed by the U.S. Treasury.

71. This discussion of the funds' objectives and principal strategies is false and misleading in that it does not disclose that an additional objective to increase investments in the fund by use of a strategy of paying revenue-sharing kickbacks of fund assets to selling agents to incentivize new investments.

72. Next, the prospectus discusses "Shareholder Fees" and "Annual Fund Operating Expenses." *See* Exhibit B attached hereto.

73. The table setting forth "Shareholder Fees" and "Annual Fund Operating Expenses" is false and misleading because it fails to state that portions of the "Annual Fund Operating Expenses" are in fact paid as kickbacks to selling agents as described in this complaint and because it implies that the only compensation to selling agents paid by shareholders' fees are the "sales charges."

74. The prospectus next discusses "Organization and Management of the Funds" as follows:

> A number of different entities provide services to the Funds. This section shows how the Funds are organized, lists the entities that perform different services, and explains how these service providers are compensated. Further information is available in the Statement of Additional Information for the Funds.
>
> **About Wells Fargo Funds Trust**
>
> Wells Fargo Funds Trust (the "Trust") was organized as a Delaware business trust on March 10, 1999. The Board of Trustees of the Trust supervises each Fund's activities, monitors its contractual arrangements with various service providers and decides upon matters of general policy.
>
> * * *
>
> The Board of Trustees of Wells Fargo Funds Trust supervises the Funds' activities and approves the selection of various companies hired to manage the Funds' operation. The major service providers are described in the diagram below. Except for the advisors, which require shareholder vote to change, if the Board believes that it is in the best interest of the shareholders, it may make a change in one of these companies.
>
> * * *
>
> **The Investment Advisor**
>
> Wells Fargo Bank provides portfolio management and fundamental security analysis services as the advisor for each of the Funds. Wells Fargo Bank, founded in 1852, is the oldest bank in the western United States and is one of the largest banks in the United States. Wells Fargo Bank is a wholly owned subsidiary of Wells Fargo & Company, a national bank holding company. As of March 31, 2000, Wells Fargo Bank and its affiliates managed over $168 billion in assets. For providing these services, Wells Fargo Bank is entitled to receive fees as shown in the table of Annual Fund Operating Expenses under "Management Fees" in the front of this Prospectus.
>
> **The Sub-Advisor**
>
> Wells Capital Management Incorporated ("WCM"), a wholly owned subsidiary of Wells Fargo Bank, is the sub-advisor for each of the Funds. As of March 31, 2000, WCM provided investment advice for assets aggregating in excess of $80 billion.
>
> **The Administrator**
>
> Wells Fargo Bank provides the Funds with administration services, including general supervision of each Fund's operation, coordination of the other services provided to each Fund, compilation of information for reports to the SEC and the state securities commissions, preparation of proxy statements and shareholder reports, and general supervision of data compilation in connection with preparing periodic reports to the Trustees and officers. Wells Fargo Bank also furnishes office space and certain facilities to conduct each Fund's business. For providing these services Wells Fargo Bank is entitled to receive a fee of 0.15% of the average annual net assets of each Fund.

Shareholder Servicing Plan

We have a shareholder servicing plan for each Fund. Under this plan, we have agreements with various shareholder servicing agents to process purchase and redemption requests, to service shareholder accounts, and to provide other related services. For these services, each Fund pays 0.25% of its average net assets.

The Transfer Agent

Boston Financial Data Services, Inc. ("BFDS") provides transfer agency and dividend disbursing services to the Funds. For providing these services, BFDS receives an annual fee, certain transaction-related fees, and is reimbursed for out-of-pocket expenses incurred on behalf of the Funds.

75. The section discussing Organization and Management of the Funds is false and misleading in at least the following respects: (1) It states that the fee paid to the investment advisor is for "providing [investment advisory] services" when in fact a portion of that fee is not for such services at all, but rather used to market the funds by way of kickbacks to selling agents; (2) It states that the Fund pays a set percentage of assets for "shareholder servicing" when in fact the amounts paid, including the kickbacks, were much larger; (3) It states that the transfer agent receives fees for its services; in fact a portion of these fees were not for such services but were redirected to selling agents as kickbacks; (4) It fails to disclose the existence of agreements with selling agents by which a portion of fees paid by the funds were sent to those selling agents as kickbacks or to state the amount of the kickbacks; (5) It states that the Board supervises the activities of the Advisers when in fact it did not supervise or put a stop to revenue sharing practices; and (6) It implies that the Board is an independent entity when in fact it acts as an arm of the Investment Adviser Defendant.

76. Finally, the prospectus discusses the "Distribution Plan" as follows:

Distribution Plan

We have adopted a Distribution Plan ("Plan") pursuant to Rule 12b-1 of the 1940 Act for the Class B shares of the Money Market Fund. The Plan authorizes the payment of all or part of the cost of preparing and distributing Prospectuses and distribution-related services including ongoing compensation to selling agents. The Plan also provides that, if and to the extent any shareholder servicing payments are recharacterized as payments for distribution-related services, they are approved and payable under the distribution plan. For these services the Class B shares of the Money Market Fund pay 0.75% of its average net assets.

> These fees are paid out of the Money Market Fund's assets attributable to the Class B shares on an ongoing basis. Over time, these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.
>
> Money Market Fund Class B shares are available only through certain Class B share exchanges and for direct purchase in certain accounts.

This passage was false and misleading in the following respects: (1) By mentioning only Class B and C shares, it implies that no ongoing fees were being paid for distribution-related services by Class A shareholders, when in fact all shareholders were footing the bill for such services through revenue sharing kickbacks; (2) It states that improperly paid shareholder servicing fees will be subject to the rule 12b-1 cap, when in fact they were not, because they were paid along with other revenue sharing kickbacks to the same selling agents; and (3) Defendants did not comply with rule 12b-1 because they paid revenue sharing kickbacks without following the requirements of that rule for Board approval, findings of benefit to investors, and full investor disclosure.

Additional Prospectuses

July 20, 2001 Money Market Funds

77. The July 20, 2001 prospectus for the Money Market Funds is substantially identical to the 2000 prospectus and is false and misleading for the same reasons stated above.

August 1, 2002 Money Market Funds

78. The August 1, 2002 prospectus for the Money Market Funds is substantially identical to the 2000 prospectus and is false and misleading for the same reasons stated above.

79. Additionally, the August 1, 2002 prospectus adds a brief statement about "additional payments" as follows:

> In addition to payments received from the Funds, selling or shareholder servicing agents may receive significant additional payments directly from the Adviser, the Distributor, or their affiliates in connection with the sale of Fund shares.

This additional disclosure is false and misleading in the following respects. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus. The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees are materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees, as set forth *infra*. Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the investment advisor, or that the investment advisor's only source of income was fees earned from the funds. Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased. Sixth, the statement does not disclose that the payments were made in exchange for preferential marketing treatment by the selling agents.

August 1, 2003 Money Market Funds

80. The August 1, 2003 prospectus for the Wells Fargo Money Market Funds is substantially identical to the August 1, 2002 prospectus and is false and misleading for the same reasons.

August 1, 2004 Money Market Funds

81. The August 1, 2004 prospectus for the Wells Fargo Money Market Funds is substantially identical to the August 1, 2002 prospectus and is false and misleading for the same reasons.

82. Additionally, the August 1, 2004 Money Markets Funds prospectus adds a brief statement about "additional payments" which is slightly longer than the August 1, 2002 prospectus. It provides as follows:

> In addition to payments received from the Funds, selling or shareholder servicing agents may receive significant additional payments directly from the adviser, the distributor, or their affiliates in connection with the sale of Fund shares. These amounts may be fixed dollar amounts or a percentage of sales or both, and may be up-front or

> ongoing payments or both. Agents may agree to provide marketing or servicing advantages to the Funds in return for the payments. Selling or shareholder servicing agents, in turn, may pay some or all of these amounts to their employees who recommend or sell Fund shares or make investment decisions on behalf of clients. Payments made with respect to the Funds may differ from those made with respect to other mutual funds available through the agent and could influence the agent's recommendations or decisions. Prospective investors should consult with their selling or shareholder servicing agent if they wish to request further information regarding these matters.

This additional disclosure is false and misleading in the nearly all the same respects as the shorter disclosure used between August 1, 2002 and July 31, 2004. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus. The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees are materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees, as set forth *infra*. Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the investment advisors, or that the investment advisor's only source of income was fees earned from the funds. Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased.

April 11, 2005 Money Market Funds

83. The April 11, 2005 prospectus for the Wells Fargo Money Market Funds is substantially identical to the August 1, 2004 prospectus and is false and misleading for the same reasons.

84. Finally, the April 11, 2005 Money Market Funds prospectus discusses "additional payments" with a slightly longer passage than the August 1, 2004 Money Market Funds prospectus, as follows:

> In addition to payments made by the Funds for distribution and shareholder servicing, the Adviser, the Funds' distributor or their affiliates, may pay out of their own assets, and at no cost to the Funds, significant amounts to selling or shareholder servicing agents in connection with the sale and distribution of shares of the Funds or for services to the Funds and their shareholders.
>
> In return for these payments, the Funds may receive certain marketing or servicing advantages including, without limitation, inclusion of the Funds on a selling agent's "preferred list"; providing "shelf space" for the placement of the Funds on a list of mutual funds offered as investment options to its clients; granting access to a selling agent's registered representatives; providing assistance in training and educating the selling agent's registered representatives and furnishing marketing support and other related services. Additionally, the Funds and their shareholders may receive certain services including, but not limited to, establishing and maintaining accounts and records; answering inquiries regarding purchases, exchanges and redemptions; processing and verifying purchase, redemption and exchange transactions; furnishing account statements and confirmations of transactions; processing and mailing monthly statements, prospectuses, shareholder reports and other SEC-required communications; and providing the types of services that might typically be provided by a Fund's transfer agent (e.g., the maintenance of omnibus or omnibus—like accounts, the use of the National Securities Clearing Corporation for the transmission of transaction information and the transmission of shareholder mailings).
>
> Payments made by the Funds' Adviser, distributor or their affiliates, for the advantages and services described above, may be fixed dollar amounts, may be based on a percentage of sales and/or assets under management or a combination of the above, and may be up-front or ongoing payments or both. Such payments may be based on the number of customer accounts maintained by the selling or shareholder servicing agent, or based on a percentage of the value of shares sold to, or held by, customers of the selling or shareholder servicing agent, and may differ among selling and shareholder servicing agents.
> In addition, representatives of the Funds' distributor visit selling agents on a regular basis to educate their registered representatives and to encourage the sale of Fund shares. The costs associated with such visits and any arrangement, such as sponsoring various contests and promotions to encourage the sale of Fund shares, may be paid for by

> the Adviser, the Funds' distributor or its affiliates, subject to applicable NASD regulations.

This additional disclosure is false and misleading in the nearly all the same respects as the shorter disclosures used between August 1, 2002 and April 10, 2005. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus. The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees is materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees, as set forth *infra*. Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the investment advisor, or that the investment advisor's only source of income was fees earned from the funds. Instead it states falsely that the provision of these payments are at "no cost to the Funds." Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased.

<u>August 1, 2005 Money Market Funds</u>

85. The August 1, 2005 prospectus for the Wells Fargo Money Market Funds is substantially identical to the April 11, 2005 prospectus and is false and misleading for the same reasons.

<u>Exemplar Prospectus: October 1, 2000 Income Funds</u>

86. On or about October 1, 2000 Wells Fargo issued a single prospectus that covered the following Wells Fargo Funds: Wells Fargo Corporate Bond Fund, Income Fund, Income Plus Fund, Intermediate Government Income Fund, Limited Term Government Income Fund, Stable

Income Fund, Variable Rate Government Fund (collectively "Income Funds"). The October 1, 2000 Income Fund Prospectus provided in relevant part as follows:

87. First, the prospectus discussed the funds' "Fund—Objective— Principal Strategy" and stated:

> Corporate Bond Fund. Seeks a high level of current income, consistent with reasonable risk. We invest primarily in investment grade corporate debt securities of any maturity. Under normal market conditions we expect to maintain a dollar weighted average maturity for portfolios of between 10 and 15 years. We may also invest in U.S. Government obligations, and up to 25% of our assets in below investment grade securities.
>
> Income Fund. Seeks current income and total return. We invest in a broad spectrum of U.S. issues, including U.S. Government obligations, mortgage- and other asset-backed securities, and the debt securities of financial institutions, corporations, and others. We target average portfolio duration in a range based around the average portfolio duration of the mutual funds included in the Lipper Corporate A-Rated Debt Average (which is currently about 5-6 years, but is expected to change frequently).
>
> Income Plus Fund. Seeks to maximize income while maintaining prospects for capital appreciation. We invest in corporate and government debt securities and income-producing equity securities selected with particular consideration for their potential to generate current income. We may buy debt securities that are below investment grade (sometimes referred to as "junk bonds"), as well as debt rated in the lower investment grade categories. An equity focus will be on securities issued by companies and industries that tend to pay high ongoing dividends, such as utilities. We may also buy preferred stock and other convertible securities, as well as common stock of any size company.
>
> Intermediate Government Income Fund. Seeks current income, consistent with safety of principal. We invest primarily in fixed and variable rate U.S. Government obligations. Under normal circumstances, we invest at least 65% of our total assets in U.S. Government obligations and may invest up to 35% of our total assets in debt securities that are not U.S. Government obligations. We target the average portfolio duration in a range based on the average duration of 5 year U.S. Treasury securities.
>
> Limited Term Government Income Fund. Seeks current income, while preserving capital. We invest in short- to intermediate-term U.S. Government obligations. We may invest in securities of any maturity. Under ordinary circumstances, we expect to maintain a dollar weighted average maturity of between 2 and 5 years. We seek to preserve capital by shortening average maturity when we expect interest rates to increase and to increase total return by lengthening maturity when we expect interest rates to fall.
>
> Stable Income Fund. Seeks stability of principal while providing low volatility total return. The Fund is a Gateway fund that invests in short-term investment grade securities which include mortgage-backed securities and U.S. Government obligations. We invest

> in fixed and variable rate U.S. dollar-denominated fixed-income securities of U.S. and foreign issuers, including U.S. Government obligations and the debt securities of financial institutions, corporations, and others.
>
> Variable Rate Government Fund. Seeks a high level of current income, while reducing principal volatility, by investing primarily in adjustable rate mortgage securities. We invest in adjustable rate mortgage securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities and we may also invest in U.S. Treasury securities with remaining maturities of up to 5 years. We invest in obligations of any maturity, but under ordinary conditions we will maintain a dollar weighted average maturity of between 10 to 30 years.

88. This discussion of the funds' objectives and principal strategies is false and misleading in that it does not disclose that an additional objective to increase investments in the fund by use of a strategy of paying revenue-sharing kickbacks of fund assets to selling agents to incentivize new investments.

89. Next, the prospectus discusses "Shareholder Fees" and "Annual Fund Operating Expenses." *See* Exhibit B attached hereto.

90. The table setting forth "Shareholder Fees" and "Annual Fund Operating Expenses" is false and misleading because it fails to state that portions of the "Annual Fund Operating Expenses" are in fact paid as kickbacks to selling agents as described in this complaint and because it implies that the only compensation to selling agents paid by shareholders' fees are the "sales charges."

91. The prospectus next discusses "Organization and Management of the Funds" as follows:

> A number of different entities provide services to the Funds. This section shows how the Funds are organized, lists the entities that perform different services, and explains how these service providers are compensated. Further information is available in the Statement of Additional Information for the Funds.
>
> **About Wells Fargo Funds Trust**
>
> Wells Fargo Funds Trust (the "Trust") was organized as a Delaware business trust on March 10, 1999. The Board of Trustees of the Trust supervises each Fund's activities, monitors its contractual arrangements with various service providers and decides upon matters of general policy.
>
> * * *

The Board of Trustees of the Trust supervises the Funds' activities and approves the selection of various companies hired to manage the Funds' operation. The major service providers are described in the diagram below. Except for the advisors, which require shareholder vote to change, if the Board believes that it is in the best interest of the shareholders it may make a change in one of these companies.

* * *

The Investment Advisor

Wells Fargo Bank provides portfolio management and fundamental security analysis services as the advisor for the Funds. Wells Fargo.Bank, founded in 1852, is the oldest bank in the western United States and is one of the largest banks in the United States. Wells Fargo Bank is a wholly owned subsidiary of Wells Fargo & Company, a national bank holding company. As of June 30, 2000, Wells Fargo Bank and its affiliates managed over $161 billion in assets. For providing these services, Wells Fargo Bank is entitled to receive fees as described in the "Summary of Expenses" section at the front of this Prospectus.

Dormant Investment Advisory Arrangements

Under the existing investment advisory contract for the Funds, Wells Fargo Bank has been retained as an investment advisor for Gateway Fund assets redeemed from a core portfolio and invested directly in a portfolio of securities. Wells Fargo Bank does not receive any compensation under this arrangement as long as a Gateway Fund invests substantially all of its assets in one or more core portfolios. If a Gateway Fund redeems assets from a core portfolio and invests them directly, Wells Fargo Bank receives an investment advisory fee from the Gateway Fund for the management of those assets.

The Sub-Advisors

Wells Capital Management Incorporated ("WCM"), a wholly owned subsidiary of Wells Fargo Bank, is the sub-advisor for each of the Funds except the Stable Income Fund, which invests all of its assets in a core portfolio with a substantially similar investment objective and policies. As of June 30, 2000 WCM provided investment advice for assets aggregating in excess of $80 billion.

Galliard Capital Management, Inc. ("Galliard"), an investment advisor subsidiary of Wells Fargo Bank, Minnesota, N.A. (Wells Fargo Bank, MN) formerly known as Norwest Bank Minnesota, N.A. , is the investment sub-advisor for the core portfolio in which the Stable Income Fund invests substantially all of its assets. As of June 30, 2000, Galliard managed approximately $6.4 billion in assets.

The Administrator

Wells Fargo Bank provides the Funds with administration services, including general supervision of each Fund's operation, coordination of the other services provided to each Fund, compilation of information for reports to the SEC and the state securities commissions, preparation of proxy statements and shareholder reports, and general supervision of data compilation in connection with preparing periodic reports to the

Trust's Trustees and officers. Wells Fargo Bank also furnishes office space and certain facilities to conduct each Fund's business. For providing these services, Wells Fargo Bank is entitled to receive a fee of 0.15% of the average annual net assets of each Fund.

Shareholder Servicing Plan

We have a shareholder servicing plan for each Fund. Under this plan, we have agreements with various shareholder servicing agents to process purchase and redemption requests, to service shareholder accounts, and to provide other related services. For these services, each Fund pays 0.25% of its average net assets.

The Transfer Agent

Boston Financial Data Services, Inc. ("BFDS") provides transfer agency and dividend disbursing services to the Funds. For providing these services, BFDS receives an annual fee, certain transaction-related fees, and is reimbursed for out-of-pocket expenses incurred on behalf of the Funds.

92. The section discussing Organization and Management of the Funds is false and misleading in at least the following respects: (1) It states that the fee paid to the investment advisor is for "providing [investment advisory] services" when in fact a portion of that fee is not for such services at all, but rather used to market the funds by way of kickbacks to selling agents; (2) It states that the Fund pays a set percentage of assets for "shareholder servicing" when in fact the amounts paid, including the kickbacks, were much larger; (3) It states that the transfer agent receives fees for its services; in fact a portion of these fees were not for such services but were redirected to selling agents as kickbacks; (4) It fails to disclose the existence of agreements with selling agents by which a portion of fees paid by the funds were sent to those selling agents as kickbacks or to state the amount of the kickbacks; (5) It states that the Board supervises the activities of the Advisers when in fact it did not supervise or put a stop to revenue sharing practices; (6) It implies that the Board is an independent entity when in fact it acts as an arm of the Investment Adviser Defendant.

93. Finally, the prospectus discusses the "Distribution Plan" as follows:

Distribution Plan

We have adopted a Distribution Plan ("Plan") pursuant to Rule 12b-1 of the 1940 Act for the Class B and Class C shares of the Funds. The Plan authorizes the payment of all or part of the cost of preparing and distributing prospectuses and distribution-related services, including ongoing compensation to *selling agents*. The Plan also provides that,

> if and to the extent any shareholder servicing payments are recharacterized as payments for distribution-related services, they are approved and payable under the Plan. The fees paid under this Plan are as follows:

FUND	CLASS B	CLASS C
Corporate Bond Fund	0.75%	0.75%
Income Fund	0.75%	N/A
Income Plus Fund	0.75%	0.75%
Intermediate Government Income Fund	0.75%	0.75%
Limited Term Government Income Fund	0.75%	N/A
Stable Income Fund	0.75%	N/A
Variable Rate Government Fund	N/A	N/A

> These fees are paid out of the Funds' assets on an ongoing basis. Over time, these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

This passage was false and misleading in the following respects: (1) By mentioning only Class B and C shares, it implies that no ongoing fees were being paid for distribution-related services by Class A shareholders, when in fact all shareholders were footing the bill for such services through revenue sharing kickbacks; (2) It states that improperly paid shareholder servicing fees will be subject to the rule 12b-1 cap, when in fact they were not, because they were paid along with other revenue sharing kickbacks to the same selling agents; and (3) Defendants did not comply with rule 12b-1 because they paid revenue sharing kickbacks without following the requirements of that rule for Board approval, findings of benefit to investors, and full investor disclosure.

<u>Additional Prospectuses</u>

<u>October 1, 2001 Income Funds</u>

94. The October 1, 2001 prospectus for the Income Funds is substantially identical to the 2000 prospectus and is false and misleading for the same reasons stated above.

October 1, 2002 Income Funds

95. The October 1, 2002 prospectus for the Income Funds is substantially identical to the 2000 prospectus and is false and misleading for the same reasons stated above.

96. Additionally, the October 1, 2002 prospectus adds a brief statement about "additional payments" as follows:

> In addition to payments received from the Funds, selling or shareholder servicing agents may receive significant additional payments directly from the Adviser, the Distributor, or their affiliates in connection with the sale of Fund shares.

This additional disclosure is false and misleading in the following respects. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus. The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees are materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees, as set forth *infra*. Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the investment advisors or that the investment advisor's only source of income was fees earned from the funds. Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased. Sixth, the statement does not disclose that the payments were made in exchange for preferential marketing treatment by the selling agents.

June 9, 2003 Income Funds

97. The June 9, 2003 prospectus for the Wells Fargo Income Funds is substantially identical to the October 1, 2002 prospectus and is false and misleading for the same reasons.

October 1, 2003 Income Funds

98. The October 1, 2003 prospectus for the Wells Fargo Income Funds is substantially identical to the October 1, 2002 prospectus and is false and misleading for the same reasons.

October 1, 2004 Income Funds

99. The October 1, 2004 prospectus for the Wells Fargo Income Funds is substantially identical to the October 1, 2002 prospectus and is false and misleading for the same reasons.

100. Additionally, the October 1, 2004 Income Funds prospectus adds a brief statement about "additional payments" which is slightly longer than the October 1, 2002 prospectus. It provides as follows:

> In addition to payments received from the Funds, selling or shareholder servicing agents may receive significant additional payments directly from the adviser, the distributor, or their affiliates in connection with the sale of Fund shares. These amounts may be fixed dollar amounts or a percentage of sales or both, and may be up-front or ongoing payments or both. Agents may agree to provide marketing or servicing advantages to the Funds in return for the payments. Selling or shareholder servicing agents, in turn, may pay some or all of these amounts to their employees who recommend or sell Fund shares or make investment decisions on behalf of clients. Payments made with respect to the Funds may differ from those made with respect to other mutual funds available through the agent and could influence the agent's recommendations or decisions. Prospective investors should consult with their selling or shareholder servicing agent if they wish to request further information regarding these matters.

This additional disclosure is false and misleading in the nearly all the same respects as the shorter disclosure used between October 1, 2002 and September 30, 2004. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus. The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees are materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees, as set forth *infra*. Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the investment advisors, or that the investment advisor's only source of income was fees earned from the funds. Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased.

April 11, 2005 Income Funds

101. The April 11, 2005 prospectus for the Wells Fargo Income Funds is substantially identical to the October 1, 2004 prospectus and is false and misleading for the same reasons.

102. Finally, the April 11, 2005 Income Funds prospectus discusses "additional payments" with a slightly longer passage than the October 1, 2004 Income Funds prospectus, as follows:

> In addition to payments made by the Funds for distribution and shareholder servicing, the Adviser, the Funds' distributor or their affiliates, may pay out of their own assets, and at no cost to the Funds, significant amounts to selling or shareholder servicing agents in connection with the sale and distribution of shares of the Funds or for services to the Funds and their shareholders.
>
> In return for these payments, the Funds may receive certain marketing or servicing advantages including, without limitation, inclusion of the Funds on a selling agent's "preferred list"; providing "shelf space" for the placement of the Funds on a list of mutual funds offered as investment options to its clients; granting access to a selling agent's registered representatives; providing assistance in training and educating the selling agent's registered representatives and furnishing marketing support and other related services. Additionally, the Funds and their shareholders may receive certain services including, but not limited to, establishing and maintaining accounts and records; answering inquiries regarding purchases, exchanges and redemptions; processing and verifying purchase, redemption and exchange transactions; furnishing account statements and confirmations of transactions; processing and mailing monthly statements, prospectuses, shareholder reports and other SEC-required communications; and providing the types of services that might typically be provided by a Fund's transfer agent (e.g., the maintenance of omnibus or omnibus-like accounts, the use of the National Securities Clearing Corporation for the transmission of transaction information and the transmission of shareholder mailings).

> Payments made by the Funds' Adviser, distributor or their affiliates, for the advantages and services described above, may be fixed dollar amounts, may be based on a percentage of sales and/or assets under management or a combination of the above, and may be up-front, or ongoing payments or both. Such payments may be based on the number of customer accounts maintained by the selling or shareholder servicing agent, or based on a percentage of the value of shares sold to, or held by, customers of the selling or shareholder servicing agent, and may differ among selling and shareholder servicing agents.
>
> In addition, representatives of the Funds' distributor visit selling agents on a regular basis to educate their registered representatives and to encourage the sale of Fund shares. The costs associated with such visits and any arrangement, such as sponsoring various contests and promotions to encourage the sale of Fund shares, may be paid for by the Adviser, the Funds' distributor or its affiliates, subject to applicable NASD regulations.

This additional disclosure is false and misleading in the nearly all the same respects as the shorter disclosures used between October 1, 2002 and April 10, 2005. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus. The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees is materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees, as set forth *infra*. Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the investment advisors, or that the investment advisor's only source of income was fees earned from the funds. Instead it states falsely that the provision of these payments are at "no cost to the Funds." Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased.

October 1, 2005 Income Funds

103. The October 1, 2005 prospectus for the Wells Fargo Income Funds is substantially identical to the April 11, 2005 prospectus and is false and misleading for the same reasons.

Exemplar Prospectus: October 1, 2000 WealthBuilder Funds

104. On or about October 1, 2000 Wells Fargo issued a single prospectus that covered the following Wells Fargo Funds: Wells Fargo WealthBuilder Growth Portfolio, WealthBuilder Growth Balanced Portfolio, and WealthBuilder Growth and Income Portfolio (collectively "WealthBuilder Funds"). The October 1, 2000 WealthBuilder Fund Prospectus provided in relevant part as follows:

105. First, the prospectus discussed the funds' "Fund—Objective— Principal Strategy" and stated:

> Growth Portfolio. The Portfolio seeks long-term capital appreciation with no emphasis on income. The Growth Portfolio blends equity mutual funds with diverse investment styles. Included are: large company growth stocks--for their strong earnings growth potential; large company value stocks--representing out-of-favor companies with relatively higher dividends for greater return potential; small company stocks--for their dramatic growth potential; and international stocks--for increased diversification and global growth opportunities.
>
> The Portfolio's diversification helps to moderate volatility by limiting the effect of one style that is under-performing, while increasing the likelihood of participation when one style is out-performing through the active asset allocation approach. The Portfolio seeks to achieve its objective by allocating its assets among equity styles through a number of affiliated and non-affiliated funds.
>
> Growth Balanced Portfolio. The Portfolio seeks a balance of capital appreciation and current income. The Growth Balanced Portfolio is a highly diversified investment, consisting of both equity and fixed-income (bond) mutual funds, with an emphasis on stocks. Stocks offer long-term growth potential, while bonds help to decrease risk and provide income, making this investment appropriate for long-term investors who desire less volatility than an all-stock portfolio.
>
> The equity holdings are diversified across many investment styles, including large company growth, large company value, small company, and international. The bond

> holdings are also diversified across a wide range of income producing securities, including U.S. Government bonds, corporate bonds, below investment grade bonds and foreign issues. The Portfolio's diversification helps to moderate volatility by limiting the effect of one asset class that is under-performing, while increasing the likelihood of participation when one asset class is out-performing through an active stock/bond asset allocation approach. The Portfolio seeks to achieve its objective by allocating its assets across asset classes of stocks and bonds through a number of affiliated and non-affiliated funds.
>
> Growth and Income Portfolio. The Portfolio seeks long-term capital appreciation with a secondary emphasis on income. The Growth and Income Portfolio is a diversified equity investment. It holds mutual funds that employ different and complementary investment styles to provide potential for both growth and income. Included are: large company growth stocks--for their strong earnings growth potential; large company value stocks--representing out-of-favor companies with relatively higher dividends for greater total return potential; small company stocks--for their dramatic growth potential; and international stocks--for increased diversification and global growth opportunities.
>
> The Portfolio's emphasis on diversification helps to moderate volatility by limiting the effect of one style that is under-performing, while also increasing the likelihood of participation when one style is out-performing. The Portfolio seeks to achieve its objective by allocating its assets among equity styles through a number of affiliated and non-affiliated funds.

106. This discussion of the funds' objectives and principal strategies is false and misleading in that it does not disclose that an additional objective to increase investments in the fund by use of a strategy of paying revenue-sharing kickbacks of fund assets to selling agents to incentivize new investments.

107. Next, the prospectus discusses "Shareholder Fees" and "Annual Fund Operating Expenses." *See* Exhibit B attached hereto.

108. The table setting forth "Shareholder Fees" and "Annual Fund Operating Expenses" is false and misleading because it fails to state that portions of the "Annual Fund Operating Expenses" are in fact paid as kickbacks to selling agents as described in this complaint and because it implies that the only compensation to selling agents paid by shareholders' fees are the "sales charges."

109. The prospectus next discusses "Organization and Management of the Funds" as follows:

> A number of different entities provide services to the Portfolios. This section shows how the Portfolios are organized, the entities that perform different services, and how

they are compensated. Further information is available in the Statement of Additional Information for the Portfolios.

<u>About Wells Fargo Funds Trust</u>

Wells Fargo Funds Trust (the "Trust") was organized as a Delaware business trust on March 10, 1999. The Board of Trustees of the Trust supervises each Portfolio's activities, monitors its contractual arrangements with various service providers and decides upon matters of general policy.

* * *

The Board of Trustees of Wells Fargo Funds Trust supervises the Portfolios' activities and approves the selection of various companies hired to manage the Portfolios' operation. The major service providers are described in the diagram below. Except for the advisors, which require shareholder vote to change, if the Board believes that it is in the best interest of the shareholders it may make a change in one of these companies.

* * *

The Investment Advisor

Wells Fargo Bank provides portfolio management and fundamental security analysis services as the advisor for each of the Portfolios. Wells Fargo Bank also serves as the advisor and, in most cases, affiliates of Wells Fargo Bank serve as sub-advisor for each affiliated Underlying Fund. Wells Fargo Bank, founded in 1852, is the oldest bank in the western United States and is one of the largest banks in the United States. Wells Fargo Bank is a wholly owned subsidiary of Wells Fargo & Company, a national bank holding company. As of June 30, 2000, Wells Fargo Bank and its affiliates managed over $161 billion in assets. For providing these services, Wells Fargo Bank is entitled to receive 0.35% of the average daily net assets of each Portfolio.

Fees from Underlying Funds

Wells Fargo Bank and its affiliates may receive fees from the Underlying Funds for providing various services to the Underlying Funds. For example, Wells Fargo Bank may receive investment advisory fees from the Underlying Funds or distribution fees pursuant to a Rule 12b-1 plan or fees for providing shareholder services or sub-transfer agent services. These fees are separate from and in addition to fees received by Wells Fargo Bank and its affiliates for providing services to the Portfolios. These fees may differ among the Underlying Funds. As investment advisor to each Portfolio, Wells Fargo Bank selects Underlying Funds and makes allocation decisions in accordance with the Portfolio's investment objective and consistent with the best interests of the Portfolio's shareholders.

The Administrator

Wells Fargo Bank provides the Portfolios with administration services, including general supervision of each Portfolio's operation, coordination of the other services provided to each Portfolio, compilation of information for reports to the SEC and the state securities commissions, preparation of proxy statements and shareholder reports, and general supervision of data compilation in connection with preparing periodic reports to the

Trust's Trustees and officers. Wells Fargo Bank also furnishes office space and certain facilities to conduct each Portfolio's business. For providing these services, Wells Fargo Bank is entitled to receive a fee of up to 0.15% of the average annual net assets of each Portfolio.

The Transfer Agent

Boston Financial Data Services, Inc. ("BFDS") provides transfer agency and dividend disbursing services to the Portfolios. For providing these services, BFDS receives an annual fee, certain transaction-related fees, and is reimbursed for out-of-pocket expenses incurred on behalf of the Portfolios.

110. The section discussing Organization and Management of the Funds is false and misleading in at least the following respects: (1) It states that the fee paid to the investment advisor is for "providing [investment advisory] services" when in fact a portion of that fee is not for such services at all, but rather used to market the funds by way of kickbacks to selling agents; (2) It states that the Fund pays a pre-approved amount for "shareholder servicing" when in fact the amounts paid, including the kickbacks, were much larger; (3) It states that the transfer agent receives fees for its services; in fact a portion of these fees were not for such services but were redirected to selling agents as kickbacks; (4) It fails to disclose the existence of agreements with selling agents by which a portion of fees paid by the funds were sent to those selling agents as kickbacks or to state the amount of the kickbacks; (5) It states that the Board supervises the activities of the Advisers when in fact it did not supervise or put a stop to revenue sharing practices; and (6) It implies that the Board is an independent entity when in fact it acts as an arm of the Investment Adviser Defendant.

111. Finally, the prospectus discusses the "Distribution Plan" as follows:

Distribution Plan

We have adopted a Distribution Plan ("Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940 for Portfolio shares. The Plan authorizes the payment of all or part of the cost of preparing and distributing Prospectuses and distribution-related services, including ongoing compensation to selling agents. The Plan also provides that, if and to the extent any shareholder servicing payments are recharacterized as payments for distribution-related services, they are approved and payable under the Plan. The fees paid under this Plan are 0.75% per Portfolio.

> These fees are paid out of the Portfolios' assets on an on-going basis. Over time, these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

This passage was false and misleading in the following respects: (1) It states that improperly paid shareholder servicing fees will be subject to the rule 12b-1 cap, when in fact they were not, because they were paid along with other revenue sharing kickbacks to the same selling agents; and (2) Defendants did not comply with rule 12b-1 because they paid revenue sharing kickbacks without following the requirements of that rule for Board approval, findings of benefit to investors, and full investor disclosure.

Additional Prospectuses

October 1, 2001 WealthBuilder Funds

112. The October 1, 2001 prospectus for the WealthBuilder Funds is substantially identical to the 2000 prospectus and is false and misleading for the same reasons stated above.

October 1, 2002 WealthBuilder Funds

113. The October 1, 2002 prospectus for the WealthBuilder Funds is substantially identical to the 2000 prospectus and is false and misleading for the same reasons stated above.

114. Additionally, the October 1, 2002 WealthBuilder Funds prospectus adds a brief statement about "additional payments" as follows:

> In addition to payments received from the Portfolios, selling agents may receive significant additional payments directly from the Adviser, the Distributor, or their affiliates in connection with the sale of Portfolio shares.

This additional disclosure is false and misleading in the following respects. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus. The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees are materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees, as set forth *infra*. Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the investment advisor, or that the investment advisor's only source of income was fees earned from the funds. Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased. Sixth, the statement does not disclose that the payments were made in exchange for preferential marketing treatment by the selling agents.

October 1, 2003 WealthBuilder Funds

115. The October 1, 2003 prospectus for the Wells Fargo WealthBuilder Funds is substantially identical to the October 1, 2002 prospectus and is false and misleading for the same reasons.

October 1, 2004 WealthBuilder Funds

116. The October 1, 2004 prospectus for the Wells Fargo WealthBuilder Funds is substantially identical to the October 1, 2002 prospectus and is false and misleading for the same reasons.

117. Additionally, the October 1, 2004 WealthBuilder Funds prospectus adds a brief statement about "additional payments" which is slightly longer than the October 1, 2002 prospectus. It provides as follows:

> In addition to payments received from the Portfolios, selling or shareholder servicing agents may receive significant additional payments directly from the adviser, the distributor, or their affiliates in connection with the sale of Portfolio shares. These amounts may be fixed dollar amounts or a percentage of sales or both, and may be up-front or ongoing payments or both. Agents may agree to provide marketing or servicing advantages to the Portfolios in return for the payments. Selling or shareholder servicing agents, in turn, may pay some or all of these amounts to their employees who recommend or sell Portfolio shares or make investment decisions on behalf of clients. Payments made with respect to the Portfolios may differ from those made with respect to other mutual funds available through the agent and could influence the agent's recommendations or decisions. Prospective investors should consult with their selling or shareholder servicing agent if they wish to request further information regarding these matters.

This additional disclosure is false and misleading in the nearly all the same respects as the shorter disclosure used between October 1, 2002 and September 30, 2004. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus. The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees are materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees, as set forth *infra*. Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the investment advisor, or that the investment advisor's only source of income was fees earned from the funds. Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased.

April 11, 2005 WealthBuilder Funds

118. The April 11, 2005 prospectus for the Wells Fargo WealthBuilder Funds is substantially identical to the October 1, 2004 prospectus and is false and misleading for the same reasons.

119. Finally, the April 11, 2005 WealthBuilder Funds prospectus discusses "additional payments" with a slightly longer passage than the October 1, 2004 WealthBuilder Funds prospectus, as follows:

> In addition to payments made by the Funds for distribution and shareholder servicing, the Adviser, the Funds' distributor or their affiliates, may pay out of their own assets, and at no cost to the Funds, significant amounts to selling or shareholder servicing agents in connection with the sale and distribution of shares of the Funds or for services to the Funds and their shareholders.

> In return for these payments, the Funds may receive certain marketing or servicing advantages including, without limitation, inclusion of the Funds on a selling agent's "preferred list"; providing "shelf space" for the placement of the Funds on a list of mutual funds offered as investment options to its clients; granting access to a selling agent's registered representatives; providing assistance in training and educating the selling agent's registered representatives and furnishing marketing support and other related services. Additionally, the Funds and their shareholders may receive certain services including, but not limited to, establishing and maintaining accounts and records; answering inquiries regarding purchases, exchanges and redemptions; processing and verifying purchase, redemption and exchange transactions; furnishing account statements and confirmations of transactions; processing and mailing monthly statements, prospectuses, shareholder reports and other SEC-required communications; and providing the types of services that might typically be provided by a Portfolio's transfer agent (e.g., the maintenance of omnibus or omnibus-like accounts, the use of the National Securities Clearing Corporation for the transmission of transaction information and the transmission of shareholder mailings).
>
> Payments made by the Funds' Adviser, distributor or their affiliates, for the advantages and services described above, may be fixed dollar amounts, may be based on a percentage of sales and/or assets under management or a combination of the above, and may be up-front or ongoing payments or both. Such payments may be based on the number of customer accounts maintained by the selling or shareholder servicing agent, or based on a percentage of the value of shares sold to, or held by, customers of the selling or shareholder servicing agent, and may differ among selling and shareholder servicing agents.
>
> In addition, representatives of the Funds' distributor visit selling agents on a regular basis to educate their registered representatives and to encourage the sale of Fund shares. The costs associated with such visits and any arrangement, such as sponsoring various contests and promotions to encourage the sale of Portfolio shares, may be paid for by the Adviser, the Portfolios' distributor or its affiliates, subject to applicable NASD regulations.

This additional disclosure is false and misleading in the nearly all the same respects as the shorter disclosures used between October 1, 2002 and April 10, 2005. First, the language was not placed anywhere near the applicable text regarding strategies, shareholder fees, or organization and management of the funds. Instead, it appeared on a page near the end of the prospectus. The placement of the text seems deliberately designed to hide it from investors who might be looking for it. Second, the statement that selling agents "may" receive additional fees is materially misleading because in fact there already were set agreements to pay such fees, in specific amounts to specific firms. Third, the statement does not disclose the amount of the additional fees, nor the fact that the "additional fees" were *greater than* the amount of fees for disclosed purposes such as shareholder servicing and 12b-1 fees, as set forth *infra*. Fourth, the statement does not disclose that the source of the "additional payments" were fees charged to the investors by the funds, and then sent by the funds to the investment advisor, or that the investment advisor's only source of income was fees earned from the funds. Instead it states falsely that the provision of these payments are at "no cost to the Funds." Fifth, the statement does not disclose to whom the additional payments were being made, which made it impossible for investors to determine if the selling agents with whom they were dealing had a conflict of interest or were potentially biased.

<u>October 1, 2005 WealthBuilder Funds</u>

120. The October 1, 2005 prospectus for the Wells Fargo WealthBuilder Funds is substantially identical to the April 11, 2005 prospectus and is false and misleading for the same reasons.

<u>The Statements Of Additional Information Were Materially Misleading</u>

121. Each prospectus for each Wells Fargo Fund makes reference to the Statement of Additional Information with the following (or substantially the following) language:

> YOU MAY WISH TO REVIEW THE FOLLOWING DOCUMENTS:
>
> STATEMENT OF ADDITIONAL INFORMATION supplements the disclosures made by this Prospectus. The Statement of Additional Information has been filed with the SEC and incorporated by reference into this Prospectus and is legally part of this Prospectus.

122. The Statement of Additional Information for each of the funds was misleading in the same fashion. For example, one Statement of Additional Information is provided for the Disciplined Growth Fund, Diversified Equity Fund, Diversified Small Cap Fund, Equity Income Fund, Equity Index Fund, Equity Value Fund, Growth Fund, Growth Equity Fund, Index Fund, International Equity Fund, International Fund, Large Company Growth Fund, Small Cap Growth

Fund, Small Cap Opportunities Fund, Small Cap Value Fund, Small Company Growth Fund, share classes A, B, C, O and Institutional, dated February 1, 2000, and states in relevant part as follows:

123. First, the Statement of Additional Information states the following regarding the duties of the investment advisor:

> Investment Advisor. Subject to the general supervision of the Board, Wells Fargo Bank provides investment advisory services to the Funds. As investment advisor, Wells Fargo Bank furnishes investment guidance and policy direction in connection with the daily portfolio management of the Funds. Wells Fargo Bank furnishes to the Trust's Board of Trustees periodic reports on the investment strategies and performance of each Fund.
>
> The Funds operate under three types of advisory arrangements: (i) stand- alone Funds with an investment advisor and sub-advisor; (ii) gateway feeder Funds that invest in a single corresponding core portfolio of Wells Fargo Core Trust ("Core Trust") and have "dormant" advisory arrangements at the gateway level; and (iii) gateway blended Funds that invest in two or more core portfolios and have both active and dormant advisory arrangements at the gateway level.

This statement is false and misleading in at least the following respects, as further described in this Complaint: (1) the Board did not supervise the investment advisor, and (2) the investment advisor did not report to the Board on the existence or scope of the revenue sharing arrangements.

124. Next the Statement of Additional Information discusses the compensation of the investment advisor. This information is provided in Exhibit C attached hereto. This information is false and misleading because the fees paid did not in fact go for advisory services, but instead a portion were used to pay revenue sharing kickbacks.

125. Next, the Statement of Additional Information discusses the Investment Sub-Advisors. It states that "As compensation for sub-advisory services ... [the Sub-Advisors] entitled to receive the following fees" and then lists a fee table. This information is false and misleading because a portion of the fee paid was not for sub-advisory services but was redistributed to selling agents, including Wells Fargo Investments and H.D. Vest, as revenue sharing kickbacks.

126. Next, the Statement of Additional Information discusses the Administrator. It provides as follows:

> Administrator. The Trust has retained Wells Fargo Bank as Administrator on behalf of each Fund. Under the Administration Agreement between Wells Fargo Bank and the Trust, Wells Fargo Bank shall provide as administration services, among other things: (i) general supervision of the Funds' operations, including coordination of the services performed by each Fund's investment advisor, transfer agent, custodian, shareholder servicing agent(s), independent auditors and legal counsel, regulatory compliance, including the compilation of information for documents such as reports to, and filings with, the SEC and state securities commissions; and preparation of proxy statements and shareholder reports for each Fund; and (ii) general supervision relative to the compilation of data required for the preparation of periodic reports distributed to the Trust's officers and Board of Trustees. Wells Fargo Bank also furnishes office space and certain facilities required for conducting the Funds' business together with ordinary clerical and bookkeeping services. The Administrator is entitled to receive a fee of up to 0.15% of each Fund's average daily net assets on an annual basis.

This information is false and misleading because a portion of the fee paid was not for the administrative services provided but instead but was redistributed to selling agents as revenue sharing kickbacks.

127. Next, the Statement of Additional Information discusses the Distributor. It provides as follows:

> Distributor. Stephens Inc. ("Stephens," the "Distributor"), located at 111 Center Street, Little Rock, Arkansas 72201, serves as Distributor for the Funds. The Funds have adopted a distribution plan (a "Plan") under Section 12(b) of the 1940 Act and Rule 12b-1 thereunder (the "Rule") for their Class B and Class C shares. The Plan was adopted by the Trust's Board of Trustees, including a majority of the Trustees who were not "interested persons" (as defined in the 1940 Act) of the Funds and who had no direct or indirect financial interest in the operation of the Plan or in any agreement related to the Plan (the "Non-Interested Trustees").
>
> Under the Plan and pursuant to the related Distribution Agreement, the Class B and Class C shares of the Funds pay Stephens up to 0.75% of the average daily net assets attributable to each Class as compensation for distribution- related services or as reimbursement for distribution-related expenses.
>
> The actual fee payable to the Distributor by the above-indicated Funds and Classes is determined, within such limits, from time to time by mutual agreement between the Trust and the Distributor and will not exceed the maximum sales charges payable by mutual funds sold by members of the National Association of Securities Dealers, Inc. ("NASD") under the Conduct Rules of the NASD. The Distributor may enter into selling agreements with one or more selling agents (which may include Wells Fargo Bank and its affiliates) under which such agents may receive compensation for distribution-related services from the Distributor, including, but not limited to, commissions or other payments to such agents based on the average daily net assets of Fund shares attributable to their customers. The Distributor may retain any portion of the total distribution fee payable thereunder to compensate it for distribution-related services provided by it or to reimburse it for other distribution-related expenses.

PARAGRAPH REDACTED

128. Next, the Statement of Additional Information discusses the rule 12b-1 plan as follows:

> General. The Plan will continue in effect from year to year if such continuance is approved by a majority vote of both the Trustees of the Trust and the Non-Interested Trustees. Any Distribution Agreement related to the Plan also must be approved by such vote of the Trustees and the Non-Interested Trustees. Such Agreement will terminate automatically if assigned, and may be terminated at any time, without payment of any penalty, by a vote of a majority of the outstanding voting securities of the relevant class of the Fund or by vote of a majority of the Non-Interested Trustees on not more than 60 days' written notice. The Plan may not be amended to increase materially the amounts payable thereunder without the approval of a majority of the outstanding voting securities of the Fund, and no material amendment to the Plan may be made except by a majority of both the Trustees of the Trust and the Non-Interested Trustees.
>
> The Plan requires that the Treasurer of Trust shall provide to the Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended (and purposes therefor) under the Plan. The Rule also requires that the selection and nomination of Trustees who are not "interested persons" of the Trust be made by such disinterested Trustees.
>
> Wells Fargo Bank, an interested person (as that term is defined in Section 2(a)(19) of the 1940 Act) of the Trust, acts as a selling agent for the Funds' shares pursuant to selling agreements with Stephens authorized under the Plan. As a selling agent, Wells Fargo Bank has an indirect financial interest in the operation of the Plan. The Board

> of Trustees has concluded that the Plan is reasonably likely to benefit the Funds and their shareholders because the Plan authorizes the relationships with selling agents, including Wells Fargo Bank, that have previously developed distribution channels and relationships with the retail customers that the Funds are designed to serve. These relationships and distribution channels are believed by the Board to provide potential for increased Fund assets and ultimately corresponding economic efficiencies (i.e., lower per-share transaction costs and fixed expenses) that are generated by increased assets under management.

These statements are false and misleading in that: (1) The revenue sharing kickbacks, though subject to rule 12b-1, were not approved in the method stated; (2) The statements falsely imply that there were no payments from the funds for purposes subject to rule 12b-1 other than the payments pursuant to the 12b-1 plan; (3) The revenue sharing payments did not benefit the funds and their shareholders but rather decreased the value of investors' assets for the benefit of Defendants; and (4) No economic efficiencies that benefited investors were derived from the revenue sharing arrangements.

129. Next, the Statement of Additional Information discusses the Shareholder Servicing Plan and Shareholder Servicing Agents. It states:

> Shareholder Servicing Agent. The Funds have approved a Servicing Plan and have entered into related Shareholder Servicing Agreements with financial institutions, including Wells Fargo Bank. Under the agreements, Shareholder Servicing Agents (including Wells Fargo Bank) agree to perform, as agents for their customers, administrative services, with respect to Fund shares, which include aggregating and transmitting shareholder orders for purchases, exchanges and redemptions; maintaining shareholder accounts and records; and providing such other related services as the Trust or a shareholder may reasonably request. For providing shareholder services, a Servicing Agent is entitled to a fee from the applicable Fund as indicated below on an annualized basis, of the average daily net assets of the class of shares owned of record or beneficially by the customers of the Servicing Agent during the period for which payment is being made. The amounts payable under the Shareholder Servicing Plan and Agreements are shown below. The Servicing Plan and related Shareholder Servicing Agreements were approved by the Trust's Board of Trustees and provide that a Fund shall not be obligated to make any payments under such Plan or related Agreements that exceed the maximum amounts payable under the Conduct Rules of the NASD.

Fund	Fee
Diversified Equity	
Class A	0.25%
Class B	0.25%
Class C	0.25%
Institutional Class	N/A
Large Company Growth	

Class A	0.25%
Class B	0.25%
Class C	0.25%
Institutional Class	N/A
Small Cap Growth	
Class A	0.25%
Class B	0.25%
Class C	0.25%
Institutional Class	0.10%

General. The Servicing Plan will continue in effect from year to year if such continuance is approved by a majority vote of the Trustees of the Trust, and the Non-Interested Trustees. Any form of Servicing Agreement related to the Servicing Plan also must be approved by such vote of the Trustees and the Non- Interested Trustees. Servicing Agreements may be terminated at any time, without payment of any penalty, by a vote of a majority of the Board of Trustees, including a majority of the Non-Interested Trustees. No material amendment to the Servicing Plan or related Servicing Agreements may be made except by a majority of both the Trustees of the Trust and the Non-Interested Trustees.

The Servicing Plan requires that the Administrator of the Trust shall provide to the Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended (and purposes therefor) under the Servicing Plan.

This information is false and misleading because: (1) Defendants made revenue sharing payments to shareholder servicing agents (aka selling agents) far in excess of the disclosed shareholder servicing fees; (2) Defendants failed to secure the vote of trustees or non-interested trustees to approve such payments; and (3) Defendants failed to provide the trustees of written reports of such payments.

130. Finally, the Statement of Additional Information discusses the Custodian, as follows:

Custodian. Norwest Bank Minnesota, N.A. ("Norwest Bank"), located at Norwest Center, 6th and Marquette, Minneapolis, Minnesota 55479, acts as custodian for each Fund except for the International Equity Fund for which Investors Bank & Trust Company ("IBT"), located at 200 Clarendon Street, Boston, Massachusetts 02116, acts as custodian. The custodian, among other things, maintains a custody account or accounts in the name of each Fund, receives and delivers all assets for each Fund upon purchase and upon sale or maturity, collects and receives all income and other payments and distributions on account of the assets of each Fund and pays all expenses of each Fund. For its services as custodian, Norwest Bank is entitled to receive 0.02% of the average daily net assets of each Fund except the Gateway Funds. The Gateways Funds are not charged a custody fee at the Gateway level, provided that they remain Gateway Funds and Norwest Bank receives custodial fees for the Core Trust Portfolios. With respect to the International Equity Fund, IBT is entitled to receive a domestic custody fee of 0.01% of the average daily net assets of the Fund and transaction fees and basis point fees depending on the county in which the foreign assets are held.

This information is false and misleading because, in fact, a portion of the fees paid to the custodian were not for "services as custodian" but instead were redistributed from the custodian to other Wells Fargo entities that acted as selling agents for the funds, as "profit sharing", a.k.a. revenue sharing kickbacks. The recipients of these monies included Wells Fargo Investments, H.D. Vest, and First Allied Securities.

All Wells Fargo Funds Prospectuses and Statements Of Additional Information Were Identically False And Misleading

131. Every prospectus for every Wells Fargo Fund issued during the Class Period contained identical or substantially identical statements in the false and misleading categories of the Prospectus discussed above, namely, the fund's "objective and principal strategies," the "Shareholder Fees," and the "Organization and Management of the Funds." Each of the prospectuses also incorporated by reference Statements of Additional Information, which contained identical or substantially identical statements in the false and misleading categories of the Statement of Additional Information discussed above, namely, Duties of Investment Advisor, Compensation of Investment Advisor, Investment Sub Advisors, Administrator, Distributor, 12b-1 Plan, Shareholder Servicing Plan and Shareholder Servicing Agent, and Custodian. These sections of each prospectus and Statement of Additional Information for each Wells Fargo Fund were false and misleading during the entire Class Period in the same respects set forth above.

PARAGRAPH REDACTED

PARAGRAPH REDACTED

133. These so-called disclosures were inadequate because they merely described payments that "may" be made when, in truth, the Investment Adviser Defendant had *already* entered into firm kickback arrangements. These statements left the impression that the payment might or might not materialize when it was, in reality, already a done deal. Nor do these statements adequately disclose that the payments were for preferential marketing of the Wells Fargo Funds over other mutual funds and that those payments created inherent conflicts of interests.

134. SEC enforcement actions confirm the insufficiency of Defendants' disclosures. The SEC has ruled in similar cases that such prospectus disclosures are not adequate. *See* SEC Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions, In the Matter of Massachusetts Financial Services Company, Mar. 31, 2004, *available at* http://www.sec.gov/litigation/admin/ia-2224.htm; SEC Order Instituting Administrative And Cease-And-Desist Proceedings, Making Findings, And Imposing Remedial

Sanctions, In the Matter of Franklin Advisers, Inc. and Franklin/Templeton Distributors, Inc., *available at* http://www.sec.gov/litigation/admin/34-50841.htm (emphasis added). *See also* SEC Order Instituting Administrative And Cease-And-Desist Proceedings, Making Findings, And Imposing Remedial Sanctions, In the Matter of OppenheimerFunds, Inc. and OppenheimerFunds Distributor, Inc., Sept. 14, 2004, *available at* http://www.sec.gov/litigation/ admin/34-52420.pdf; SEC Order Instituting Administrative And Cease-And-Desist Proceedings, Making Findings, And Imposing Remedial Sanctions, In the Matter of Putnam Investment Management, LLC, Mar. 23, 2005, *available at* http://www.sec.gov/litigation/admin/ia-2370.pdf

The Investment Adviser Knew of The Kickback Scheme

135. According to internal Wells Fargo documents as well as sworn testimony from corporate representatives of Defendant WFFM, Defendants had actual knowledge of the kickback scheme at issue here.

PARAGRAPH REDACTED

PARAGRAPH REDACTED

PARAGRAPH REDACTED

PARAGRAPH REDACTED

PARAGRAPH REDACTED

144. Notably, several of the selling agents listed directly above already have been fined and censured by the SEC and/or NASD for the kickback arrangements at issue here. For example, on December 1, 2005, the SEC announced the fine and censure of American Express (now known as Ameriprise) because it "failed to adequately disclose millions of dollars in revenue sharing payments that it received from a select group of mutual fund companies." *See* December 1, 20005 press release, *American Express Financial Advisors (now know as Ameriprise Financial Services, Inc.) to Pay $30 Million to Settle Revenue Sharing Charges* at http://www.sec.gov/news/press/2005-168.htm. As explained in the SEC's Cease-and-Desist Order brought against American Express:

> **AEFA Did Not Adequately Disclose Its Revenue Sharing Programs To Its Customers**
>
> AEFA did not make adequate disclosures to its brokerage customers relating to its receipt of revenue sharing payments from the inception of the program through approximately August 2004. Instead, AEFA relied on incomplete disclosures in its brokerage application, in some of its brochures and in the prospectuses and Statements of Additional Information ("SAIs") of the mutual fund families that participated in the Preferred Provider and Select Group programs to disclose its revenue sharing practices. Although the mutual fund families' prospectuses and SAIs contained various disclosures concerning payments to broker-dealers distributing their funds, many of these documents did not adequately disclose the source and the amount of the revenue sharing payments to AEFA and the dimensions of the resulting conflicts of interest.
>
> None of the disclosures made by the participating mutual fund families indicated that many of AEFA's financial advisors were given financial incentives of paying reduced or no ticket charges for the sale of Preferred, Strategic, Select and Associate fund families at AEFA or that those financial advisors did not receive similar incentives for the sales of fund families that did not pay revenue sharing.
>
> Moreover, these disclosures did not disclose the conflict of interest created by AEFA's selection of mutual fund families for participation in its distribution system based in part on the financial incentives provided to AEFA, including

in some cases, the receipt of payments for distribution of fund shares through "step-outs."

In the Matter of American Express Financial Advisors, Inc. (now known as Ameriprise Financial Advisors, Inc.) Order Instituting Administrative and Cease-and-Desist Proceedings, SEC File No. 3-12115 at 6 available at http://www.sec.gov/litigation/admin/33-8637.pdf .

145. Although the SEC did not disclose the names of any of the mutual fund companies involved in paying revenue-sharing kickbacks to American Express, the internal Wells Fargo documents discussed above reveal that Wells Fargo was one of the mutual fund companies making such payments to American Express that were the subject of the SEC cease and desist order based, in part, on inadequate disclosures in the prospectuses of the participants – i.e. Wells Fargo. Additionally, in a parallel action by the New Hampshire Bureau of Securities Regulation ("New Hampshire Bureau") against American Express for the type of kickback payments at issue here, the New Hampshire Bureau identified Wells Fargo as one of the mutual fund companies making the revenue-sharing kickback payments to American Express. *See State of New Hampshire Department of State Bureau of Securities Regulation, Staff Petition for Relief in the Matter of American Express Financial Advisors, Inc. INV04-122* at 5 available at http://www.sos.nh.gov/securities/EnforceOrderINV04-122.pdf

146. Likewise, as stated above, both Wells Fargo Investments and H.D. Vest were fined and censured by the NASD for their receipt of revenue-sharing kickbacks from Defendant WFFM, among others.

PARAGRAPH REDACTED

PARAGRAPH REDACTED

PARAGRAPH REDACTED

PARAGRAPH REDACTED

The Amount Of Kickbacks Paid Was Material

154. According to a Wells Fargo computation created in the *Siemers* action, just under $360 million of the fees paid during the Class Period by the Wells Fargo Funds to the Investment Adviser Defendant were transferred to selling agents. Defendants have stated that of the almost $360 million, only $17 million was paid as 12b-1 fees. The remaining more than $350 million were undisclosed kickbacks at the heart of this case. These kickbacks included $101 million in revenue sharing payments, $82 million in profit sharing payments, $140 million in questionable and excessive "shareholder service fees" and $8 million in "undifferentiated" payments. While the Prospectuses contain disclosures about the payments of shareholder servicing and 12b-1 fees, there are no disclosures whatsoever about the ***larger amount of fees*** being paid in the other forms.

155. Plaintiffs believe, furthermore, that the true size of the payments is even larger than disclosed in the Wells Fargo computation. For example, on April 1, 2004, Catherine Vacca of WFFM wrote to Tom Stickey of the SEC, attaching a chart showing various revenue sharing payments. Among these were payments to Bank of New York in the following amounts: year 2001: $2,230,796; year 2002: $3,239,973, year 2003: $4,315,304. None of these amounts, however, are shown in the computation provided by Wells Fargo in this case. Furthermore, WFFM has produced records of payments to Bank of New York for "trailer fees" for period December 2002 through December 2003 totaling $7,616,120.32. Nevertheless, the computation provided by Wells Fargo in the *Siemers* case shows payments only for 2003, with nothing for 12b-1 fees and a total paid of only $1,609.442, broken down as $738,087 in "Shareholder Servicing" and $871,355 in "Revenue Share."

156. Counsel for the Investment Adviser Defendant had admitted in the *Siemers* case that it is still trying to find additional information to supplement the computation, as there is a "data gap" in the payment record.

157. Had it been disclosed to investors at the time the investments were made that hundreds of millions of dollars of their fees would not be used for the purposes disclosed to investors in the prospectuses or Statements of Additional Information, no reasonable investor would have invested in the Wells Fargo Funds. Had it been disclosed that the amounts of shareholder servicing fees and 12b-1 fees described in the prospectuses were *less than half* of the total amount of payments to selling agents taken out of fees charged by the funds, no reasonable investor would have invested in the Wells Fargo Funds. Indeed, had he or she known the truth, no reasonable investor would have agreed to any of the amounts being paid to selling agents, including the shareholder servicing fees, 12b-1 fees, other fees, or the loads and contingent deferred sales charges imposed on them, which, in total, amounted to billions of dollars.

Wells Fargo Treated the Funds as One Common Unit

158. The Defendants treated all of the Wells Fargo Funds as one unit. All Wells Fargo Funds shared the same Board of Directors and had the same investment adviser, Defendant WFFM.

PARAGRAPH REDACTED

161. The fact that Defendants treated the Wells Fargo Funds as one entity is further reflected by the fact that a single entity, WFFM, was responsible for drafting and creating the prospectuses for all the Funds. Because the Wells Fargo Funds were treated as one entity, several Wells Fargo Funds would appear on the same prospectus or Statement of Additional Information, sharing the same language.

PARAGRAPH REDACTED

PARAGRAPH REDACTED

163. Furthermore, investors in one fund were permitted to transfer investments to any other fund without payment of a sales load. Thus an investor in any Wells Fargo fund has an interest in the integrity of the entire fund complex.

The Investment Adviser Defendant was Responsible for the False and Misleading Statements in the Wells Fargo Funds' Prospectuses and SAIs

164. The Investment Adviser Defendant was responsible for the statements made in the Wells Fargo Funds Prospectuses and SAIs and had a duty to disclose all material information in the Prospectuses and SAIs. Section 10(b) of the Securities Exchange Act of 1934 requires mutual fund investment advisers to disclose all material information. Additionally, the SEC also imposes disclosure requirements on mutual fund investment advisers through its rules and regulations, including, but not limited to, the requirements of Form N-1A. Accordingly, when a mutual fund investment adviser fails to meet the disclosure requirements imposed by the federal securities laws and the SEC, the SEC has held mutual fund investment advisers liable under the federal securities laws for failure to disclose.

165. The Wells Fargo Prospectuses and SAIs state that the Investment Adviser Defendant – WFFM – was directly involved in the preparation and dissemination of the false and misleading Prospectuses and SAIs. For example, the Prospectus for Wells Fargo Advantage Large Cap Stock Funds states as follows:

> **Organization and Management of the Funds**
>
> **The Administrator**
> Funds Management provides the [Wells Fargo] Funds with administrative services, including general supervision of each Fund's operation, coordination of the other services provided to each Fund, ***compilation of information for reports to the SEC and the state securities commissions, preparation of proxy statements and shareholder reports, and general supervision of data compilation in connection with preparing periodic reports to the Trust's Trustees and officers.***

Prospectus for Wells Fargo Advantage Large Cap Stock Funds including the Wells Fargo Advantage Capital Growth Fund, Wells Fargo Advantage Dividend Income Fund, Wells Fargo Advantage Growth Fund, Wells Fargo Advantage Growth and Income Fund, Wells Fargo Advantage Large Cap Growth Fund and Wells Fargo Advantage Value Fund effective December 1, 2005 (emphasis added).

166. The Statements of Additional Information to the Wells Fargo Advantage Funds Prospectuses further underscore the significant involvement of the Investment Adviser Defendant:

> **Administrator**
>
> The [Wells Fargo Fund] Trust has retained Funds Management (the *"Administrator"*) as administrator on behalf of the Portfolios pursuant to an Administration Agreement. Under the Administration Agreement with the Trust, Funds Management provides, among other things: (i) general supervision of the Portfolios' operations, including communication, coordination and supervision services with regard to the Portfolios' transfer agent, custodian, fund accountant and other service organizations that render record-keeping or shareholder, communication services; (ii) ***coordination of the preparation and filing of reports and other information materials regarding the Portfolios, including prospectuses, proxies and other shareholder communications***; (iii) ***development and implementation of procedures for monitoring compliance with regulatory requirements*** and compliance with the Portfolios' investment objectives, policies and restrictions; and (iv) any other administrative services reasonably necessary for the operation of the Portfolios other than those services that are provided by the Portfolios' transfer agent, custodian and fund accountant. Funds Management also furnishes office space and certain facilities required for conducting the Portfolios' business together with ordinary clerical and bookkeeping services.

Wells Fargo Growth Fund SAI effective October 21, 2003 (emphasis added).

167. Likewise, during her testimony as a corporate representative in the *Siemers* action, Rabusch testified that WFFM created the Wells Fargo Funds Prospectuses and SAI's at issue here and that WFFM is "responsible for the disclosures in the prospectuses, the creation of them, getting them out timely – the information in them."

168. In situations identical to that presented here where a mutual fund investment adviser is responsible for "compilation of information for reports to the SEC" and engaged in providing "revenue-sharing" kickbacks, the SEC has held the investment adviser liable for violating the disclosure requirements of the federal securities laws and Form N-1A. For

example, in the SEC's cease-and-desist action against investment adviser MFS filed March 31, 2004 the SEC stated that:

> **MFS Did Not Adequately Disclose to MFS Shareholders that it Allocated Fund Brokerage Commissions to Satisfy Strategic Alliances**
>
> MFS ***was responsible for ensuring that the MFS Funds' Prospectus and SAI were in compliance*** with the requirements of Form N-1A.
>
> The information the Commission requires investment companies to disclose in prospectuses and SAIS is set forth in Form N-1A. Specifically, Item 16(c) of the Form N-1A requires a description in the SAI of "how the fund will select brokers to effect securities transactions for the Fund" and required that "[i]f the Fund will consider the receipt of products or services other than brokerage or research services in selecting brokers, [the Fund should] specify those products or services."
>
> From at least January 1, 2000 to November 7, 2003, MFS Funds' SAIs disclosed that MFS may consider sales of shares of the funds as a factor in the selection of broker-dealers to execute the MFS Funds' portfolio transactions. The SAIs did not make the distinction, however, between directing commissions in "consideration of fund sales" and satisfying negotiated arrangements for specific amounts with brokerage commissions. The SAIs did not adequately disclose to shareholders that MFS had entered into bilateral arrangements in which it agreed to allocate specific negotiated amounts of fund brokerage commissions, subject to best execution, to broker-dealers for "shelf space" or heightened visibility within their distribution systems.
>
> As a result of the conduct described above, MFS willfully...
>
> Violated Section 34(b) of the Investment Company Act, which provides in pertinent part that it is "unlawful for any person to make any untrue statement of a material fact in any registration statement filed or transmitted pursuant to" the Investment Company Act and to "omit to state therein any fact necessary in order to prevent the statements made therein, in light of the circumstances under which they were made, from being materially misleading."

169. Likewise, in the SEC's November 8, 2006 cease-and-desist proceedings against investment adviser Hartford Investment Financial Services, LLC and its distributor Hartford Securities Distribution Company, Inc. the SEC held that:

> The Retail and HLS Funds provided prospectuses and statements of additional information ("SAI") to Fund shareholders. ***Hartford Investment and HL Advisors prepared and distributed the Retail and HLS Funds' prospectuses and SAIs, and thus were responsible for ensuring that they were accurate.***

* * *

> Hartford Investment and HL Advisors omitted to state additional material facts to shareholders regarding the use of directed brokerage. Specifically the Retail Funds' SAI and the HLS Funds' prospectus state that they may direct brokerage commissions to broker-dealers who also sold shares of the Retail and HLS Funds. These representations were misleading.

* * *

> Section 17(a)(2) and 17(a)(3) of the Securities Act prohibits any person, in the offer or sale of securities, from making any untrue statement of a material fact, or omitting to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading…

> Section 34(b) of the Investment Company Act prohibits any person from making any untrue statement of a material fact, or omitting to state any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they are made, from being materially misleading, in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to the Investment Company Act.

> As a result of the conduct described above, Hartford Investment and HL Advisors willfully violated Section 17(a)(2) and 17(a)(3)of the Securities Act.

SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings and Imposing Remedial Sanction In the Matter of Hartford Investment Financial Services, LLC, HL Investment Advisors, LLC, and Hartford Securities Distribution Company, Inc. dated November 6, 2006, *available at* http://www.sec.gov/litigation/admin/2006/33-8750.pdf (emphasis added). *See also* SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings and Imposing Remedial Sanction In the Matter of Putnam Investment Management, LLC dated March 23, 2005, *available at* http://www.sec.gov/litigation/admin/ia-2370.pdf ("[investment adviser] Putnam was primarily responsible for ensuring that the Putnam Funds' Prospectuses and SAIs were in compliance with the requirements of Form N-1A in describing Putnam's trading practices for the Putnam Funds"); SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings and Imposing Remedial Sanction In the Matter of Franklin Advisers, Inc. and Franklin/Templeton Distributors, Inc., dated December 13, 2004 *available at* http://www.sec.gov.litigation/admin/34-50841.htm ("The shelf space arrangements also were not adequately disclosed to the FT Shareholders. [Investment adviser] FA [Franklin

Advisers, Inc.] was responsible for ensuring that the disclosures made in the funds' prospectuses and Statements of Additional Information ("SAIs") accurately described how [distributor/underwriter] FTDI chose the broker-dealers with which it worked.").

THE KICKBACKS WERE FINANCED BY EXCESSIVE FEES CHARGED TO THE WELLS FARGO FUNDS

170. During the relevant time-frame, compensation and fees paid to the Investment Adviser rose dramatically even though the services provided by these Defendants remained the same, and no additional benefits were provided to the Funds or their investors in return for the additional fees. As a result, the advisory fees were excessive.

171. A major reason for the dramatic increase in compensation to the Investment Adviser Defendant was the growth in the size of the Wells Fargo Funds, resulting from Defendants' use of Wells Fargo Fund assets to promote the sale of Wells Fargo Fund shares through participation in revenue sharing or "Shelf Space" programs. These payments resulted in the growth of the Wells Fargo Funds, which benefited the Investment Adviser Defendant because it allowed its advisory and other asset-based fees to increase. The aforesaid Defendant engaged in those programs in an effort to generate increased compensation even though many of those programs were in violation of SEC and NASD rules and regulations. Defendants engaged in such activity despite ample evidence that the increase in their compensation was not justified by any increase in the quality or nature of the services which they provided to the Wells Fargo Funds or their investors, or by additional benefits to the Wells Fargo Funds or their investors.

172. Although an increase in mutual fund assets can benefit investors through economies of scale that decrease the expenses of operating such funds on a per share basis, Defendants failed to reduce their fees to pass on the economies of scale to the Wells Fargo Funds or their investors. Instead, they utilized the economies of scale for their own benefit.

173. The fee structure imposed by Defendants on the Wells Fargo Funds and their investors far exceeded the fees that would be paid as a result of arm's-length bargaining. Fees for essentially the same services that were paid by similar funds not affiliated with Defendants were substantially less.

174. In addition, Wells Fargo Fund assets were used to pay large amounts of what essentially were "Rule 12b-1" fees to distributors without any benefit accruing to the Wells Fargo Funds or their investors from those payments, without being limited to class B and class C shares, and without disclosure to investors.

175. Furthermore, the Directors of the Wells Fargo Funds ("Directors") failed to satisfy their duty to independently and conscientiously evaluate the Funds' 12b-1 and advisory fee arrangements, a factor which strongly supports a finding of fee excessiveness. The Directors were unable to perform their duties as the "watchdogs" of the Wells Fargo Funds because they failed to obtain enough information adequately to evaluate the Wells Fargo Funds' distribution fees as required by Rule 12b-1. As a result of the Directors' failure to be adequately informed, they were unable to evaluate whether Defendants' use of Wells Fargo Fund assets for kickback agreements was in the Wells Fargo Funds' and their investors' best interest and whether the fees being charged were excessive. Moreover, the increase in the Wells Fargo Funds' net assets, accompanied by an increase in the expense ratios and Defendants' failure to reduce their fees, were red flags which the Directors disregarded. As a result, the Directors did not perform their duties as "watchdogs" of the Wells Fargo Funds because they failed to ensure that any economies of scale that were being realized from the increase in Wells Fargo Funds assets were passed to the Wells Fargo Funds and their investors. The Directors' failure to satisfy their duties resulted in excessive fees being charged to the Wells Fargo Funds that were disproportionate to the services rendered and were not the product of arm's-length bargaining.

176. The fees charged to a mutual fund and its investors should be the equivalent of fees that would have been negotiated within the bounds of arm's-length bargaining. Directors are responsible for negotiating the fees charged to the fund on behalf of the investors who, individually, are unable to negotiate such fees. At the same time, investment advisers and their affiliates have a fiduciary duty with respect to the fees that are charged to investors, in that such fees must be reasonably related to the services provided.

177. Congress has underscored directors' duties by adopting Section 15(c) of the Investment Company Act, requiring directors to be adequately informed of the terms of any

investment advisory contracts, and giving them the authority to demand documents and other information from investment advisers in order to make informed and independent decisions when evaluating such contracts. See 15 U.S.C. § 80a-15(c). However, as alleged below, the Directors were beholden to the Investment Adviser Defendant, failed to adequately inform themselves and disregarded red flags showing that the advisory and distribution fees were excessive. Furthermore, the Directors failed to hold the Investment Adviser Defendant accountable for revenue sharing agreements entered into by them with various brokerage firms, or for other Shelf Space payments for which the Investment Adviser charged the Funds, and therefore their investors, excessive fees and commissions.

The Excessive Fees At Issue

178. **Investment Advisory Fees**: Investment advisory fees are calculated as a percentage of assets under management. As the fund assets increase, the dollar amount of such fees parallels this growth. Directors are charged with ensuring that such growth does not result in a windfall to advisers where commensurate services are not provided. Investment advisory fees are paid to investment advisers for managing the underlying portfolio, *i.e.*, choosing the securities in which a mutual fund should invest and conducting the operations required to support the management of the portfolio, and include the overhead and administrative costs involved in conducting the business of the investment adviser.

179. **Rule 12b-1 Fees**: SEC Rule 12b-1 permits a fund to pay "12b-1" distribution fees out of fund assets, but only if the fund has adopted a 12b-1 plan authorizing their payment, and only if the Directors properly find that there is a reasonable likelihood that the plan will benefit the fund and its investors. Distribution fees are comprised of fees paid to the distributors for marketing and selling fund shares, including compensation for advertising, the printing and mailing of prospectuses and sales literature to investors and payments to financial consultants and others who sell fund shares. Like the investment advisory fees, 12b-1 fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

180. **Service Fees And Administrative Fees**: Service and administrative fees are paid to persons to respond to investor inquiries, furnish investors with information about their investments, and to provide other services required to enable the functioning of the fund. These two types of fees may pay for similar expenses or may significantly overlap, as described more fully below. Unlike distribution fees, a fund may pay shareholder service and administrative fees without adopting a 12b-1 plan. Accordingly, such fees are often not visible to investors and are highly susceptible to manipulation by the investment advisor. Like the investment advisory fees and the 12b-1 fees, the service and administrative fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

181. **Transfer Agency Fees**: Transfer agency fees are paid to an in-house, affiliated or independent third party to handle sales and redemptions of fund shares, maintain shareholder records, compute the net asset value (the "NAV") of the fund daily, and pay out dividends and capital gains. Like the investment advisory fees, the 12b-1 fees and the administrative/service fees, the transfer agency fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

182. These foregoing fees are the principal components of a funds "expense ratio," which is the ratio of total expenses to net assets. The expense ratio determines the fund's efficiency and cost effectiveness, and consequently a lower number is desirable because it reflects higher total returns.

Factors That Show The Fees Charged To The Wells Fargo Funds And Their Investors Were Not Reasonably Related To The Services Provided Them And Were Excessive

183. Courts recognize that certain factors indicate that fees are excessive. In particular, the following factors bear on whether the investment adviser and its affiliates are charging excessive fees to a fund and its investors:

- the nature and quality of services being paid for by the fund and its investors;
- whether the investment advisory fees are reduced to reflect the "fall-out benefits" the advisers receive, which are those benefits other than the

advisory fees that flow to the adviser and its affiliates as a result of the adviser's relationship with the fund;

- what fees other fund families or funds within the same fund family charge for similar services to similar mutual funds;
- whether economies of scale were passed to the funds and their investors or kept by the investment adviser; and
- whether the funds' directors or trustees exercised a sufficient level of care and conscientiousness in approving the investment advisory and distribution agreements.

184. These factors, when applied to the Wells Fargo Funds, demonstrate that the fees charged to the Wells Fargo Funds and their investors were not reasonably related to the services provided and were excessive.

The Economies Of Scale Were Not Passed On To Investors

185. While Defendants were profiting from the Funds' growth, they failed to pass the economies of scale generated from such growth to the Funds and their investors. The legislative history of Section 36(b) of the Investment Company Act of 1940 recognizes that an investment adviser's failure to pass on economies of scale to the fund is the principal cause of excessive fees:

> It is noted … that problems arise due to the economies of scale attributable to the dramatic growth of the mutual fund industry. In some instances these economies of scale have not been shared with investors. Recently there has been a desirable tendency on the part of some fund managers to reduce their effective charges as the fund grows in size. Accordingly, the best industry practice will provide a guide.

S. Rep. No. 91-184, at 5-6 (1969), as reprinted in 1970 U.S. Code Cong. & Ad. News, at 4901-02.

186. An investment advisor's profit is a function of revenue minus the costs of providing services. Defendants' incremental costs of providing advisory services to the Wells Fargo Funds were nominal. The additional fees received by Defendants were disproportionate given that the nature, quality and level of the services they provided remained the same. On a

per share basis, it does not cost more to manage additional assets in a growing fund because economies of scale occur at both the fund complex and portfolio levels for various costs incurred. For example, many of the costs, such as the costs of research for a particular investment, remain fixed regardless of the amount of assets in a given fund devoted to that investment. As has been noted, the mutual fund industry is a business in which economies of scale are present and are statistically significant. *See* Jim Saxton, Chairman, Joint Economic Committee of the United States Congress, *The Mutual Fund Industry: An Overview and Analysis* 19 (2002) (citing William Baumol, *The Economics of Mutual Fund Markets: Competition Versus Regulation* 186, 190 (Kluwer Academic 1990)), *available at* http://www.house.gov/jec/mutual2.pdf.

187. The growth of assets under management by the Investment Adviser Defendant has generated substantial economies of scale which, to the great benefit of the Investment Adviser, have not been passed on to the Funds and their investors through lower fees. Instead, Defendants retained these economies of scale for themselves as a windfall and continued charging greatly increased expenses without providing additional, commensurate services.

188. In regard to Wells Fargo Advantage Asset Allocation, industry analyst Morningstar noted that "the fund's rising costs disappoint us. Despite having below-average fees for a front-load offering in this category, fees have steadily trended upward over the past decade." Lawrence Jones, *Morningstar's Take: We think This Fund's Aggressive Allocation Stance and Increasing Costs Limit Its Appeal*, Dec. 1, 2005, http://quicktake.morningstar.com (password required). Morningstar's conclusions are supported by the increase in assets under management between 2002 and 2005, when the Fund grew from $1.13 billion to $1.16 billion and the expense ratio simultaneously increased from 1.84% to 1.90%.[2]

189. Additionally, in regards to Wells Fargo Small Cap Value Fund, Morningstar analysts have observed that, "[t]he fund's asset growth could have provided shareholders with

[2] Wells Fargo Asset Allocation Fund, annual report for fiscal year ending Sept. 30, 2003 (Form N-CSR) (Dec. 9, 2003); Wells Fargo Advantage Asset Allocation, annual report for fiscal year ending Sept. 30, 2005 (Form N-CSR) (Dec. 7, 2005).

one benefit: a lower cost, had this fund's advisor lowered expenses significantly as assets grew. Unfortunately, it has not done so. Lower costs could provide the fund a better opportunity to replicate past successes with a less nimble offering." Lawrence Jones, *Morningstar's Take: Could Wells Fargo Advantage Small Cap Value Become a Victim of Its Own Success*, Feb. 27, 2006, http://quicktake.morningstar.com (password required). The increase in assets under management and the expense ratio demonstrates Morningstar's point.

190. Other Wells Fargo Funds illustrate the same historical trends with their expense ratios:

- Between 2002 and 2005, Wells Fargo Advantage Growth Equity Fund increased in assets from $390,546,000 to $560,779,000, and the Class B expense ratio also increased from 2.22% to 2.25%;[3] and
- Between 2001 and 2005, Wells Fargo Advantage Large Company Growth Fund increased from $202,514,000 to $524,323,000 and the expense ratio remained constant.[4]

191. Additionally, when looking at how much higher Wells Fargo Funds' expense ratios are than the expense ratios of similar sized funds that would experience the same economies of scale, it is clear that the economies of scale were not passed on to investors. As illustrated below, the Funds were, on average, more expensive than other funds:

[3] Wells Fargo Growth Equity Fund, annual report for fiscal year ending Sept. 30, 2003 (Form N-CSR) (Dec. 9, 2003); Wells Fargo Advantage Growth Equity, annual report for fiscal year ending Sept. 30, 2005 (Form N-CSR) (Dec. 7, 2005).

[4] Wells Fargo Advantage Large Company Growth Fund, annual report for fiscal year ended Sept. 30, 2001 (Form N-CSR); Wells Fargo Advantage Large Company Growth Fund, annual report for fiscal year ended Sept. 30, 2005 (Form N-CSR).

Comparison of 2004 Fees on Wells Fargo Funds to CRSP[5] Value-Weighted[6] Benchmark of Same-Sized Funds[7] Retail Share Classes Only Differences in Terms of Basis Points		
Fund Name	**S&P Objective**	**Expense Ratio bps Higher than Industry Average**
Wells Fargo Advantage Small Cap Value Fund	Equity USA Small Co.	58
Wells Fargo Funds: Asset Allocation Fund	Asset Allocation USA Flexible	50
Wells Fargo Funds: Growth Equity Fund	Equity USA Growth	15
Wells Fargo Funds: Montgmry Small Cap Fund	Equity USA Small Co.	11

192. The above fund information is provided for illustrative purposes; the complained of conduct occurred across the Wells Fargo Funds.

193. Wells Fargo Funds' historical trend of failing to pass economies of scale to investors resulted in a huge windfall for the Investments Adviser Defendant, all to the detriment of investors. The fees were not reasonably related to the services provided to the Funds and therefore investors were paying excessive fees.

The Illusory Breakpoints In The Funds' Advisory Agreements Illustrate That The Economies of Scale Were Not Passed On To The Funds And Their Investors

194. A "fee breakpoint" has been explained as follows:

> Many funds employ a declining rate structure in which the percentage fee rate decreases in steps or at designated breakpoints as assets increase.... The declining rate schedule reflects the expectation that costs efficiencies or scale economies will be realized in the management and administration of the fund's portfolio and operations as the fund grows.

[5] The University of Chicago Center for Research in Securities Prices ("CRSP") Benchmark is the value weighted average (defined below) of all funds in the same-size quartile that had the same CRSP Strategic Objective Designation.

[6] The value weighted benchmark is calculated by obtaining the contemporaneous monthly asset valuation for each fund and the averages of the funds' expense ratios that have the same strategic objective.

[7] Same-sized funds refers to funds that have similar size of class shares.

John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 Iowa J. Corp. L. 609, 620 n.59 (2001).

195. While some of the advisory contracts for the Funds include breakpoints, many of these breakpoints were meaningless because, as a practical matter, they did not pass any of the economies of scale to Fund investors. For example, the Wells Fargo Advantage Asset Allocation Fund lacked breakpoints until August 1, 2004. The breakpoints that were adopted were illusory because after the Fund grew to $1 billion in assets, its structure required the Fund to swell to $3 billion in assets before any economies of scale would be passed to the investor. For example, as of September 30, 2004, the Fund had $1.1 billion in assets under management, but it would need to grow by another $2 billion before any more breakpoints would impact the Fund and pass any economies of scale to the investors.[8]

196. Additionally, the investment advisers hired other companies, known as sub-advisers, to do the day-to-day stock or bond picking for their portfolios. As former New York Attorney General Eliot Spitzer noted when he testified in front of the Senate, typically when parties engage in arms'-length negotiations, the sub-adviser agrees to be compensated with a portion of the advisory fee governed by breakpoints that kick in as the fund grows larger. *See* Rachel McTague, Spitzer Says Advisers Overcharged Funds; Fund Boards Breached Duty to Shareholders, Securities Regulation & Law Report, Feb. 02, 2004, available at http://corplawcenter.bna.com/pic2/clb.nsf/id/BNAP-5VPRZJ?OpenDocument. This "typical" arrangement stands in sharp contrast to the facts in the instant matter. Despite the fact that the advisers did negotiate lower breakpoint fees with the sub-advisers (that yield more profits for them as the funds grow), the advisers continued to charge shareholders their full fee for "management services," pocketing the difference. The charts below illustrate this phenomenon:

[8] Wells Fargo Advantage Asset Allocation Fund, annual report for fiscal year ending Sept. 30, 2004 (Form N-CSR) (Dec. 3, 2004).

Wells Fargo Advantage Asset Allocation Advisory Fee Breakpoints

from 2/1/2005 Prospectus

			(under Sub-Adviser agrmt)	
Advisory Fees	**Average Daily Net Assets**	**Fee %**	***Average Daily Net Assets***	***Fee %***
after 8/1/2004	0 - 499 million	0.65	*0-100 million*	*0.15*
	500 - 999 million	0.60	*over 100 million*	*0.10*
	1 - 2.99 billion	0.55		
	3 - 4.99 billion	0.525		
	over 4.99 billion	0.50		
prior to 8/1/2004	n/a	0.75		

197. While the sub-adviser's fee breakpoints apply to the Fund when its assets are over $100 million, the adviser's breakpoints do not kick in until the Fund's assets reach $500 million. Thus, when Wells Fargo Advantage Asset Allocation Fund 's assets increased from $100 to $500 million, the Investment Adviser Defendant received an additional 5 bps in fees without performing any additional work as a result of the sub-advisers' breakpoints.

Wells Fargo Advantage Growth Fund Advisory Fee Breakpoints

			(under Sub-Adviser agrmt)	
	Average Daily Net Assets	**Fee %**	***Average Daily Net Assets***	***Fee %***
Effective 2/1/2006	0-499 million	0.75	*0-25 million*	*0.75*
(LCGF Prosp.	500-999 million	0.70	*25-50 million*	*0.60*
dated 2/1/06)	1-2.99 billion	0.65	*50-275 million*	*0.50*
	3-4.99 billion	0.625	*over 275 million*	*0.30*
	over 5 billion	0.60		

198. Again, the sub-adviser's fee breakpoints apply to the Fund at $25 million, $50 million, and $275 million, while the adviser's breakpoints do not kick in until the Fund's assets reach $500 million. Therefore, while the assets in Wells Fargo Advantage Growth Fund grew, the Investment Adviser Defendant was receiving up to an additional 45 bps without performing any additional work

Wells Fargo Small Cap Fund Advisory Fee Breakpoints

			(under Sub-Adviser agrmt)	
	Average Daily Net Assets	**Fee %**	***Average Daily Net Assets***	***Fee %***
effective 8/1/2004	0-499 million	0.90	*0-200 million*	*0.25*
	500-999 million	0.85	*over 200 million*	*0.2*
	1-2.99 billion	0.80		
	3-4.99 billion	0.775		
	over 4.99 billion	0.75		

Wells Fargo Large Company Growth Fund Fee Breakpoints

			(under Sub-Adviser agrmt)	
	Average Daily Net Assets	**Fee %**	***Average Daily Net Assets***	***Fee %***
effective 8/1/2004	0-499 million	.75	*0-200 million*	*0.25*
	500-999 million	.70	*over 200 million*	*0.2*
	1-2.99 billion	.65		
	3-4.99 billion	.625		
	over 4.99 billion	0.6		

Wells Fargo Advantage Total Return Bond Fund Fee Breakpoints

			(under Sub-Adviser agrmt)	
	Average Daily Net Assets	**Fee %**	***Average Daily Net Assets***	***Fee %***
effective 8/1/2004	0-499 million	.45	*0-200 million*	*0.25*
	500-999 million	.4	*over 200 million*	*0.2*
	1-2.99 billion	.35		
	3-4.99 billion	.325		
	over 4.99 billion	0.3		

199. Again, in each of the above funds, the sub-adviser's fee breakpoints apply to the Fund when its assets are under $200 million, but the adviser's breakpoints do not kick in until the Fund's assets reach $500 million. Thus, when the assets grew from $200 to $500 million in the Small Cap Fund, Total Return Bond Fund, or Large Company Growth Fund, the Investment Adviser Defendant received an additional 5 bps without performing any additional work.

200. The above fund information is provided for illustrative purposes; the complained of conduct occurred across the Wells Fargo Funds.

201. As demonstrated above, the advisory fee breakpoints' lack of impact on fees levied on the Funds and their clear contrast to the savings gleaned by the Investment Adviser Defendant from the sub-advisers' contract further illustrates that the economies of scale were not passed to the Funds' investors.

The Nature and Quality of Services Does Not Justify The Excessive Fees

202. The nature of the advisory services provided to the Wells Fargo Funds did not justify the excessive expense ratios carried by the Funds. Defendants cannot justify their high fees by arguing that their managers and analysts are of superior quality and provide superior performance. The performance of these Funds was not up to par with other, similar funds in the industry, and thus could not justify the higher fees.

203. In regard to Wells Fargo Advantage Asset Allocation Fund, analysts have noted that, "[w]ith high volatility and middle performance, we have yet to see this strategy add the value investors are paying for." Lawrence Jones, *Morningstar's Take: We Think This Fund's Aggressive Allocation Stance and Increasing Costs Limit Its Appeal*, Dec. 1, 2005, http://quicktake.morningstar.com (password required).

204. When comparing Wells Fargo Advantage Emerging Markets Fund with comparable funds, it underperformed its benchmark peers with the same S& P objective by 14.73%.

205. Additionally, most of the Wells Fargo Funds' returns were highly correlated with the S&P 500 Index, indicating a level of performance that is consistent with the passive type of fund management characteristics of an index fund, rather than the purported active fund management for which the Investment Adviser Defendant is being paid.

Correlation Between Monthly Returns on the Wells Fargo Funds (A Shares) and the S&P 500 Market Index - January 2004 through December 2005 Ranked by Asset Size		
Fund Name	Correlation Coefficient	Total Net Assets as of 12/04
Wells Fargo Advantage Small Cap Value Fund	0.73*	$601.1m
Wells Fargo Funds: Asset Allocation Fund	0.97*	$915.5 m
Wells Fargo Funds: Growth Equity Fund	0.94*	$21.7 m
* denote statistical significance at the 1% level		

206. The above fund information is provided for illustrative purposes; the complained of conduct occurred across the Wells Fargo Funds.

The Fees Charged To The Funds And Their Investors Were Excessive Relative To Similar Funds Offered In The Industry

207. When examining the expense ratios of other fund families that provide the same types of funds as Wells Fargo, it is apparent that the Investment Adviser Defendant charged higher fees than other investment advisers who manage the same type of portfolio. As noted by Morningstar, even while some of Wells Fargo's expense ratios have declined, "many still rank above their respective categories." Morningstar.com, *Stewardship Grade: Wells Fargo Advantage Asset Allocation Fund*, Aug. 25, 2004, http://quicktake.morningstar.com (password required).

208. Wells Fargo Advantage Asset Allocation Class B had a higher expense ratio than similar funds, with the Fund charging 1.90% when the category average was 1.22%. Yahoo! Finance Profile, Wells Fargo Advantage Asset Allocation B (SASBX), Feb. 28, 2006, http://finance.yahoo.com/q/pr?s=sasbx.

209. Wells Fargo Advantage Small Cap Value Fund Class B also carries an expense ratio that is significantly higher than the category average of its type of fund, charging 2.24% when the category average is 1.49%. Yahoo! Finance Profile, Wells Fargo Advantage Small Cap Value B (SMVBX), Feb. 28, 2006, http://finance.yahoo.com/q/pr?s=smvbx.

210. Wells Fargo Advantage Growth Equity Fund Class B share fees were also excessively high, carrying an expense ratio of 2.25% when the category average is 1.49%.

Yahoo! Finance Profile, Wells Fargo Advantage Growth Equity B (NVEBX), Feb. 28, 2006, http://finance.yahoo.com/q/pr?s=nvebx.

211. As also illustrated below, the Wells Fargo Funds had a trend of carrying higher expense ratios than comparable funds:

Comparison of Wells Fargo Funds Fees to the CRSP Benchmark		
Benchmark is the Equally-Weighted Average[9] of all Funds Existing During 2004 With the same CRSP S&P Objective as the Wells Fargo Funds		
All Share Classes Only		
Differences in Terms of Basis Points		
Fund Name	**S&P Objective**	**Expense Ratio - bps Higher than Industry Average**
Wells Fargo Advantage Small Cap Value Fund	Equity USA Small Co.	75
Wells Fargo Funds: Asset Allocation Fund	Asset Allocation USA Flexible	52
Wells Fargo Funds: Growth Equity Fund	Equity USA Growth	53
Wells Fargo Funds: Montgmry Small Cap Fund	Equity USA Small Co.	74

212. The above fund information is provided for illustrative purposes; the complained of conduct occurred across the Wells Fargo Funds.

213. The lower fees charged by similar funds is also demonstrative of how Wells Fargo Funds carry excessively high expense ratios. Additionally, it illustrates that investors can obtain the same services for lower fees from other funds and that Wells Fargo's fees are not reasonably related to the services they are providing investors.

The Investment Adviser Defendant Placed The Expense Of Revenue Sharing Payments On The Funds And Their Investors

214. The Investment Adviser also charged excessive fees by charging the Well Fargo Funds and their investors for Defendants' revenue sharing expenses described above.

[9] Equally-weighted average means that all funds were given equal value when determining the average of their expense ratio.

215. Revenue sharing arrangements are very appealing to investment advisers because they can increase sales from three to ten fold. *See* Smita Madhur, *Revenue-Sharing Boosts Mutual Fund Sales Tenfold*, Financial-Planning.com, Jan. 24, 2005, http://www.financial-planning.com/pubs/fpi/20050124101.html. At the same time, revenue sharing arrangements are very expensive for investors because their high costs translate into higher and potentially excessive fees levied upon shareholders.

216. Defendants' payments to brokers increased the fees levied on the Funds and their investors because the Investment Adviser Defendant, in determining the amount it would charge for its advisory fees, accounted for the costs of the revenue sharing agreements for which it paid broker dealers and others, in order to ensure the recovery of its full profit after the revenue sharing payments were made.

The Investment Advisory Fees Were Excessive Because They Were Not Reasonably Related To The Services Provided To The Funds Or Their Investors

217. A report on revenue sharing by Cerulli Associates notes that advisory fees are the most significant source of revenue sharing. Cerulli Associates, *Mutual Fund Revenue Sharing: Current Practices and Projected Implications* (2005). The advisory fee can be inflated in order to finance the adviser's revenue sharing obligations and, as shown herein, the Investment Adviser Defendant did just this with respect to the Wells Fargo Funds.

218. Investment advisory fees are meant to cover management of the invested funds, including management and administrative activities related to managing the fund's portfolios. *See* Report of the SEC on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 89-2337 (1966).

219. The investment advisory fees implemented by the Investment Adviser Defendant for revenue sharing do not fit either of these categories. As explained in the NASD Letter of Acceptance, Waiver and Consent, "the investment adviser to the Wells Fargo Proprietary Funds allocated revenue net of certain expenses to various Wells Fargo & Company affiliates, on their sale of the Wells Fargo Funds proprietary mutual funds." H.D. Vest Investment Services, NASD Letter Of Acceptance Waiver and Consent (No. CE1050007); June 8, 2005 NASD Press Release,

supra ¶57; *see also* WF Investments, LLC, NASD Letter of Acceptance, Waiver and Consent (No. CE1050006).

220. The SEC has expressed concern over these practices, stating that, "[r]evenue sharing arrangements not only pose potential conflicts of interest, but also may have the indirect effect of reducing investors' returns by increasing the distribution-related costs incurred by funds. Even though revenue sharing is paid to broker-dealers directly by fund investment advisers, rather than out of fund assets, it is possible that some advisers may seek to increase the advisory fees that they charge the fund to finance those distribution activities . . . Moreover, revenue sharing arrangements may prevent some advisers from reducing their current advisory fees." Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, 69 Fed. Reg. 6438, 6441 n.21 (Feb. 10, 2004) (to be codified at 17 C.R.F. pts. 239, 240 and 274).

221. The nature of Defendants' revenue sharing program was such that it strongly incentivized broker-dealers to expand their marketing efforts on behalf of the Wells Fargo Funds. As a result of such activities, the aggregate net assets—against which the management fees were charged on a percentage basis—increased, with a consequent increase in the dollar amount of the advisory fees. The Investment Adviser Defendant therefore received "something for nothing" from the Wells Fargo Funds and their investors because the fees were not the result of any increase or improvement in the services being provided, and did not reflect any legitimate increase in the cost of the services being provided to the advisers and their affiliates.

222. In addition, the advisory fee payments made by the Funds and their investors that were utilized for revenue sharing were charged in violation of Rule 12b-1. Advisory fees paid to an investment adviser with the intent of allocating a certain amount towards distribution practices, such as revenue sharing, are regulated under Rule 12b-1 and Section 36(b). As the SEC explained, "Rule 12b-1 could apply . . . in certain cases in which the adviser makes distribution related payments out of its own resources . . . 'if any allowance were made in the investment adviser's fee to provide money to finance distribution.'" Investment Company

Institute, 1998 SEC No-Act. LEXIS 976, at *16 (Oct. 30, 1998) (citing Payment of Asset-Based Sales Loads By Registered Open-End Management Investment Companies, Investment Company Act Release No. 16431, 1988 SEC LEXIS 1206 (June 13, 1988)) (emphasis added). Defendants paid for part of these revenue sharing arrangements through advisory fees to circumvent limits placed on such distribution payments by Rule 12b-1.

Defendants Paid Massive Fees That Were Subject To Rule 12b-1 Fees But Provided No Benefit To The Wells Fargo Funds Or Their Investors In Return

223. As discussed above, Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions are, amongst others, that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." 17 C.F.R. § 270.12b-1(b). Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). The directors may continue the plan "only if the directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and sections 36(a) and (b) (15 U.S.C. § 80a-35(a) and (b)) of the Act that there is a reasonable likelihood that the plan will benefit the company and its shareholders." 17 C.F.R. § 270.12b-1(e). As noted above, Rule 12b-1 fees are assessed as a percentage of assets under management and, accordingly, grow proportionately with the size of the Funds. Here, the Defendants violated rule 12b-1 by paying revenue sharing kickbacks that were for the same purposes for which rule 12b-1

was designed, but without meeting the requirements of 12b-1 of Board approval, proof of shareholder interests, and full disclosure.

224. Additionally, even excluding the revenue sharing payments and looking only at the fees that Wells Fargo states were paid pursuant to 12b-1 plans, the fees charged to Wells Fargo Funds were higher than those charged to comparable funds. As illustrated below, the Funds on average, charged 12b-1 fees that were higher than other funds.

Comparison of Wells Fargo Funds Fees to the CRSP Benchmark		
Benchmark is the Equally-Weighted Average of all Funds Existing During 2004 With the same CRSP S&P Objective as the Wells Fargo Funds		
Retail Share Classes Only		
Differences in Terms of Basis Points		
Fund Name	**S&P Objective**	**12b-1 Fees - bps Higher than Industry Average**
Wells Fargo Advantage Small Cap Value Fund	Equity USA Small Co.	59
Wells Fargo Funds: Asset Allocation Fund	Asset Allocation USA Flexible	19
Wells Fargo Funds: Growth Equity Fund	Equity USA Growth	27
Wells Fargo Funds: Montgmry Small Cap Fund	Equity USA Small Co.	37

225. The above fund information is provided for illustrative purposes; the complained of conduct occurred across the Wells Fargo Funds.

The Directors' Failure To Act Independently And Conscientiously Resulted In Defendants Charging Excessive Fees To The Funds And Their Investors

226. Mutual funds are typically created and managed by investment advisers for a profit. Investment advisers usually supervise a mutual funds' daily operations, and often select affiliated persons to serve on the board of directors. As former SEC Commissioner Manuel Cohen remarked when referring to testimony by investment advisers:

> They also made the point that the investment advisor creates the fund, and operates it in effect as a business. Many of them stated that "It is our fund, we run it, we manage it, we control it," and I don't think there is anything wrong with them saying it. They were just admitting what is a fact of life. The investment advisor does control the fund.

Freeman & Brown, Mutual Fund Advisory Fees, 26 Iowa J. Corp. L. at 615 n.24 (citing Statement of Manuel Cohen, Commissioner, SEC, Investment Company Act Amendments of 1976: Hearings on H.R. 9510, H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce (1967)).

227. As a result of the investment adviser's control of the fund, the relationship between investment advisers and mutual funds contains many potential conflicts of interest. This conflict arises because part of the fees the investment advisers charge, which reduce investors' returns, represents revenue and a source of profit to the investment adviser. *See* GAO Report, *Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition* 14, 82 ("GAO Report") (June 2000), *available at* http://www.gao.gov/new.items/gg00126.pdf.

228. Acting in the investors' best interests requires the Directors to exercise due care in approving the fees charged to those Funds that the Directors have the responsibility to oversee. This is why the expertise of the independent Directors, whether they are fully informed about all facts bearing on the adviser's fee, and the extent of care and conscientiousness with which they perform their duties are among the most important factors to be examined in evaluating whether the compensation fund advisers and distributors receive is reasonable. *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 930 (2d Cir. 1982).

229. One of the ways to evaluate whether the Directors fulfilled their duties with adequate care and conscientiousness is to determine whether they acted independently in approving the Funds' fee arrangements or whether the Directors' actions were controlled by the Funds' investment advisers.

230. The Directors who served on the Board of Directors of the Wells Fargo Funds during the relevant time period include: Robert C. Brown, J. Tucker Morse, Thomas S. Goho, Peter G. Gordon, Richard M. Leach, Timothy J. Penny and Donald C. Willeke.

231. All the Directors are on the boards of all the Wells Fargo Funds. However, the fee structures in place show that the Directors failed to earnestly considered the shareholders' interests when negotiating the various fees of the Wells Fargo Funds.

232. A wealth of evidence demonstrates that the purportedly "non-interested" Directors blindly followed the Investment Adviser Defendant's suggested courses of action by rubber-stamping fees and arrangements which prejudiced the Wells Fargo Funds' investors. This evidence also firmly establishes that, even if the Directors were considered "independent," they failed to fulfill their duties with the care and conscientiousness necessary to ensure that the fees paid to Defendants from Wells Fargo Fund and investor assets were reasonable and not excessive. Specifically, Directors failed to genuinely consider and recognize that the Wells Fargo Funds should be considered individually instead of as part of a fund family unit; that no economies of scale were passed to investors as the Wells Fargo Funds grew; that the fees were significantly more expensive than comparable funds; and that the advisory fees should be reduced to reflect the fall out benefits received by Defendants.

233. Directors breached their duties because their service on all the Wells Fargo Funds allowed them to treat the Wells Fargo Funds as a unit of the Wells Fargo Fund complex, instead of examining each fund individually and diligently. As industry analyst Morningstar notes, "there is just one board for all mutual funds in the Wells Fargo complex. That structure could make it more difficult for the board to focus on what is happening to each fund." Morningstar.com, *Stewardship Grade: Wells Fargo Advantage Asset Allocation Fund*, Aug. 24, 2004, http://www.quicktake.morningstar.com (password required). For example, the Wells Fargo Fund complex would enter in agreements on behalf of all the Funds, instead of Directors determining whether the administrative services and fees or shareholder services fees were appropriate for the individual Funds. For example, according to the transfer agency and service agreement dated August 10, 2004, the Wells Fargo Fund Trust, the registrant for all the Wells Fargo mutual funds, entered into an arrangement with Boston Financial Data Services, evidenced by an annual agreement approved by the Wells Fargo Board of directors on May 18, 2004. These transfer agency agreements included 'complex base fees' to be applied to all of the Portfolios of Wells Fargo Funds Trust and Wells Fargo Variable Trust Portfolios. Wells Fargo Funds Trust, Transfer Agency & Service Agreement and Shareholder Servicing Plan, effective Nov. 8, 1999 (Oct. 30, 2000), amended Mar. 1, 2003 (Exh. 99.B(H)(3)) (Aug. 30, 2003),

Schedule A amended Feb. 8, 2005 (EX-99.B(H)(3)) (Apr. 11, 2005). Administrative agreements were also entered into by the Board on behalf of the Wells Fargo Trust incurring fees for the retail class shares of 0.33%, regardless of each individual Fund's needs. Wells Fargo Funds Trust, Administration Agreement, June 9, 2003 (Exh. 99.B(H)(1)) (Aug. 15, 2003), Appendix A amended Aug. 10, 2004 (Exh. 99.B(H)(1)) (Apr. 11, 2005).

234. The Directors knew that the cost of these revenue sharing and directed brokerage payments should have been borne by the Defendants as their own out-of-pocket expenses, yet did nothing to prevent the siphoning of these payments from Fund and investor assets or to appropriately reduce the advisory fee. The fact that the Directors did not even question the acts or recommendations of the Defendants with respect to these programs (which only benefited Defendants) demonstrates the Directors' failure to act as a "watchdog" of the Investment Adviser Defendant.

235. Another of these instances was the Directors' lack of action with respect to the fee levels and structures in place for the Wells Fargo Funds. Again, by failing to act to reduce the Wells Fargo Funds' fees, the Directors neglected to represent the Wells Fargo Funds and their investors with the degree of care and conscientiousness required of them.

236. Another example of the Directors following a course of action set by the Investment Adviser Defendant instead of acting in the investors' best interest is found in the Directors' failure to implement fee structures that had meaningful—or even any—breakpoints for certain Wells Fargo Funds, while adopting them in others. The SEC has made clear that it is the duty of the directors to carefully scrutinize the advisory and other fees to ensure that the economies of scale are being passed to investors as Fund assets grow so that the increases in advisory and other fees are not a windfall to the investment advisers and their affiliates:

> If the fund or fund family is experiencing economies of scale, fund directors have an obligation to ensure that fund shareholders share in the benefits of the reduced costs by, for example, requiring that the adviser's fees be lowered, breakpoints be included in the adviser's fees, or that the adviser provide additional services under the advisory contract. If the fund or fund family is not experiencing economies of scale, then the directors may seek to determine from the adviser how the adviser might operate more

> efficiently in order to produce economies of scale as fund assets grow.

SEC, Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000), *available at* http://www.sec.gov/news/studies/feestudy.htm.

237. While Plaintiffs and other Wells Fargo investors have contributed to the growth of Fund assets, they received no benefits in return. The Directors continually allowed investor assets to be used for only the benefit of the Investment Adviser Defendant and their affiliates. As purportedly "independent" Directors, they had a duty to question the Investment Adviser Defendant's and its affiliates' practices, and to ensure that any economies of scale that were being realized from the increase in the Wells Fargo Funds' assets were being passed on to shareholders, the rightful recipients. The Directors ultimately failed to exercise the requisite care and conscientiousness in performing their statutory duties by approving a course of action suggested by the Investment Adviser Defendant that was of no benefit to the Wells Fargo Funds or their investors. The Directors' approval of such actions, which prejudiced the Wells Fargo Funds and their investors, further demonstrates that they were controlled by the Investment Adviser Defendant.

238. Additionally, the Directors failed to ensure that the economies of scale were passed to the Wells Fargo Funds and their investors and that the Funds' expense ratios are reasonable in relation to comparable funds.

Additional Scienter Allegations

239. As alleged herein, the Investment Adviser and Registrant Defendant acted with scienter in that they knew that the public statements issued or disseminated in the name of Wells Fargo were materially false and misleading, knew that such statements would be issued or disseminated to the investing public, and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements as primary violations of the federal securities laws. As set forth elsewhere herein in detail, the Investment Adviser and Registrant Defendant, by virtue of their knowledge of the true facts regarding the kickback scheme, culpably participated in the fraudulent scheme alleged herein. Defendants were highly motivated to allow

and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein.

Wells Fargo Investments Received Kickbacks From The Wells Fargo Funds.

240. Throughout the Class Period, Wells Fargo Investments received undisclosed kickbacks from the Wells Fargo Funds in exchange for steering investors into the Wells Fargo Funds. Wells Fargo Investments received this kickback in the form of "profit sharing" payments from WFFM. These "profit sharing" payments were in fact excessive fees paid by the Wells Fargo Funds to Investment Adviser Defendant, which in turn were redistributed to Wells Fargo Investments. *See* NASD Letter of Acceptance, Waiver and Consent against Wells Fargo Investments, No. CE10500006.

241. Wells Fargo Investments received revenue from its affiliate, Funds Management, for pushing Wells Fargo Funds based on customer assets held by the Wells Fargo Funds. *See* Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds 6 (Dec. 2005), available at http://a248.e.akamai.net/7/248/1856/f61e334331442a/www.wellsfargo.com/pdf/online_brokerage/mf_disc.pdf. However, unlike non-proprietary funds, the Investment Adviser Defendant did not pay a negotiated fee rate to participate in revenue sharing arrangements with Wells Fargo Investments. Instead, the Investment Adviser Defendant allocated revenue net of certain expenses to the various Wells Fargo & Company affiliates, including Wells Fargo Investments, based on Wells Fargo Investments' sales of Wells Fargo Proprietary Funds. *See* Wells Fargo Investments, LLC, NASD Letter of Acceptance, Waiver and Consent (No. CE1050006). As a result, investors in the Wells Fargo Funds footed the bill for the financial incentives given to Wells Fargo's brokerage firms as kickbacks

242. Specifically, during the Class Period, Wells Fargo Investments received the following amounts of revenue/profit sharing kickback payments from the Wells Fargo Funds: 2000 (November and December only) - $1,006,932; 2001 - $24,378,607; 2002 - $40,547,822; 2003 - $31,675,121; 2004 - $41,219,661; and 2005 (through June) - $23,958,166 for a total of ***$162,786,309.*** Additionally, during this same time period, Wells Fargo Investments received

$123,972,137 in questionable shareholder service fees that are also alleged to be disguised revenue sharing payments.

<u>Plaintiffs And Other Members Of The Class Have Suffered Damages As A Result Of Defendants' Illegal And Improper Actions</u>

243. As a result of Defendants' conduct alleged above, Plaintiffs and the other members of the Class have suffered damages. The damages suffered by Plaintiffs and the other members of the Class were a foreseeable consequence of Defendants' omissions and conduct, particularly in light of the fact that the net returns on the Wells Fargo Funds were diminished as a result of the improper kickbacks paid to broker/dealers from the funds. Plaintiffs and other members of the Class would not have purchased the Wells Fargo Funds, and paid the related fees associated with them, had they known of the illegal and improper practices as alleged above. By investing in the Wells Fargo Funds, Plaintiffs and other members of the Class received a return on their investment that was substantially less than the return they would have received had they invested the same dollars in a comparable fund. Alternatively, investors could have invested fewer dollars in a non-Wells Fargo Fund to obtain a rate of return equal to or greater than that obtained at a higher price from the comparable Wells Fargo Fund.

244. Additionally, Plaintiffs and other members of the Class were deceived into buying shares of the Wells Fargo Funds at an artificially inflated value. Plaintiffs and other members of the Class accepted, as an integral aspect of purchasing shares of the Wells Fargo Funds, that they would be required to pay fees and expenses against their ownership interests in the Wells Fargo Funds, with the understanding that those charges were legitimate outlays for services that would benefit the mutual fund and contribute positively to its value. In truth, a significant portion of those expenses was not being used to provide the services promised, but rather to increase the sales of the funds to other investors and thus the profits of Wells Fargo. As a result, the values of the Wells Fargo Funds were less than they appeared to be to members of the Class. The damages sustained by Plaintiffs and the other members of the Class, as a result of the fees they paid for shares of the Wells Fargo Funds, were a foreseeable consequence of Defendants' failure to disclose.

245. Additionally, as a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of the Wells Fargo Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of the fact that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiffs and the other members of the Class acquired the shares or interest in the Wells Fargo Funds during the Class Period at distorted prices and were damaged thereby.

THE TRUTH BEGINS TO BE DISCLOSED

246. On June 8, 2005, when the NASD censured and fined Wells Fargo Investments. As detailed in the NASD's press release, the:

> NASD found that the [Wells Fargo Investments], most of which sold funds offered by hundreds of different mutual fund complexes, operated "preferred partner" or "shelf space" programs that provided certain benefits to a relatively small number of mutual fund complexes in return for directed brokerage. The benefits to mutual fund complexes of these quid pro quo arrangement included, in various cases, higher visibility on the firms' internal web sites, increased access to the firms' sales forces, participation in "top producer" or training meetings, and promotion of their funds on a broader basis than was available for other funds

Press Release, NASD, NASD Charges 15 Firms With Directed Brokerage Violations, Imposes Fines Totaling More Than $34 Million (June 8, 2005), *available at* http://www.nasd.com/web/idcplg?IdcService=SS_GET_PAGE&ssDocName=NASDW_014340 ("June 8, 2005 NASD Press Release").

247. Then, in December 2005, Wells Fargo Investments issued a document entitled: **"WELLS FARGO INVESTMENTS, LLC POTENTIAL CONFLICTS OF INTEREST DISCLOSURE STATEMENT"**. In this document, Wells Fargo Investments disclosed that:

- Wells Fargo Investments had entered into financial arrangements with a limited number of mutual fund companies (*i.e.* the Shelf Space Funds) that Wells Fargo Investments referred to as "Platform Participants";
- among these funds were the Wells Fargo Funds
- in addition to payments received from third-party mutual fund families, Wells Fargo Investments received revenue from Wells Fargo Funds Management, LLC
- as a result of these payments, these limited number of mutual funds "receive enhanced access to Wells Fargo's Investments' sales force" [i.e. "financial consultants"] and meet with said "financial consultants" in training events, conference calls and private meetings; and
- "the above-referenced payments and compensation arrangements are ***in addition to the sales charges and fees that are disclosed in the fee tables, prospectuses and statements of additional information***." (emphasis added).

In other words, in this document, Wells Fargo Investments admitted that it received the payments from the Wells Fargo Funds that are at issue in this Complaint, that said payments created "Potential Conflicts of Interests" and that, finally, such payments were not disclosed in either the Wells Fargo Funds' prospectuses or statements of additional information.

248. Then on April 11, 2006, the First Amended Complaint in *Siemers* was filed, that was later upheld by the Court. A Wells Fargo corporate representative later testified in *Siemers* that Defendants continued to make the payments at issue here even after the filing of the First Amended Complaint in *Siemers*.

CLASS ACTION ALLEGATIONS

249. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of themselves and a class consisting of all persons or entities who purchased shares or like interests in any of the Wells Fargo Mutual Funds (except

the Wells Fargo Diversified Equity Fund, Montgomery Emerging Markets Fund and Small Cap Growth Fund), from November 4, 2000 through April 11, 2006 inclusive (the "Class Period") and who were damaged thereby. Excluded from the class are Defendants, members of their immediate families and their legal representatives, heirs, successors, or assigns and any entity in which Defendants have or had a controlling interest (the "Classes"). Further, this Class shall be divided into the following Subclasses:

(a) All persons or entities who purchased shares or like interests in any of the Wells Fargo Large Cap Stock Funds during the Class Period and who were damaged thereby (the "Wells Fargo Large Cap Stock Fund Subclass"). The Wells Fargo Large Cap Stock Funds are: the C&B Tax-Managed Value Fund[10]; the Capital Growth Fund; the Dividend Income Fund; the Endeavor Select Fund; the Equity Index Fund; the Growth Fund; the Growth and Income Fund; the Large Cap Growth Fund; the Large Company Core Fund; and the U.S. Value Fund. Additional plaintiffs Emil De Bacco and Margaret Macht are the proposed class representatives with respect to the Wells Fargo Large Cap Stock Fund Subclass;

(b) All persons or entities who purchased shares or like interests in any of the Wells Fargo Small and Mid Cap Stock Funds during the Class Period and who were damaged thereby (the "Wells Fargo Small and Mid Cap Stock Fund Subclass"). The Wells Fargo Small and Mid Cap Stock Funds are: the C&B Mid Cap Value Fund; the Common Stock Fund; the Discovery Fund; the Enterprise Fund; the Mid Cap Disciplined Fund; the Mid Cap Growth Fund; the Opportunity Fund; the Small Cap Disciplined Fund; the Small Cap Opportunities Fund; and the Small Cap Value Fund. Lead Plaintiff Edward Lee and additional plaintiffs Margaret Macht and Edward Arsenault are proposed class representatives with respect to the Wells Fargo Small and Mid Cap Stock Fund Subclass;

(c) All persons or entities who purchased shares or like interests in any of the Wells Fargo International Stock Funds during the Class Period and who were damaged thereby (the "Wells Fargo International Stock Fund Subclass"). The Wells Fargo International Stock

[10] Fund names vary slightly during the Class Period. The names of the funds stated herein are intended to include all predecessor and successor funds.

Funds are: the Asia Pacific Fund; the International Core Fund; the International Equity Fund; the International Value Fund; the Institutional Emerging Markets Fund; and the Overseas Fund. Additional plaintiff Emil De Bacco is the proposed class representative with respect to the Wells Fargo International Stock Fund Subclass;

(d) All persons or entities who purchased shares or like interests in any of the Wells Fargo Specialty Funds during the Class Period and who were damaged thereby (the "Wells Fargo Specialty Fund Subclass"). The Wells Fargo Specialty Funds are: the Specialized Financial Services Fund; the Specialized Health Sciences Fund; and the Specialized Technology Fund. Lead Plaintiff Edward Lee is the proposed class representative with respect to the Wells Fargo Specialty Fund Subclass;

(e) All persons or entities who purchased shares or like interests in any of the Wells Fargo Equity Gateway Funds during the Class Period and who were damaged thereby (the "Wells Fargo Equity Gateway Fund Subclass"). The Wells Fargo Equity Gateway Funds are: the C&B Large Cap Value Fund; the Diversified Small Cap Fund; the Equity Income Fund; the Equity Value Fund; the Growth Equity Fund; the Index Fund; the Large Cap Appreciation Fund; the Large Company Growth Fund; the Small Company Growth Fund; and the Small Company Value Fund. Lead Plaintiff Edward Lee and additional plaintiffs Margaret Macht, Emil De Bacco and Richard Hinton are proposed class representatives with respect to the Wells Fargo Equity Gateway Fund Subclass;

(f) All persons or entities who purchased shares or like interests in any of the Wells Fargo Money Market Funds during the Class Period and who were damaged thereby (the "Wells Fargo Money Market Fund Subclass"). The Wells Fargo Money Market Funds are: the California Tax-Free Money Market Fund; the Cash Investment Money Market Fund; the Government Money Market Fund; the Liquidity Reserve Money Market Fund; the Minnesota Money Market Fund; the Money Market Fund; the National Tax-Free Money Market Fund; the 100% Treasury Money Market Fund; the Overland Express Sweep Fund; and the Treasury Plus Money Market Fund. Additional plaintiff Arnold Kreek is the proposed class representatives with respect to the Wells Fargo Money Market Fund Subclass;

(g) All persons or entities who purchased shares or like interests in any of the Wells Fargo Asset Allocation Funds during the Class Period and who were damaged thereby (the "Wells Fargo Asset Allocation Fund Subclass"). The Wells Fargo Asset Allocation Funds are: the Aggressive Allocation Fund; the Asset Allocation Fund; the Conservative Allocation Fund; the Growth Balanced Fund; the Index Allocation Fund; and the Moderate Balanced Fund. Additional plaintiff Richard Hinton is the proposed class representative with respect to the Wells Fargo Asset Allocation Fund Subclass;

(h) All persons or entities who purchased shares or like interests in any of the Wells Fargo Wealthbuilder Portfolio Funds during the Class Period and who were damaged thereby (the "Wells Fargo Wealthbuilder Portfolio Fund Subclass"). The Wells Fargo Wealthbuilder Portfolio Funds are: the Wealthbuilder Growth Balanced Portfolio; the Wealthbuilder Conservative Allocation Portfolio; the Wealthbuilder Moderate Balanced Portfolio; the Wealthbuilder Growth Allocation Portfolio; the Wealthbuilder Equity Portfolio; and the Wealthbuilder Tactical Equity Portfolio. Additional plaintiff Arnold Kreek is the proposed class representative with respect to the Wells Fargo Wealthbuilder Portfolio Fund Subclass; and

(i) All persons or entities who purchased shares or like interests in any of the Wells Fargo Income Funds during the Class Period and who were damaged thereby (the "Wells Fargo Income Fund Subclass"). The Wells Fargo Income Funds are: the Corporate Bond Fund; the Diversified Bond Fund; the Government Securities Fund; the High Yield Bond Fund; the Income Plus Fund; the Inflation-Protected Bond Fund; the Intermediate Government Income Fund; the Short Duration Government Bond Fund; the Stable Income Fund; and the Total Return Bond Fund. Additional plaintiff Margaret Macht is the proposed class representative with respect to the Wells Fargo Income Fund Subclass.

250. The members of the Class and the Subclasses are so numerous that joinder of all members is impracticable. While the exact number of the members of the Class and the Subclasses is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are thousands of members of the Class and each of the

Subclasses. Record owners and other members of the Class and the Subclasses may be identified from records maintained by Wells Fargo and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

251. Plaintiffs' claims are typical of the claims of the members of the Class and the Subclasses they seek to represent as all members of the Classes are similarly affected by Defendants' wrongful conduct in violation of federal securities laws that is complained of herein.

252. Plaintiffs are adequate representatives of the members of the Class and the Subclasses in that they are informed about the general nature of the claims asserted herein, have hired and will supervise competent counsel, and will remain informed about the prosecution of this suit.

253. Common questions of law and fact exist as to all members of the Class and the Subclasses, which predominate over any questions solely affecting individual members. Among the questions of law and fact common to the Class and the Subclasses are:

a. Whether the federal securities laws were violated by Defendants' acts as alleged herein; and

b. To what extent the members of the Class and the Subclasses have sustained damages and the proper measure of such damages.

254. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class and the Subclasses may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class and the Subclasses to individually redress the wrongs done to them.

255. There will be no difficulty in the management of this action as a class action. Most of the issues and evidence to be presented at trial are common to the Class including, but not limited to, the overall Wells Fargo revenue-sharing program and the wording of the prospectuses. Any difficulty in management of the action resulting from the need to prove the existence and amount of excess/sham fees on a fund-by-fund basis is cured by the proposed Subclasses, which group funds together by class (e.g., stock funds, money market funds, asset

allocation funds, etc.) and prospectus. In this manner, each Subclass contains a manageable number of funds.

COUNT I
ON BEHALF OF THE CLASS AGAINST WELLS FARGO FUNDS MANAGEMENT AND WELLS FARGO FUNDS TRUST FOR VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10B-5 PROMULGATED THEREUNDER

256. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

257. During the Class Period, Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiffs and other Class and Subclass members, as alleged herein and caused Plaintiffs and other members of the Class and Subclasses to purchase Wells Fargo Funds at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, Defendants took the actions set forth herein.

258. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements made not misleading; and (iii) engaged in acts, practices, and a course of conduct which operated as a fraud and deceit upon the purchasers of the Wells Fargo Funds, including Plaintiffs and other members of the Class and the Subclasses, in an effort to enrich themselves through undisclosed manipulative tactics by which they wrongfully distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

259. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Wells Fargo Funds' operations, as specified herein.

260. Defendants employed devices and artifices to defraud and engaged in a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from excessive fees and/or commissions paid to them as a result of its undisclosed kickback arrangement described

above and thereby engaged in transactions, practices and a course of conduct which operated as a fraud and deceit upon Plaintiffs and members of the Class and the Subclasses.

261. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

262. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of the Wells Fargo Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of the fact that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by the Defendants during the Class Period, Plaintiffs and the other members of the Class and Subclasses acquired the shares or interest in the Wells Fargo Funds during the Class Period at distorted prices and were damaged thereby.

263. At the time of said misrepresentations and omissions, Plaintiffs and other members of the Class and the Subclasses were ignorant of their falsity, and believed them to be true. Had Plaintiffs and other members of the Class and the Subclasses known the truth concerning the Wells Fargo Funds' operations, which Defendants did not disclose, Plaintiffs and other members of the Class and the Subclasses would not have purchased or otherwise acquired their shares, or, if they had acquired such shares during the Class Period, they would not have done so at the distorted prices which they paid; and would not have paid the fees and costs associated with ownership of the Wells Fargo Funds.

264. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

265. As a direct and proximate result of the wrongful conduct by Defendants, Plaintiffs and other members of the Class and Subclasses suffered damages in connection with their purchases and acquisitions of Wells Fargo Funds during the Class Period.

COUNT II

ON BEHALF OF THE CLASS AGAINST THE CONTROL PERSON DEFENDANT FOR VIOLATIONS OF SECTION 20(a) OF THE EXCHANGE ACT

266. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for claims brought pursuant to the Securities Act.

267. This claim is brought pursuant to Section 20(a) of the Exchange Act against the Control Person Defendant.

268. The Control Person Defendant acted as a controlling person of the Investment Adviser and Registrant Defendants within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Investment Adviser and Registrant Defendants' respective businesses and systematic involvement in the fraudulent scheme alleged herein, the Control Person Defendant had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Investment Adviser and Registrant Defendants, including the content and dissemination of the various statements which Plaintiffs contend are false and misleading. The Control Person Defendant had the ability to prevent the issuance of the statements alleged to be false and misleading or could have caused such statements to be corrected.

269. In particular, the Control Person Defendant had direct and supervisory involvement in the operations of the Investment Adviser and Registrant Defendants and, therefore, is presumed to have had the power to control or influence the particular transaction giving rise to the securities violations as alleged herein, and to have exercised same.

270. As set forth above, the Investment Adviser and Registrant Defendants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of its positions as a controlling person, the Control Person Defendant is liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of the Investment

Adviser and Registrant Defendants' wrongful conduct, Plaintiffs and other members of the Class and the Subclasses suffered damages in connection with their purchases of Wells Fargo Funds securities during the Class Period.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment as follows:

(a) Determining that this action is a proper class action and certifying the Plaintiffs as Class and Subclass representatives under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of Plaintiffs and the Class and Subclass members against Defendants, jointly and severally, for all damages sustained as a result of Defendants' violations of the federal securities laws set forth above, in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiffs and the Class and Subclasses their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(d) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

DATED: November 26, 2008

WHATLEY DRAKE & KALLAS, LLC

By: /s/ Deborah Clark-Weintraub
Deborah Clark-Weintraub
Elizabeth Rosenberg
1540 Broadway, 37th Floor
New York, New York 10036
Telephone: (212) 447-7070
Facsimile: (212) 447-7077
Email: dweintraub@wdklaw.com
erosenberg@wdklaw.com

- and -

REESE RICHMAN LLP
Michael R. Reese (Cal. State Bar No. 206773)
875 Avenue of the Americas, 18th Floor
New York, New York 10001
Telephone: (212) 579-4625
Facsimile: (212) 253-4272
Email: michael@reeserichman.com

Court Appointed Lead Counsel

EXHIBIT A

Plaintiff's Certification – In re Wells Fargo Mutual Fund Kickback Securities Litigation

I, Edward Lee ("Plaintiff") hereby declare under penalty of perjury that:

Purchases (All are Wells Fargo Funds)

Name of Fund	Date of Purchase	Shares Purchased	Price per Share
LARGE Co. GROWTH (NVLAX)	6/6/2003	209.3150	$42.14
MID CAP GROWTH (WFMCX)	6/6/2003	1589.2080	4.77
SPECIALIZED TECH. (WFSTX)	6/6/2003	1065.8970	3.40

Sales

Name of Fund	Date of Purchase	Shares Purchased	Price per Share

1. Plaintiff purchased and sold the following Wells Fargo Mutual Fund(s) during the period November 4, 2000 to April 11, 2006 as set forth below:

2. Plaintiff made no purchase or sales (other than automatic re-investments) of any Wells Fargo mutual funds during the time period stated above except for those purchases and sales forth above.

3. Plaintiff did not purchase the securities that are the subject of this action at the direction of plaintiff's counsel or in order to participate in this action.

4. Plaintiff has reviewed the complaint and authorized its filing.

5. During the three year period prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class action under the federal securities.

6. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary, and Plaintiff is willing to serve as lead plaintiff either individually or as part of a group, a lead plaintiff being a representative party who acts on behalf of other class members in directing the action.

7. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court. Plaintiff understands that this is not a claim form, and that Plaintiff's ability to share in any recovery as a member of the class is unaffected by Plaintiff's decision to serve as representative party.

8. I declare under penalty of perjury that the foregoing is true and correct.

Executed this 25 day of February, 2008.

Edward Lee

Edward Lee

Plaintiff's Certification – In re Wells Fargo Mutual Fund Kickback Securities Litigation

I, Edward Arsenault ("Plaintiff") hereby declare under penalty of perjury that:

Purchases (All are Wells Fargo Funds)

Name of Fund		Date of Purchase	Shares Purchased	Price per Share	
WAS STRONG FUND WELLSFARGOFUNDS TR ADVANTAGE OPPORTUNITY	SOPFX	4/25/2005	400.457	$43.43	$17,652.

Sales

Name of Fund		Date of Purchase	Shares Purchased	Price per Share	
ADVANTAGE OPPTUNITY	SOPFX	SWEPT TO OPPENHEIMER 1/24/2008	649.037	32.53	$21,113

1. Plaintiff purchased and sold the following Wells Fargo Mutual Fund(s) during the period November 4, 2000 to April 11, 2006 as set forth below:

2. Plaintiff made no purchase or sales (other than automatic re-investments) of any Wells Fargo mutual funds during the time period stated above except for those purchases and sales forth above.

3. Plaintiff did not purchase the securities that are the subject of this action at the direction of plaintiff's counsel or in order to participate in this action.

4. Plaintiff have reviewed the complaint and authorized its filing.

5. During the three year period prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class action under the federal securities.

6. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary, and Plaintiffs are willing to serve as lead plaintiff either individually or as part of a group, a lead plaintiff being a representative party who acts on behalf of other class members in directing the action.

7. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court. Plaintiff understands that this is not a claim form, and that Plaintiff's ability to share in any recovery as a member of the class is unaffected by Plaintiff's decision to serve as representative party.

8. I declare under penalty of perjury that the foregoing is true and correct.

Executed this 20th day of March, 2008.

Edward Arsenault

Edward Arsenault

Plaintiff's Certification – In re Wells Fargo Mutual Fund Kickback Securities Litigation

I, Emil De Bacco ("Plaintiff") hereby declare under penalty of perjury that:

1. Plaintiff purchased and sold the following Wells Fargo Mutual Fund(s) during the period November 4, 2000 to April 11, 2006 as set forth below:

Purchases (All are Wells Fargo Funds)

Name of Fund	Date of Purchase	Shares Purchased	Price per Share
Overseas (SOVRX)	4/11/2005	1034.7	$13.25
Index (WFVEX)	4/11/2005	54.8	$47.51
Growth (SGROX)	4/11/2005	1978.9	$18.43

Sales

Name of Fund	Date of Purchase	Shares Purchased	Price per Share

None Sold

2. Plaintiff made no purchase or sales (other than automatic re-investments) of any Wells Fargo mutual funds during the time period stated above except for those purchases and sales forth above.

3. Plaintiff did not purchase the securities that are the subject of this action at the direction of plaintiff's counsel or in order to participate in this action.

4. Plaintiff have reviewed the complaint and authorized its filing.

5. During the three year period prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class action under the federal securities.

6. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary, and Plaintiffs are willing to serve as lead plaintiff either individually or as part of a group, a lead plaintiff being a representative party who acts on behalf of other class members in directing the action.

7. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court. Plaintiff understands that this is not a claim form, and

that Plaintiff's ability to share in any recovery as a member of the class is unaffected by Plaintiff's decision to serve as representative party.

8. I declare under penalty of perjury that the foregoing is true and correct.

Executed this 25th day of November, 2008.

Emil De Bacco

Emil De Bacco

Plaintiff's Certification – In re Wells Fargo Mutual Fund Kickback Securities Litigation

I, Richard D. Hinton ("Plaintiff") hereby declare under penalty of perjury that:

1. Plaintiff purchased and sold the following Wells Fargo Mutual Fund(s) during the period November 4, 2000 to April 11, 2006 covered by the above-referenced action as set forth below:

Purchases (All are Wells Fargo Funds)

Name of Fund	Date of Purchase	Shares Purchased	Price per Share
Conservative Allocation (NVCBX)	6/29/2005	1.6703	$19.78
Moderate Balanced (NVMBX)	6/29/2005	1.4931	$22.12
Growth Balanced (NVGBX)	6/29/2005	0.7309	$30.14
Large Company Growth (NVLCX)	6/29/2005	0.1448	$45.58
Conservative Allocation (NVCBX)	7/15/2005	0.5440	$19.87
Moderate Balanced (NVMBX)	7/15/2005	0.4829	$22.41
Growth Balanced (NVGBX)	7/15/2005	0.2340	$30.81
Large Company Growth (NVLCX)	7/15/2005	0.0449	$48.11
Conservative Allocation (NVCBX)	7/29/2005	1.6526	$19.88
Moderate Balanced (NVMBX)	7/29/2005	1.4612	$22.49
Growth Balanced (NVGBX)	7/29/2005	0.7059	$31.02
Large Company Growth (NVLCX)	7/29/2005	0.1355	$48.56
Conservative Allocation (NVCBX)	8/15/2005	0.6166	$19.92
Moderate Balanced (NVMBX)	8/15/2005	0.5451	$22.53
Growth Balanced (NVGBX)	8/15/2005	0.2629	$31.11
Large Company Growth (NVLCX)	8/15/2005	0.0506	$48.62
Conservative Allocation (NVCBX)	8/31/2005	1.6681	$19.99
Moderate Balanced (NVMBX)	8/31/2005	1.4822	$22.50
Growth Balanced (NVGBX)	8/31/2005	0.7197	$30.89
Large Company Growth (NVLCX)	8/31/2005	0.1395	$47.81
Conservative Allocation (NVCBX)	9/15/2005	0.5306	$19.98
Moderate Balanced (NVMBX)	9/15/2005	0.4696	$22.55
Growth Balanced (NVGBX)	9/15/2005	0.2272	$31.07
Large Company Growth (NVLCX)	9/15/2005	0.0446	$47.53
Conservative Allocation (NVCBX)	9/29/2005	0.5236	$19.96
Moderate Balanced (NVMBX)	9/29/2005	0.4627	$22.56
Growth Balanced (NVGBX)	9/29/2005	0.2240	$31.12
Large Company Growth (NVLCX)	9/29/2005	0.0438	$47.49
Conservative Allocation (NVCBX)	10/14/2005	0.5259	$19.74
Moderate Balanced (NVMBX)	10/14/2005	0.4684	$22.16
Growth Balanced (NVGBX)	10/14/2005	0.2283	$30.31
Large Company Growth (NVLCX)	10/14/2005	0.0447	$46.53
Conservative Allocation (NVCBX)	10/31/2005	1.7780	$19.82
Moderate Balanced (NVMBX)	10/31/2005	1.5767	$22.34

Growth Balanced (NVGBX)	10/31/2005	0.7646	$30.74
Large Company Growth (NVLCX)	10/31/2005	0.1460	$48.29
Conservative Allocation (NVCBX)	11/15/2005	0.7465	$19.93
Moderate Balanced (NVMBX)	11/15/2005	0.6590	$22.58
Growth Balanced (NVGBX)	11/15/2005	0.3176	$31.23
Large Company Growth (NVLCX)	11/15/2005	0.0594	$50.17
Conservative Allocation (NVCBX)	11/30/2005	0.9733	$20.06
Moderate Balanced (NVMBX)	11/30/2005	0.8561	$22.80
Growth Balanced (NVGBX)	11/30/2005	0.4111	$31.67
Large Company Growth (NVLCX)	11/30/2005	0.0766	$50.91
Conservative Allocation (NVCBX)	12/15/2005	0.5427	$19.81
Moderate Balanced (NVMBX)	12/15/2005	0.4899	$21.92
Growth Balanced (NVGBX)	12/15/2005	0.2360	$30.38
Large Company Growth (NVLCX)	12/15/2005	0.0420	$51.19
Conservative Allocation (NVCBX)	12/29/2005	1.9787	$19.17
Moderate Balanced (NVMBX)	12/29/2005	1.7817	$21.29
Growth Balanced (NVGBX)	12/29/2005	0.8535	$29.62
Conservative Allocation (NVCBX)	1/13/2006	0.2624	$19.36
Moderate Balanced (NVMBX)	1/13/2006	0.2343	$21.64
Growth Balanced (NVGBX)	1/13/2006	0.1117	$30.35
Large Company Growth (NVLCX)	1/13/2006	0.0200	$51.00
Conservative Allocation (NVCBX)	1/27/2006	2.9613	$19.32
Moderate Balanced (NVMBX)	1/27/2006	2.6468	$21.61
Growth Balanced (NVGBX)	1/27/2006	1.2577	$30.33
Large Company Growth (NVLCX)	1/27/2006	0.2285	$50.07
Conservative Allocation (NVCBX)	2/10/2006	0.5335	$19.23
Moderate Balanced (NVMBX)	2/10/2006	0.4785	$21.44
Growth Balanced (NVGBX)	2/10/2006	0.2286	$29.97
Large Company Growth (NVLCX)	2/10/2006	0.0418	$49.04
Conservative Allocation (NVCBX)	2/24/2006	1.3349	$19.36
Moderate Balanced (NVMBX)	2/24/2006	1.1925	$21.68
Growth Balanced (NVGBX)	2/24/2006	0.5682	$30.45
Large Company Growth (NVLCX)	2/24/2006	0.1034	$50.00
Conservative Allocation (NVCBX)	3/10/2006	0.5393	$19.28
Moderate Balanced (NVMBX)	3/10/2006	0.4813	$21.59
Growth Balanced (NVGBX)	3/10/2006	0.2287	$30.30
Large Company Growth (NVLCX)	3/10/2006	0.0419	$49.40
Conservative Allocation (NVCBX)	3/24/2006	4.0987	$19.45
Moderate Balanced (NVMBX)	3/24/2006	3.6477	$21.85
Growth Balanced (NVGBX)	3/24/2006	1.7253	$30.81
Large Company Growth (NVLCX)	3/24/2006	0.3173	$50.24
Conservative Allocation (NVCBX)	4/7/2006	0.5044	$19.35
Moderate Balanced (NVMBX)	4/7/2006	0.4479	$21.79
Growth Balanced (NVGBX)	4/7/2006	0.2113	$30.81
Large Company Growth (NVLCX)	4/7/2006	0.0387	$50.39

Sales

Name of Fund	**Date of Purchase**	**Shares Purchased**	**Price per Share**
NONE			

2. Plaintiff made no purchase or sales (other than automatic re-investments) of any Wells Fargo mutual funds covered by the above-referenced action during the time period stated above except for those purchases and sales forth above.

3. Plaintiff did not purchase the securities that are the subject of this action at the direction of plaintiff's counsel or in order to participate in this action.

4. Plaintiff have reviewed the complaint and authorized its filing.

5. During the three year period prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class action under the federal securities.

6. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary, and Plaintiff is willing to serve as lead plaintiff either individually or as part of a group, a lead plaintiff being a representative party who acts on behalf of other class members in directing the action.

7. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court. Plaintiff understands that this is not a claim form, and that Plaintiff's ability to share in any recovery as a member of the class is unaffected by Plaintiff's decision to serve as representative party.

8. I declare under penalty of perjury that the foregoing is true and correct.

Executed this 1st day of July, 2008.

Richard D. Hinton

Plaintiff's Certification – In re Wells Fargo Mutual Fund Kickback Securities Litigation

I, Arnold Kreek ("Plaintiff") hereby declare under penalty of perjury that:

1. Plaintiff purchased and sold the following Wells Fargo Mutual Fund(s) during the period November 4, 2000 to April 11, 2006 as set forth below:

Purchases (All are Wells Fargo Funds)

Name of Fund	Date of Purchase	Shares Purchased	Price per Share
Wealthbuilder Growth Balanced Fund (WBGBX)	10/22/2004	30,445	$11.24
Money Market-A Fund (STGXX)	9/1/2005	2,000	$1.00
	9/30/2005	4,000	$1.00
	2/03/2006	1,000	$1.00
	3/16/2006	2,000	$1.00
	4/06/2006	1,000	$1.00

Sales

Name of Fund	Date of Sale	Shares Sold	Price per Share
Money Market-A Fund (STGXX)	12/6/2005	992.51	$1.00
	1/5/2006	5,000	$1.00
	3/15/2006	1,000	$1.00

2. Plaintiff made no purchase or sales (other than automatic re-investments) of any Wells Fargo mutual funds during the time period stated above except for those purchases and sales forth above.

3. Plaintiff did not purchase the securities that are the subject of this action at the direction of plaintiff's counsel or in order to participate in this action.

4. Plaintiff has reviewed the complaint and authorized its filing.

4. During the three year period prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class action under the federal securities.

5. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary, and Plaintiff is willing to serve as lead plaintiff either individually or as part of a group, a lead plaintiff being a representative party who acts on behalf of other class members in directing the action.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court. Plaintiff understands that this is not a claim form, and that Plaintiff's ability to share in any recovery as a member of the class is unaffected by Plaintiff's decision to serve as representative party.

7. I declare under penalty of perjury that the foregoing is true and correct.

Executed this 9th day of January, 2008.

Arnold Kreek

I, Margaret Macht ("Plaintiff") hereby declare under penalty of perjury that:

1. Plaintiff purchased and sold the following Wells Fargo Mutual Fund(s) during the period November 4, 2000 to April 11, 2006 as set forth below:

Purchases (All are Wells Fargo Funds)

Name of Fund	Date of Purchase	Shares Purchased	Price per Share
SDVIX	9-12-05	523.902	16.94
STVSX	9-12-05	1667.083	10.69
SCOVX	9-12-05	532.976	16.97
SMCDX	11-22-06	762.061	23.89

Sales

Name of Fund	Date of Sale	Shares Sold	Price per Share
SDVIK	10-05-07	605.958	18.50
STVSX	8-21-06	1748.366	10.29
SCOVX	4-29-08	624.603	14.43
SMCDX	12-05-07	815.681	22.04

2. Plaintiff made no purchase or sales (other than automatic re-investments) of any Wells Fargo mutual funds during the time period stated above except for those purchases and sales set forth above.

3. Plaintiff did not purchase the securities that are the subject of this action at the direction of plaintiff's counsel or in order to participate in this action.

4. Plaintiff has reviewed the complaint in this action and authorized its filing.

5. During the three year period prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class action under the federal securities.

6. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary, and Plaintiff is willing to serve as lead plaintiff either individually or as part of a group, a lead plaintiff being a representative party who acts on behalf of other class members in directing the action.

7. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court. Plaintiff understands that this is not a claim form, and that Plaintiff's ability to share in any recovery as a member of the class is unaffected by Plaintiff's decision to serve as representative party.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 30th day of May, 2008.

Margaret Macht

Mrs. Margaret C. Macht
1134 22nd Ave.
Kenosha, WI 53140

I, Margaret Macht ("Plaintiff") hereby declare under penalty of perjury that:

1. Plaintiff purchased and sold the following Wells Fargo Mutual Fund(s) during the period November 4, 2000 to April 11, 2006 as set forth below:

Purchases (All are Wells Fargo Funds)

Name of Fund	Date of Purchase	Shares Purchased	Price per Share
SDVIX	9/28/05	116.507	16.71
WFVEX	4/8/05	71.514	47.51
SOPFX	3/14/05	87.237	46.00
SENTX monthly investments 11/16/2000 – 9/17/01 FROM STRONG FUNDS previously owned 96.570 shares		45.388	see attached report

Sales

Name of Fund	Date of Sale	Shares Sold	Price per Share
SDVIX	10/10/07	134.308	18.66
WFVEX	10/10/07	75.057	62.06
SOPFX	10/10/07	116.476	~~46.07~~ 46.87
SENTX	3/14/05	166.580	24.09

2. Plaintiff made no purchase or sales (other than automatic re-investments) of any Wells Fargo mutual funds during the time period stated above except for those purchases and sales set forth above.

3. Plaintiff did not purchase the securities that are the subject of this action at the direction of plaintiff's counsel or in order to participate in this action.

4. Plaintiff has reviewed the complaint in this action and authorized its filing.

5. During the three year period prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class action under the federal securities.

6. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary, and Plaintiff is willing to serve as lead plaintiff either individually or as part of a group, a lead plaintiff being a representative party who acts on behalf of other class members in directing the action.

7. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court. Plaintiff understands that this is not a claim form, and that Plaintiff's ability to share in any recovery as a member of the class is unaffected by Plaintiff's decision to serve as representative party.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 30th day of May, 2008.

Margaret Macht

Mrs. Margaret C. Macht
1134 22nd Ave.
Kenosha, WI 53140

EXHIBIT B

SHAREHOLDER FEES

<TABLE>
<CAPTION>

	All Funds		
	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum deferred sales charge (load) (as a percentage of the lower of the Net Asset Value ("NAV") at purchase or the NAV at redemption)	None/1/	5.00%	1.00%

</TABLE>

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)

<TABLE>
<CAPTION>

	Diversified Equity Fund			Diversified Small Cap Fund	
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B
<S>	<C>	<C>	<C>	<C>	<C>
Management Fees	0.86%	0.86%	0.86%	0.99%	0.99%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%
Other Expenses/2/	0.73%	0.73%	1.40%	0.87%	0.96%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.59%	2.34%	3.01%	1.86%	2.70%
Fee Waivers/3/	0.59%	0.59%	1.26%	0.46%	0.55%
NET EXPENSES	1.00%	1.75%	1.75%	1.40%	2.15%

</TABLE>

<TABLE>
<CAPTION>

	Growth Equity Fund			International Fund	
	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B
<S>	<C>	<C>	<C>	<C>	<C>
Management Fees	1.07%	1.07%	1.07%	1.00%	1.00%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%	0.00%	0.75%
Other Expenses/2/	0.77%	0.86%	0.91%	1.24%	1.22%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.84%	2.69%	2.73%	2.24%	2.97%
Fee Waivers/3/	0.34%	0.44%	0.48%	0.49%	0.47%
NET EXPENSES	1.50%	2.25%	2.25%	1.75%	2.50%

</TABLE>

/1/ Class A shares that are purchased at NAV in amounts of $1,000,000 or more may be assessed a 1.00% CDSC if they are redeemed within one year from the date of purchase. See "A Choice of Share Classes" for further information. All other Class A shares will not have a CDSC.

<PAGE>

<TABLE>
<CAPTION>

Equity Income Fund			Equity Index Fund		Equity Value Fund			Growth Fund	
CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
0.75%	0.75%	0.75%	0.25%	0.25%	0.75%	0.75%	0.75%	0.75%	0.75%
0.00%	0.75%	0.75%	0.00%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%
0.65%	0.63%	0.55%	0.60%	0.71%	0.81%	0.86%	0.70%	0.69%	0.74%
1.40%	2.13%	2.05%	0.85%	1.71%	1.56%	2.36%	2.20%	1.44%	2.24%
0.30%	0.28%	0.20%	0.14%	0.25%	0.38%	0.43%	0.27%	0.32%	0.37%
1.10%	1.85%	1.85%	0.71%	1.46%	1.18%	1.93%	1.93%	1.12%	1.87%

</TABLE>

<TABLE>
<CAPTION>

International Equity Fund			Large Company Growth Fund			Small Cap Growth Fund			Small Cap Opportunities Fund	
CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
1.00%	1.00%	1.00%	0.75%	0.75%	0.75%	0.90%	0.90%	0.90%	0.90%	0.90%
0.00%	0.75%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%
1.09%	1.28%	1.33%	0.55%	0.66%	0.66%	0.96%	1.07%	0.79%	0.76%	0.56%
2.09%	3.03%	3.08%	1.30%	2.16%	2.16%	1.86%	2.72%	2.44%	1.66%	2.21%
0.34%	0.53%	0.58%	0.10%	0.41%	0.41%	0.57%	0.68%	0.40%	0.26%	0.06%
1.75%	2.50%	2.50%	1.20%	1.75%	1.75%	1.29%	2.04%	2.04%	1.40%	2.15%

</TABLE>

/2/ Other expenses are based on estimated amounts for the current fiscal year and reflect the impact of fund mergers, if applicable, which occurred on November 6, 1999.

/3/ Fee waivers are contractual and apply for one year from the closing date of the reorganization (two years for the Equity Income Fund). After this time, the Advisor, with Board approval, may reduce or eliminate such waivers.

SHAREHOLDER FEES

<TABLE>
<CAPTION>

	All Funds		
	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum deferred sales charge (load) (as a percentage of the lower of the NAV at purchase or the NAV at redemption)	None/1/	5.00%	1.00%

</TABLE>

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)

<TABLE>
<CAPTION>

	Asset Allocation Fund		
	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>
Management Fees	0.80%	0.80%	0.80%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%
Other Expenses/2/	0.40%	0.44%	0.38%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.20%	1.99%	1.93%
Fee Waivers/3/	0.21%	0.25%	0.19%
NET EXPENSES	0.99%	1.74%	1.74%

</TABLE>

/1/ Class A shares that are purchased at NAV in amounts of $1,000,000 or more may be assessed a 1.00% CDSC if they are redeemed within one year from the date of purchase. See "A Choice of Share Classes" for further information. All other Class A shares will not have a CDSC.

/2/ Other expenses are based on estimated amounts for the current fiscal year and reflect the impact of fund mergers, if applicable,which occurred on November 6, 1999.

/3/ Fee waivers are contractual and apply for one year from the closing date of the organization (two years for the Asset Allocation Fund). After this time, the Advisor, with Board approval, may reduce or eliminate such waivers.

<PAGE>

<TABLE>
<CAPTION>

Growth Balanced Fund			Index Allocation Fund		
CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>
1.10%	1.10%	1.10%	0.80%	0.80%	0.80%
0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
0.67%	0.70%	0.65%	0.53%	0.68%	0.54%
1.77%	2.55%	2.50%	1.33%	2.23%	2.09%
0.62%	0.65%	0.60%	0.03%	0.18%	0.04%
1.15%	1.90%	1.90%	1.30%	2.05%	2.05%

</TABLE>

SHAREHOLDER FEES

<TABLE>
<CAPTION>

	All Funds	Money Market Fund
	CLASS A	CLASS B
<S>	<C>	<C>
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of the lower of the NAV at purchase or the NAV at redemption)	None	5.00%/1/

</TABLE>

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)

<TABLE>
<CAPTION>

	California Tax-Free Money Market Fund	Government Money Market Fund	Minnesota Money Market Fund
	CLASS A	CLASS A	CLASS A
<S>	<C>	<C>	<C>
Management Fees	0.30%	0.35%	0.30%
Distribution (12b-1) Fees	0.00%	0.00%	0.00%
Other Expenses/2/	0.48%	0.46%	0.53%
TOTAL ANNUAL FUND OPERATING EXPENSES	0.78%	0.81%	0.83%
Fee Waivers	0.13%	0.06%	0.03%
NET EXPENSES/3/	0.65%	0.75%	0.80%

</TABLE>

/1/ If you exchange Class B shares of a Fund for Money Market Fund Class B shares, and then redeem your Money Market Fund shares, you will be assessed the CDSC applicable to the exchanged shares. Exchange privileges are not available, and CDSCs do not apply, to Money Market Fund Class B shareholders in certain accounts.

/2/ Other expenses are based on estimated amounts for fiscal year as a result of various contract changes that became the current effective on November 8, 1999.

/3/ The Advisor has committed through July 31, 2001 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio shown.

<PAGE>

<TABLE>
<CAPTION>

	Money Market Fund		National Tax-Free Money Market Fund	Treasury Plus Money Market Fund	100% Treasury Money Market Fund
	CLASS A	CLASS B	CLASS A	CLASS A	CLASS A
<S>	<C>	<C>	<C>	<C>	<C>
	0.40%	0.40%	0.25%	0.35%	0.35%
	0.00%	0.75%	0.00%	0.00%	0.00%
	0.58%	0.47%	0.62%	0.46%	0.48%
	0.98%	1.62%	0.87%	0.81%	0.83%
	0.22%	0.11%	0.22%	0.16%	0.18%
	0.76%	1.51%	0.65%	0.65%	0.65%

</TABLE>

SHAREHOLDER FEES

	All Funds[1]		
	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.50%	None	None
Maximum deferred sales charge (load) (as a percentage of the lower of the Net Asset Value ("NAV") at purchase or the NAV at redemption)	None[2]	5.00%	1.00%

<CAPTION>

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)

	Corporate Bond Fund		
	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>
Management Fees	0.50%	0.50%	0.50%
Distribution (12b-1) Fees	0.00%	0.75%	0.75%
Other Expenses[3]	1.18%	1.25%	1.20%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.68%	2.50%	2.45%
Fee Waivers	0.68%	0.75%	0.70%
NET EXPENSES[4]	1.00%	1.75%	1.75%

<CAPTION>

	Limited Term Government Income Fund	
	CLASS A	CLASS B
<S>	<C>	<C>
Management Fees	0.50%	0.50%
Distribution (12b-1) Fees	0.00%	0.75%
Other Expenses[3]	0.67%	0.69%
TOTAL ANNUAL FUND OPERATING EXPENSES	1.17%	1.94%
Fee Waivers	0.21%	0.23%
NET EXPENSES[4]	0.96%	1.71%

</TABLE>

1 As applicable, the Stable Income Fund imposes a maximum sales charge (load) on purchases of Class A shares of 1.5%, and a maximum deferred sales charge (load) on redemptions of Class B shares of 1.5%.

2 Class A shares that are purchased at NAV in amounts of $1,000,000 or more may be assessed a 1.00% CDSC if they are redeemed within one year from the date of purchase. See "A Choice of Share Classes" for further information. All other Class A shares will not have a CDSC.

3 Other expenses are based on estimated amounts for the current fiscal year.

4 The advisor has committed through September 30, 2001 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio shown.

5 Includes expenses allocated from the core portfolio in which the Fund invests.

<PAGE>

<TABLE>

<CAPTION>

Income Fund		Income Plus Fund			Intermediate Government Income Fund		
CLASS A	CLASS B	CLASS A	CLASS B	CLASS C	CLASS A	CLASS B	CLASS C
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
0.50%	0.50%	0.60%	0.60%	0.60%	0.50%	0.50%	0.50%
0.00%	0.75%	0.00%	0.75%	0.75%	0.00%	0.75%	0.75%
0.60%	0.68%	0.82%	0.85%	0.84%	0.70%	0.62%	0.68%
1.10%	1.93%	1.42%	2.20%	2.19%	1.20%	1.87%	1.93%
0.10%	0.18%	0.32%	0.35%	0.34%	0.24%	0.16%	0.22%

1.00%	1.75%	1.10%	1.85%	1.85%	0.96%	1.71%	1.71%

<CAPTION>

Stable Income Fund5		Variable Rate Government Fund
CLASS A	CLASS B	CLASS A
<S>	<C>	<C>
0.50%	0.50%	0.50%
0.00%	0.75%	0.00%
0.56%	0.63%	0.57%
1.06%	1.88%	1.07%
0.16%	0.23%	0.29%
0.90%	1.65%	0.78%

</TABLE>

SHAREHOLDER FEES

	All Portfolios
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	1.50%
Maximum deferred sales charge (load) (as a percentage of the lower of the Net Asset Value ("NAV") at at redemption) purchase or the NAV	None

ANNUAL PORTFOLIO OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM PORTFOLIO ASSETS)

<TABLE>
<CAPTION>

<S>	Growth Portfolio <C>	Growth Balanced Portfolio <C>	Growth and Income Portfolio <C>
Management Fees	0.35%	0.35%	0.35%
Distribution (12b-1) Fees	0.75%	0.75%	0.75%
Other Expenses/1/	1.29%	0.82%	1.46%
TOTAL ANNUAL FUND OPERATING EXPENSES	2.39%	1.92%	2.56%
Fee Waivers	0.77%	0.50%	0.96%
NET EXPENSES/2/	1.62%	1.42%	1.60%

</TABLE>

/1/ Other expenses are based on estimated amounts for the current fiscal year.
/2/ The advisor has committed through September 30, 2001 to waive fees and/or reimburse expenses to the extent necessary to maintain the Portfolio's net operating expense ratio shown. Fees and expenses of the Underlying Funds are not covered by these waiver/reimbursement arrangements.
/3/ These expense ratios do not include expenses from the Underlying Funds.

EXHIBIT C

funds, Wells Fargo Bank is entitled to receive a monthly fee at the annual rates indicated below of each Fund's average daily net assets:

Stand-Alone Funds	Annual Rate (as a percentage of net assets)
Equity Index	0.25%
Equity Value	0.75%
Growth	0.75%
International Equity	1.00%
Small Cap Growth	0.90%
Small Cap Opportunities	0.90%

As described in the second category above, the gateway feeder Funds (the "Gateway Funds") each invest 100% of their assets in a single respective core portfolio of Core Trust. Because the Gateway Funds invest all of their assets in a single portfolio, no investment advisory

<PAGE>

services are currently provided at the gateway feeder Fund level. However, in order to preserve flexibility to allow the Gateway Funds to either invest in more than one core portfolio of Core Trust or to convert to a stand-alone Fund with a direct advisory relationship, the following Funds have a "dormant" advisory arrangement with Wells Fargo Bank. Under the dormant advisory arrangement, Wells Fargo Bank will receive no advisory fees as long as the Gateway Fund invest all (or substantially all) of its assets in one core portfolio of Core Trust. In the event that the Gateway Fund converts into a gateway blended Fund as described above, Wells Fargo Bank as advisor would be entitled to receive a fee of 0.25% for asset allocation services. The dormant advisory rate listed below mirrors the advisory fee charged by Wells Fargo Bank to the Core Trust portfolio in which the Gateway Fund invests.

<TABLE>
<CAPTION>

Gateway Feeder Fund	Active Advisory Fees	Dormant Asset Allocation Fees/*/	Pass-through Advisory Fees/**/
<S>	<C>	<C>	<C>
Disciplined Growth	0.00%	0.25%	0.75%
Equity Income	0.00%	0.25%	0.75%
Index	0.00%	0.25%	0.15%
International	0.00%	0.25%	1.00%
Large Company Growth	0.00%	0.25%	0.75%
Small Cap Value	0.00%	0.25%	0.90%
Small Company Growth	0.00%	0.25%	0.90%

</TABLE>

/*/ Represents the proposed advisory fee payable to Wells Fargo Bank as Advisor if the Fund converts into a gateway blended Fund.

/**/ Represents the advisory fee payable to Wells Fargo Bank as advisor to the portfolio(s) of Core Trust in which the Fund invests. This would be the proposed advisory fee payable to Wells Fargo Bank as advisor if the Fund converts into a stand-alone Fund.

As described in the third category above, the following gateway blended Funds invest their respective assets in two or more Funds of Core Trust. For these Funds, Wells Fargo Bank determines the core portfolios of Core Trust in which each gateway blended Fund invests and the percentage allocation that each gateway blended Fund would make to each core portfolio. For these asset allocation services, Wells Fargo Bank is entitled to receive a fee as indicated in the chart below. The gateway blended Funds also have the dormant advisory arrangements described above with respect to the gateway feeder Funds.

<PAGE>

<TABLE>
<CAPTION>

Gateway Blended Funds	Advisory Fees (Maximum Asset Allocation Fees)	Core Level Dormant Advisory Fees*
<S>	<C>	<C>
Diversified Equity	0.25%	0.72%
Diversified Small Cap	0.25%	0.87%
Growth Equity	0.25%	0.97%

</TABLE>

* Because the gateway blended Funds invest in two or more Core Trust portfolios with varying advisory fees, the dormant advisory fees are based on a formula that reflects a blended fee rate.

As discussed in the "Historical Fund Information" section, the Funds were created as part of the reorganization of the Stagecoach and Norwest Funds. Therefore, the information shown below concerning the dollar amount of advisory (and other) fees paid shows the dollar amount of fees paid to either Wells Fargo Bank or NIM by the predecessor portfolio that is considered the surviving entity for accounting purposes.

FORMER STAGECOACH FUNDS

For the periods indicated below, the following Funds paid to Wells Fargo Bank the following advisory fees and Wells Fargo Bank waived the indicated amounts:

<TABLE>
<CAPTION>

	Year-Ended 9/30/99	
Fund	Fees Paid	Fees Waived

International Equity	$ 641,919	$ 463,889
Small Cap Growth	$ [illegible]	$ [illegible]

</TABLE>

<TABLE>
<CAPTION>

Fund	Six-Month Period-Ended 9/30/98 Fees Paid	Fees Waived	Year-Ended 3/31/98 Fees Paid	Fees Waived	Six-Month Period-Ended 3/31/97 Fees Paid	Fees Waived
Equity Index	$572,998	$158,503	$ 1,638,127	$ 288,393	$ 933,498*	$ 0*
Equity Value	$843,996	$ 0	$ 1,286,783	$ 95,512	$ 557,096	$ 0
Growth	$969,698	$ 0	$ 1,753,825	$ 44,284	$ 782,529	$ 0
International Equity**	$238,297	$ 83,843	$ 145,743	$ 111,696	N/A	N/A
Small Cap Growth	$288,703	$ 10,004	$ 169,949***	$ 227,120***	$ 89,707***	$ 0***

</TABLE>

<PAGE>

* For the period between April 29, 1996 and December 15, 1997, amounts represent advisory fees paid by the Master Portfolio on behalf of the Fund as described below.

** These amounts indicate fees paid since September 24, 1997, the commencement date.

*** These amounts reflect fees allocated from the Master Portfolio for the Fund as described below.

EXHIBIT D

THIS EXHIBIT HAS BEEN REDACTED

END